As filed with the Securities and Exchange Commission on August 7, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

American Public Education, Inc.
(Exact name of registrant as specified in its charter)

Delaware	8221	01-0724376
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

111 W. Congress Street
Charles Town, WV 25414
(304) 724-3700
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Harry T. Wilkins
Executive Vice President and Chief Financial Officer
American Public Education, Inc.
111 W. Congress Street
Charles Town, WV 25414
(304) 724-3700
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Michael J. Silver Thene M. Martin William I. Intner Hogan & Hartson L.L.P. 111 South Calvert Street, Suite 1600 Baltimore, MD 21202 Telephone: (410) 659-2700	Larry A. Barden Robert L. Verigan Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 Telephone: (312) 853-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class	Aggregate Offering	Amount of
of Securities to be Registered	Price(1)(2)	Registration Fee
Common Stock, $0.01 par value per share	$92,000,000	$2,824.40

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 7, 2007

PROSPECTUS

           Shares

American Public Education, Inc.

Common Stock

This is the initial public offering of our common stock. We are selling          shares of our common stock in this offering. Prior to this offering, no public market existed for our shares. The initial public offering price of our common stock is expected to be between $      and $     . We will apply to list our common stock on The NASDAQ Global Market under the symbol “APEI.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to the Company (before expenses)	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to           additional shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any.

We will pay a special distribution to our stockholders of record as of          , 2007 in an amount equal to the gross proceeds from the sale of common stock in this offering, before the underwriting discount and expenses, not including any proceeds from the underwriters’ exercise of their over-allotment option.

The underwriters expect to deliver the shares to purchasers on or about          , 2007.

William Blair & Company	Piper Jaffray

Stifel Nicolaus

ThinkEquity Partners LLC
BMO Capital Markets
Signal Hill

The date of this prospectus is          , 2007

American Public University System

American Military University | American Public University

Educating Those Who Serve™

AMU

APU

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. You should read the entire prospectus carefully, especially the matters discussed under “Risk Factors” and the financial statements and related notes included in this prospectus, before deciding to invest in shares of our common stock. Unless the context otherwise requires, the terms “we,” “us” and “our” refer to American Public Education, Inc. and its wholly owned subsidiary, American Public University System, Inc.

We are a leading provider of exclusively online postsecondary education directed at the needs of the military and public service communities. We operate through two universities, American Military University, or AMU, and American Public University, or APU, which together constitute the American Public University System. Our universities share a common faculty and curriculum which includes 50 degree programs and 48 certificate programs in disciplines related to national security, military studies, intelligence, homeland security, criminal justice, technology, business administration and liberal arts. We currently serve approximately 25,000 part-time adult students living in all 50 states and more than 135 foreign countries. Our university system is regionally and nationally accredited.

From 2002 to 2006, our total revenue increased from $10.7 million to $40.0 million, which represents a compound annual growth rate (CAGR) of 39%. Our net course registrations increased 15% and 46% in 2005 and 2006, respectively, over the prior periods. In the first three months of 2007, our total revenue was $14.1 million and our net course registrations increased 75% over the corresponding period in 2006. We believe the recent acceleration in our growth is attributable to: (i) high student satisfaction and referral rates; (ii) achieving regional accreditation in May 2006; (iii) increasing acceptance of distance learning within our targeted markets; and (iv) achieving certification to participate in federal student aid programs under Title IV of the Higher Education Act of 1965 beginning with classes starting in November 2006.

Over 80% of our students currently serve in the United States military on active duty, in the reserves, or in the National Guard. Most of our other students are public service professionals including federal, national and local law enforcement personnel or other first responders. Our programs are designed to help these working adult students advance in their current professions or prepare for their next career. Our online method of instruction is well-suited to these students, many of whom serve in positions requiring extended and irregular schedules, are on-call for rapid response missions, participate in extended deployments and exercises, travel or relocate frequently and have limited financial resources. Our satisfied students have been a significant source of referrals for us, reducing our marketing costs per new student. Over 50% of our new students in 2007 who responded to our surveys tell us they inquired about enrolling in either AMU or APU as the result of a personal referral.

As of June 30, 2007, we had approximately 100 full-time and over 300 adjunct faculty, virtually all of whom have advanced degrees and many of whom are former or current leading practitioners in their fields. Our adjunct faculty also includes professors who teach at leading national and state universities. We believe quality faculty members are attracted to us because of the high percentage of military and public service professionals in our student body who can immediately apply lessons learned in our classroom to their daily work. In addition, our faculty members are attracted to the flexible nature of teaching online, the numerous support services we provide them, and our per student pay structure for our adjunct faculty.

We have invested significant amounts of capital and resources on developing proprietary information systems and processes to support what we refer to as Partnership At a Distance, or PAD. PAD is our approach to how we interact with our students, and at its center is the PAD system. The PAD system allows prospective and current students to interact with us exclusively online, on their schedule. The PAD system also allows us to manage on an automated and cost-effective basis the complex administrative tasks resulting from offering monthly semester starts for over 600 classes in over 350 unique courses to our approximately 25,000 students taught by over 400 faculty members. Our systems and processes also help us measure and manage the activities of our faculty, student support personnel, and prospective and active students, allowing us to continuously improve our academic quality, student support services and marketing efficiency. We believe these proprietary systems and processes will support a much larger institution and provide us important competitive and cost advantages.

Our university system achieved regional accreditation in May 2006 with The Higher Learning Commission of the North Central Association of Colleges and Schools, or The Higher Learning Commission, and also became certified to participate in federal student aid programs under Title IV of the Higher Education Act of 1965, or Title IV programs, that same year. Our university system has been nationally accredited by the Accrediting Commission of the Distance Education and Training Council, or DETC, since 1995. In 2007, we applied to the Higher Learning Commission and DETC for approval to offer seven new degree programs in Education and Information Technology.

Market Overview

According to the U.S. Department of Education’s National Center for Education Statistics, or NCES, total student enrollment in degree-granting colleges and universities in 2005 was 17.4 million. The Chronicle of Higher Education has reported that there remain significant opportunities for increasing postsecondary enrollments, as two-thirds of American adults do not have at least an associate degree. Within the postsecondary education market, we believe that there is significant opportunity for growth in online programs. In 2007, Eduventures, LLC, an education consulting and research firm, estimated that there were 1.5 million students enrolled in online programs at the end of 2006, representing approximately 8.6% of all students enrolled at U.S. degree-granting, Title IV eligible institutions. In December 2006, Eduventures estimated that by the end of 2008 online students will number around 2.1 million and that based on middle projections for higher education enrollments as a whole by the National Center for Education Statistics, online students will account for approximately 11.5% of all students in degree-granting institutions by 2008. In 2006, Eduventures also projected that annual revenues generated from students enrolled in fully-online programs at Title IV eligible, degree-granting institutions would increase by more than 30% to reach more than $8.1 billion in that year.

There are more than 2.1 million active and reserve military professionals in the United States Armed Forces. Each year, approximately 300,000 new service members are enlisted or commissioned to replace retiring and separating members. We believe that the unpredictable and demanding work schedules of military personnel and their geographic distribution make online learning and asynchronous teaching particularly attractive to them. Active duty and reserve component military personnel are eligible for tuition assistance through the Uniform Tuition Assistance Program of the Department of Defense, or DoD. In 2006, the DoD budgeted more than $430 million for tuition assistance programs to support service members’ voluntary education activities and the U.S. government spent more than $2.8 billion for benefits under the GI Bill related to postsecondary education.

We believe that national security, homeland security, and public safety professionals also represent a large and growing market for online education. For example, the U.S. Bureau of Labor Statistics estimated that at the end of 2003 over 750,000 persons were employed in law enforcement at the state and local levels, and in 2004 they estimated that through 2014 the number of persons employed would continue to increase between 9% and 17%. In 2005, the National Fire Protection Association estimated that fire, rescue and emergency management services personnel included over 1.5 million personnel in the year 2005 with their numbers expected to increase between 18% and 26% through 2014. These statistics do not count the large numbers of other professionals working in the national security, homeland security and public safety fields. As with their military counterparts, these individuals have unique program requirements as well as unpredictable and demanding work schedules that often prevent them from attending traditional universities.

Competitive Strengths

We believe that we have the following competitive strengths:

Exclusively Online Education — We have designed our courses and programs specifically for online delivery, and we recruit and train faculty exclusively for online instruction. Because our students are located around the globe, we focus our instruction on asynchronous, interactive instruction that provides students the flexibility to study and interact during the hours of the day or days of the week that suit their terms and schedules. While there are regular requirements for interaction for all courses, students may log on when convenient for them and when they are ready to focus on their studies and interact with faculty and other students.

Emphasis on Military and Public Services Communities — Since our founding, our culture has reflected our devotion to our mission of Educating Those Who Servetm. We have designed our academic programs, policies, marketing strategies and tuition specifically to meet the needs of the military and public service communities. These communities tend to be tightly knit, which greatly facilitates personal testimonials from active to prospective students. Academic achievement can result in increased rank and pay for service members. The United States Armed Forces recognize academic achievement through awarding promotion points for academic credits, specifying education level eligibility requirements for assignments, promotions, and service schools, and entering remarks on performance appraisals.

Affordable Tuition — By delivering courses online and investing in automated processes and systems, we are able to provide quality education without annual tuition increases that are standard in the education industry. Our tuition is generally consistent with less expensive in-state tuition at state universities and is designed so that DoD tuition assistance programs fully cover the cost of undergraduate courses and over 90% of the cost of graduate courses. We have not increased our undergraduate tuition of $250 per credit hour since 2000 and have no current intention to do so.

Commitment to Academic Excellence — Our academic programs are overseen by our Board of Trustees, which counts as members a former college president, four active accreditation peer evaluators, a former Commandant of the Marine Corps, and a former Department of the Army Inspector General. We are committed to continuously improving our academic programs and services, as evidenced by the level of attention and resources we apply to Instruction and Educational support. We have processes and technology that engage faculty, students, alumni, Industry Advisory Councils, or IACs, subject matter experts, state licensing agencies, and accrediting bodies in our pursuit of academic quality. Under the leadership of our Executive Vice President of Institutional Advancement, we regularly implement improvements as a result of our program of ongoing self-study in connection with our regional and national accreditation.

Proprietary Information Systems and Processes — Through the PAD system, students may access our services online 24/7, such as admission, orientation, course registrations, tuition payments, book requests, grades, transcripts and degree progress, and various other inquiries. The PAD system monitors and reports on student activity and is designed to identify opportunities to engage students at appropriate times through e-mail, phone, or other means. We also have created management tools based on the data from the PAD system that help us to improve continuously our academic quality, student support services and marketing efficiency. A key benefit to our proprietary systems and processes is that they allow us to manage the complexities involved in starting over 600 classes in over 350 unique courses monthly. We believe our proprietary systems and processes will support a much larger student body and provide us important competitive and cost advantages.

Highly Scalable and Profitable Business Model — We believe our exclusively online education model, our proprietary management information systems, our relatively low student acquisition costs, and our variable faculty cost model have enabled us to expand our operating margins. Our operating margins grew to 19.0% for the first quarter of 2007 from 12.5% for the corresponding period in 2006, on revenue that increased to $14.1 million from $8.2 million. As an exclusively online institution, we have few of the expenses associated with traditional brick and mortar campuses, such as dormitories, library buildings, food service operations, and student life and recreation facilities.

Experienced and Accomplished Management Team — Our management team represents a diverse blend of higher education, military, public service and business professionals. Our CEO, Wallace E. Boston, Jr., was previously a senior executive officer of several publicly-traded companies. Our Provost, Dr. Frank B. McCluskey, led successful distance learning programs at Mercy College in New York and has more than 18 years of higher education distance learning experience. Our CFO, Harry T. Wilkins, served previously as the chief financial officer for Strayer Education, Inc. from 1992 until 2001, leading Strayer through its IPO in 1996. Four members of our senior management are retired military officers who served in the U.S. Army or Air Force for a combined period of over 100 years.

Growth Strategies

We believe our growth in student enrollment and revenue has consistently been driven by high student satisfaction and referral rates and increasing acceptance of distance learning within our targeted markets. Between 2002 and 2005, we grew our revenue at a CAGR of 38% from $10.7 million to $28.2 million. We believe achieving regional accreditation in May 2006 and gaining access to Title IV programs in November 2006 have been additional factors driving our recent acceleration in growth. Our revenues increased by 72% to $14.1 million in the first quarter of 2007 from $8.2 million in the first quarter of 2006. We plan to grow our business by employing the following primary strategies:

Expand in Our Core Military Market — We have focused on the needs of the military community since our founding and this community has been responsible for the vast majority of our growth to date. The combination of our online model, focused curriculum and outreach to the military has enabled us to gain share from more established schools that have served this market for longer periods, many of which are traditional brick and mortar schools. In 2006, we increased our revenues from military tuition assistance programs by 41% over the prior year. We will continue to seek opportunities to design programs that leverage the military’s internal education initiatives, such as our Iraq regional studies courses implemented at the start of the military’s deployment to Iraq and our articulation agreement with the U.S. Army Intelligence Center and School at Ft. Huachuca.

Capitalize on Title IV Availability to Penetrate the Public Service and Civilian Markets — We believe our curriculum is directly relevant to federal, state and local law enforcement and other first responders, but historically this market was limited to us because, outside the federal government, only a few agencies or departments have the tuition reimbursement plans critical to fund continuing adult education. Now that our students can obtain grants or low cost student loans through Title IV programs, we have begun to increase our focus on these markets.

Focus on Improving Student Retention — Through June 30, 2007, over 80% of the students who have completed three classes with us remain as active students or have graduated from our university system. However, because our academics are rigorous, and because we are an open enrollment university system, accepting all applicants with a high school diploma or equivalent, many of our new students have difficulty continuing with our program and drop after only one or two courses. As a result, we expend considerable effort developing and continuously improving programs and support mechanisms to help new students adjust to the rigors of attending an online university while still working. Over 25% of our alumni who earned a bachelor’s degree with us have returned to pursue graduate studies.

Add New Degree Programs — We plan to continue to expand our degree offerings to meet our students’ needs. We have applied to The Higher Learning Commission and DETC to offer seven new degree programs in Education and Information Technology.

The Offering

Common stock offered by us	Shares

Common stock outstanding after the offering	Shares

Proposed NASDAQ Global Market symbol	“APEI”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, based on the midpoint of the price range set forth on the cover page of this prospectus.

As described in “Use of Proceeds” and “Special Distribution,” we intend to use the proceeds of this offering to pay a special distribution to our stockholders of record as of , 2007, in an amount equal to the gross proceeds from the sale of stock in this offering, before the underwriting discount and before expenses, not including any proceeds received from the underwriters exercise of their over-allotment option. We intend to use the proceeds, if any, we receive from the underwriters exercise of their over-allotment option to pay the amount by which the special distribution exceeds our proceeds prior to that option exercise, the expenses of this offering and for general corporate purposes.

The payment of the special distribution in an amount equal to the gross proceeds of this offering permits a return of capital to all of our existing stockholders, and does so without significantly decreasing our capital resources or requiring these stockholders to sell their shares. The aggregate amount of the special distribution will be $ million, or $ per share of common stock, of which $ million will be paid in respect of shares of our capital stock as to which our directors and executive officers as a group may be deemed to have beneficial ownership, assuming the sale of shares of common stock in the offering at an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. In particular, the special distribution to be paid in respect of shares of capital stock as to which our directors may be deemed to have beneficial ownership includes $ to be distributed in respect of shares for which Wallace E. Boston, Jr., our chief executive officer, may be deemed to have beneficial ownership, $ to be distributed in respect of shares held by funds affiliated with ABS Capital Partners, for which Phillip A. Clough and Timothy W. Weglicki may be deemed to have beneficial ownership, $ to be distributed in respect of shares held by funds affiliated with Camden Partners, for which David L. Warnock may be deemed to have beneficial ownership and $ to be distributed in respect of shares held by Jean C. Halle.

The special distribution to be paid in respect of shares of capital stock as to which our executive officers, other than our chief executive officer who is addressed above, may be deemed to have beneficial ownership will be:

Amount of
Executive Officer	Special Distribution

Harry T. Wilkins	$
Executive Vice President and Chief Financial Officer
James H. Herhusky	$
Executive Vice President, Institutional Advancement
Dr. Frank B. McCluskey	$
Executive Vice President, Provost
Peter W. Gibbons	$
Senior Vice President, Chief Administrative Officer
Carol S. Gilbert	$
Senior Vice President, Marketing
Mark L. Leuba	$
Senior Vice President, Chief Information Officer

Pursuant to the terms of our equity incentive arrangements, the special distribution will also cause a proportionate adjustment to the stock options held by our employees, including our executive officers.

See “Certain Relationships and Related Transactions — Special Distribution” for additional information regarding the beneficiaries of the special distribution and the effect of the adjustment to our outstanding option awards.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in shares of our common stock.

The share information above is based on           shares of common stock outstanding as of          , 2007 and excludes:

•	100,000 shares of our common stock reserved for issuance under our new 2007 Omnibus Incentive Plan, of which are the subject of stock option awards to be granted to employees at the time of the pricing of this offering with an exercise price equal to the initial public offering price; and

•	shares of common stock issuable upon the exercise of outstanding stock options issued under prior plans, which number would be increased to shares (assuming an offering price equal to the midpoint of the price range set forth on the cover page of this prospectus) of common stock as a result of the special distribution;

but includes:

•	shares of the common stock reserved under our new 2007 Omnibus Incentive Plan that are to be issued as restricted stock awards to employees at the time of the pricing of this offering; and

•	shares of common stock issuable upon the exercise of an outstanding warrant as of , 2007, which warrant will be exercised immediately prior to the record date for the special distribution.

Unless we indicate otherwise, the information in this prospectus:

•	reflects a - for -1 split of our outstanding common stock and Class A common stock that occurred on , 2007;

•	reflects the conversion of all shares of our outstanding Class A common stock into an equal number of shares of common stock immediately before the completion of this offering;

•	assumes that the initial public offering price of the common stock will be $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes that the underwriters do not exercise their over-allotment option.

Corporate Information

We were organized as a Virginia corporation in 1991, and we reorganized in Delaware in 2002 into our current holding company structure. As part of our 2002 reorganization, our corporate name was changed from American Military University, Inc. to American Public Education, Inc. Our principal executive offices are located at 111 W. Congress Street, Charles Town, West Virginia 25414, and our main telephone number at that address is (304) 724-3700. Our corporate website address is www.apus.edu. The contents of our website are not a part of this prospectus.

Summary Consolidated Financial and Operating Data

The following table shows our summary consolidated statements of operations data and other financial and operating data for each of the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 and our summary balance sheet data as of March 31, 2007. The summary consolidated statements of operations data and the other financial data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States, which appear elsewhere in this prospectus. The summary statement of operations data for the three months ended March 31, 2006 and 2007 and the summary consolidated balance sheet data as of March 31, 2007, have been derived from our unaudited financial statements, which are presented elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of our results for any future period.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)

STATEMENT OF OPERATIONS DATA:
Revenues	$23,119	$28,178	$40,045	$8,205	$14,089
Costs and expenses:
Instructional costs and services	10,944	13,247	17,882	3,752	6,081
Selling and promotional	2,206	4,043	4,879	1,120	1,436
General and administrative	5,737	6,166	8,959	1,777	2,761
Write-off of software development project(1)	—	—	3,148	—	—
Depreciation and amortization	674	1,300	1,953	383	618
Stock based compensation(2)	—	1,198	284	145	502

Total costs and expenses	19,561	25,954	37,105	7,177	11,398

Income from continuing operations before interest income and income taxes	3,558	2,224	2,940	1,028	2,691
Interest income, net	56	225	289	65	144

Income from continuing operations before income taxes	3,614	2,449	3,229	1,093	2,835
Income tax expense	1,327	1,061	771	515	1,301

Income from continuing operations	2,287	1,388	2,458	578	1,534
Preferred stock accretion	(1,085)	(681)	—	—	—

Income from continuing operations attributable to common stockholders	1,202	707	2,458	578	1,534
Loss from discontinued operations, net of income tax benefit	—	(303)	(660)	(47)	—

Net income attributable to common stockholders	$1,202	$404	$1,798	$531	$1,534

							Three Months Ended
	Year Ended December 31,						March 31,
	2004		2005		2006		2006		2007
							(Unaudited)

STATEMENT OF OPERATIONS DATA:
Income from continuing operations per common share:
Basic	$		$		$		$		$
Diluted	$		$		$		$		$
Net income attributable to common stockholders per common share:
Basic	$		$		$		$		$
Diluted	$		$		$		$		$
Weighted average number of shares outstanding:
Basic		489,672		732,278		1,067,381		1,061,703		1,078,479
Diluted		491,550		769,423		1,107,063		1,104,002		1,137,321

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

OTHER DATA (Unaudited):
Net cash provided by operating activities	$4,546	$3,660	$8,929	$1,583	$4,575
Capital expenditures	$2,612	$4,613	$4,475	$1,384	$838
EBITDA from continuing operations(3)	$4,232	$3,524	$4,893	$1,411	$3,309
Net course registrations(4)	32,558	37,506	54,828	11,851	20,798

	As of March 31, 2007
	Actual	As Adjusted(6)
	(In thousands)

CONSOLIDATED BALANCE SHEET DATA (Unaudited):
Cash and cash equivalents	$15,846	$
Working capital(5)	$12,720	$
Total assets	$41,670	$
Total debt	$1,965	$
Stockholders’ equity	$19,336	$

(1)	During 2006, $3.1 million of capitalized software development costs were written off when management determined that the asset related to these costs was impaired because we are no longer pursuing the related project.

(2)	Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R)-Share-Based Payment, or SFAS 123R, which requires companies to expense share-based compensation based on fair value. Prior to January 1, 2006, we accounted for share-based payment in accordance with Accounting Principles Board Opinion No. 25-Accounting for Stock Issued to Employees, and provided the disclosure required in SFAS 123-Accounting for Stock-Based Compensation, as amended by SFAS No. 148-Accounting for Stock-Based Compensation-Transition and Disclosure-An Amendment of FASB Statement No. 123. Stock-based compensation expense for the year ended December 31, 2005 resulted from the repurchase of shares of common stock acquired upon exercise of employee stock options.

(3)	EBITDA from continuing operations consists of income from continuing operations minus interest income, net plus income tax expense plus depreciation and amortization. Interest income, net consists primarily of interest income earned on cash and cash equivalents, net of any interest expense for notes payable. We use EBITDA from continuing operations as a measure of operating performance.

However, EBITDA from continuing operations is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA from continuing operations in addition to, and not as an alternative for, income from continuing operations as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA from continuing operations may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA from continuing operations is not intended to be a measure of free cash flow, as it does not consider certain cash requirements such as tax payments.

We believe EBITDA from continuing operations is useful to an investor in evaluating our operating performance and liquidity because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization. Depreciation and amortization can vary depending upon accounting methods and the book value of assets. We believe EBITDA from continuing operations presents a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

Our management uses EBITDA from continuing operations:

• As a measurement of operating performance, because it assists us in comparing our performance on a consistent basis, as it removes depreciation, amortization, interest and taxes; and

• In presentations to members of our board of directors to enable our board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

The following table provides a reconciliation of income from continuing operations to EBITDA from continuing operations:

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
	(In thousands)

Income from continuing operations	$2,287	$1,388	$2,458	$578	$1,534
Interest income, net	(56)	(225)	(289)	(65)	(144)
Income tax expense	1,327	1,061	771	515	1,301
Depreciation and amortization	674	1,300	1,953	383	618

EBITDA from continuing operations	$4,232	$3,524	$4,893	$1,411	$3,309

EBITDA from continuing operations for the year ended December 31, 2006 includes the effects of a write-off of $3.1 million of capitalized software development costs. EBITDA from continuing operations also includes stock-based compensation expense of $1.2 million, $284,000, $145,000 and $502,000 for the year ended December 31, 2005, the year ended December 31, 2006, the three months ended March 31, 2006 and the three months ended March 31, 2007, respectively.

(4)	Net course registrations represent the total number of course registrations for students that have attended a portion of a course.

(5)	Working capital is calculated by subtracting total current liabilities from total current assets.

(6)	As adjusted to give effect to our sale of common stock in this offering at an assumed offering price of $ per share, which is the midpoint of the range we show on the cover page of this prospectus, and the receipt and application of the net proceeds thereof as described under “Use of Proceeds.”

RISK FACTORS

Investing in our common stock has a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those that we believe are the material risks we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We may be unable to continue our recent revenue growth.

Our revenue increased 73% from $23.1 million in 2004 to $40.0 million in 2006, and it increased 72% from $8.2 million in the first quarter of 2006 to $14.1 million in the first quarter of 2007, primarily due to strong referrals from current students, new student marketing, and the receipt of regional accreditation in May 2006. We may not be able to achieve similar growth rates in future periods. You should not rely on the results of any prior periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our stock price may decline, and we may not have adequate financial resources to execute our business plan.

Our growth may place a strain on our resources.

The growth that we have experienced in the past, as well as any future growth that we experience, may place a significant strain on our resources and increase demands on our management information and reporting systems and financial management controls. We do not have experience scheduling courses and administering programs for more students than our current enrollment, and if growth negatively impacts our ability to do so, the learning experience for our students could be adversely affected, resulting in a higher rate of student attrition and fewer student referrals. Future growth will also require continued improvement of our internal controls and systems, particularly those related to complying with federal regulations under the Higher Education Act of 1965, or the Higher Education Act, as administered by the U.S. Department of Education, including as a result of our participation in federal student financial aid programs under Title IV of the Higher Education Act, which we refer to in this prospectus as Title IV programs. We have described some of the most significant regulatory risks that apply to us, including those related to Title IV programs, under the heading “Risks Related to the Regulation of our Industry” below. If we are unable to manage our growth, we may also experience operating inefficiencies that could increase our costs and adversely affect our profitability and results of operations.

Tuition assistance programs offered to United States Armed Forces personnel constituted 67% of our revenues for 2006, and our revenues and number of students would decrease if we are no longer able to receive funds under these tuition assistance programs or tuition assistance is reduced or eliminated.

Service members of the United States Armed Forces are eligible to receive tuition assistance from their branch of the armed forces that they may use to pursue postsecondary degrees. Service members of the United States Armed Forces can use tuition assistance at postsecondary schools that are accredited by accrediting agencies recognized by the U.S. Secretary of Education. Our tuition is currently structured so that tuition assistance payments for service members fully cover the service member’s per course tuition cost of our undergraduate courses and cover more than 90% of the per course tuition cost of our graduate courses. For 2006 and the quarter ended March 31, 2007, tuition assistance payments represented approximately 67% of our revenues. If we are no longer able to receive tuition assistance payments or the tuition assistance program is reduced or eliminated, our enrollments and revenues would be significantly reduced resulting in a material adverse effect on our results of operations and financial condition.

Strong competition in the postsecondary education market, especially in the online education market, could decrease our market share and increase our cost of acquiring students.

Postsecondary education is highly fragmented and competitive. We compete with traditional public and private two-year and four-year colleges as well as other for-profit schools, particularly those that offer online learning programs. Public and private colleges and universities, as well as other for-profit schools, offer programs similar to those we offer. Public institutions receive substantial government subsidies, and public and private institutions have access to government and foundation grants, tax-deductible contributions and other financial resources generally not available to for-profit schools. Accordingly, public and private institutions may have instructional and support resources that are superior to those in the for-profit sector. In addition, some of our competitors, including both traditional colleges and universities and other for-profit schools, have substantially greater name recognition and financial and other resources than we have, which may enable them to compete more effectively for potential students, particularly in the non-military sector of the market. We also expect to face increased competition as a result of new entrants to the online education market, including established colleges and universities that have not previously offered online education programs.

We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business or results of operations. We may also face increased competition if our competitors pursue relationships with the military and governmental educational programs with which we already have relationships. These competitive factors could cause our enrollments, revenues and profitability to decrease significantly.

Our success depends in part on our ability to update and expand the content of existing programs and develop new programs and specializations on a timely basis and in a cost-effective manner.

The updates and expansions of our existing programs and the development of new programs and specializations may not be accepted by existing or prospective students or employers. If we cannot respond to changes in market requirements, our business may be adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as students require or as quickly as our competitors introduce competing programs. To offer a new academic program, we may be required to obtain appropriate federal, state and accrediting agency approvals, which may be conditioned or delayed in a manner that could significantly affect our growth plans. In addition, we have been advised by the Department of Education that because we are provisionally certified due to being a new Title IV program participant, we may not add new degree or non-degree programs for Title IV program purposes, except under limited circumstances and only if the Department of Education so approves, until the Department of Education reviews a compliance audit that covers one complete fiscal year of Title IV program participation. Even after our initial certification period ends, to be eligible for Title IV programs, a new academic program may need to be approved by the Department of Education. If we are unable to respond adequately to changes in market requirements due to financial constraints, regulatory limitations or other factors, our ability to attract and retain students could be impaired and our financial results could suffer.

Establishing new academic programs or modifying existing programs requires us to make investments in management, incur marketing expenses and reallocate other resources. We may have limited experience with the courses in new areas and may need to modify our systems and strategy or enter into arrangements with other institutions to provide new programs effectively and profitably. If we are unable to increase the number of students, or offer new programs in a cost-effective manner, or are otherwise unable to manage effectively the operations of newly established academic programs, our results of operations and financial condition could be adversely affected.

Our financial performance depends on continued personal referrals and the effectiveness of our marketing and advertising programs in developing awareness among, attracting and retaining new students.

Building awareness of AMU and APU and the programs we offer among potential students is critical to our ability to attract new students. In order to maintain and increase our revenues and profits, we must continue to attract new students in a cost-effective manner and these students must remain active in our programs. Over the last fiscal year, we have increased the amounts spent on marketing and advertising, and we anticipate this trend to continue, particularly as a result of our attempts to attract and retain students from non-military market sectors. We use marketing tools such as the Internet, exhibits at conferences, and print media advertising to promote our schools and programs. Additionally, we rely on the general reputation of AMU and APU and referrals from current students, alumni and educational service officers in the United States Armed Forces as a source of new students. Some of the factors that could prevent us from successfully advertising and marketing our programs and from successfully enrolling and retaining students in our programs include:

•	the emergence of more successful competitors;

•	factors related to our marketing, including the costs of Internet advertising and broad-based branding campaigns;

•	performance problems with our online systems;

•	failure to maintain accreditation;

•	student dissatisfaction with our services and programs;

•	failure to develop a message or image that resonates well within non-military sectors of the market;

•	adverse publicity regarding us, our competitors or online or for-profit education generally;

•	adverse developments in our relationship with military educational service officers;

•	a decline in the acceptance of online education; and

•	a decrease in the perceived or actual economic benefits that students derive from our programs.

If we are unable to continue to develop awareness of AMU and APU and the programs we offer, and to enroll and retain students in both military and non-military market sectors, our enrollments would suffer and our ability to increase revenues and maintain profitability would be significantly impaired.

System disruptions and vulnerability from security risks to our online computer networks could impact our ability to generate revenue and damage our reputation, limiting our ability to attract and retain students.

The performance and reliability of our technology infrastructure is critical to our reputation and ability to attract and retain students. Any system error or failure, or a sudden and significant increase in bandwidth usage, could result in the unavailability of our online classroom, damaging our ability to generate revenue. Our technology infrastructure could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters, terrorist activities and telecommunications failures.

Our systems, particularly those related to our Partnership-At-a-Distance, or PAD, system, have been predominantly developed in-house, with limited support from outside vendors. We are continuously working on upgrades to the PAD system, and our employees continue to devote substantial time to its development. To the extent that we face problems with the PAD system, we may not have the capacity to address the problems with our internal capability, and we may not be able to identify outside contractors with expertise relevant to our custom system.

Any failure of our online classroom system could also prevent students from accessing their courses. Any interruption to our technology infrastructure could have a material adverse effect on our ability to attract and retain students and could require us to incur additional expenses to correct or mitigate the interruption.

Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information, personal information about our students or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. We engage multiple security assessment providers on a periodic basis to review and assess our security. We utilize this information to audit ourselves to ensure that we are continually monitoring the security of our technology infrastructure. However, we cannot assure you that these security assessments and audits will protect our computer networks against the threat of security breaches.

We rely on third party software for our online classroom, and if that third party were to cease to do business or was acquired by a competitor, it could have an adverse impact on our ability to operate.

Our online classroom employs the Educatortm learning management system pursuant to a license from Ucompass.com, Inc. The Educator system is a web-based portal that stores and delivers course content, provides interactive communication between students and faculty, and supplies online evaluation tools. We rely on Ucompass for ongoing support and customization and integration of the Educator system with the rest of our technology infrastructure. If Ucompass ceased to operate or was unable or unwilling to continue to provide us with service, we may have difficulty maintaining the software required for our online classroom or updating it for future technological changes. Any failure to maintain our online classroom would have an adverse impact on our operations, damage our reputation and limit our ability to attract and retain students.

Future growth or increased technology demands will require continued investment of capital, time and resources to develop and update our technology.

We believe that continued growth will require us to increase the capacity and capabilities of our technology infrastructure, including our PAD system. Increasing the capacity and capabilities of our technology infrastructure will require us to invest capital, time and resources, and there is no assurance that even with sufficient investment our systems will be scalable to accommodate future growth. We may also need to invest capital, time and resources to update our technology in response to competitive pressures in the marketplace. If we are unable to increase the capacity of our resources or update our resources appropriately, our ability to handle growth, our ability to attract or retain students, and our financial condition and results of operations could be adversely affected.

The loss of any key member of our management team may impair our ability to operate effectively and may harm our business.

Our success depends largely upon the continued services of our executive officers and other key management and technical personnel. The loss of one or more members of our management team could harm our business. Except for the employment agreements we have with Mr. Boston, Dr. McCluskey, Mr. Wilkins and Mr. Herhusky, we do not have employment agreements with any of our other executive officers or key personnel. We do not maintain key person life insurance policies on any of our employees.

We may not be able to attract and retain the faculty, administrators, management and skilled personnel we need to support our growth strategy.

To execute our growth strategy, we must attract and retain highly qualified faculty, administrators, management and skilled personnel. Competition for hiring these individuals is intense, especially with regard to faculty in specialized areas. If we fail to attract new skilled personnel or faculty or fail to retain and motivate our existing faculty, administrators, management and skilled personnel, our business and growth prospects could be severely harmed.

The protection of our operations through exclusive proprietary rights and intellectual property is limited, and we encounter disputes from time to time relating to our use of intellectual property of third parties.

In the ordinary course of our business, we develop intellectual property of many kinds that is or will be the subject of copyright, trademark, service mark, patent, trade secret or other protections. This intellectual property includes but is not limited to courseware materials and business know-how and internal processes and procedures developed to respond to the requirements of operating and various education regulatory agencies. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names, agreements and registrations to protect our intellectual property. We rely on service mark and trademark protection in the United States and select foreign jurisdictions to protect our rights to the marks “AMERICAN MILITARY UNIVERSITY,” “AMERICAN PUBLIC UNIVERSITY,” “AMERICAN PUBLIC UNIVERSITY SYSTEM” and “EDUCATING THOSE WHO SERVE,” as well as distinctive logos and other marks associated with our services. We rely on agreements under which we obtain rights to use course content developed by faculty members and other third party content experts. We cannot assure you that the measures that we take will be adequate or that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights in the United States or select foreign jurisdictions, or that third parties will not infringe upon or violate our proprietary rights. Despite our efforts to protect these rights, unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our curricula, online resource material and other content, and offer competing programs to ours.

In particular, third parties may attempt to develop competing programs or duplicate or copy aspects of our curriculum, online resource material, quality management and other proprietary content. Any such attempt, if successful, could adversely affect our business. Protecting these types of intellectual property rights can be difficult, particularly as it relates to the development by our competitors of competing courses and programs.

We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in these disputes. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party. In July 2006, we settled a dispute with another institution regarding the use of certain marks that allowed us to continue to use the marks at issue, but we may not be able to favorably resolve future disputes. Some third party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid those intellectual property rights. Any such intellectual property claim could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether such claim has merit. Our general liability and cyber liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our classes or pay monetary damages, which may be significant.

We may incur liability for the unauthorized duplication or distribution of class materials posted online for class discussions.

In some instances, our faculty members or our students may post various articles or other third party content on class discussion boards. We may incur liability for the unauthorized duplication or distribution of this material posted online for class discussions. Third parties may raise claims against us for the unauthorized duplication of this material. Any such claims could subject us to costly litigation and impose a significant strain on our financial resources and management personnel regardless of whether the claims have merit. Our faculty members or students could also post classified material on class discussion boards, which could expose us to civil and criminal liability and harm our reputation and relationships with members of the military and government. Our general liability insurance may not cover potential claims of this type adequately or at all, and we may be required to alter the content of our courses or pay monetary damages.

Because we are an exclusively online provider of education, we are entirely dependent on continued growth and acceptance of exclusively online education and, if the recognition by students and employers of the value of online education does not continue to grow, our ability to grow our business could be adversely impacted.

We believe that continued growth in online education will be largely dependent on additional students and employers recognizing the value of degrees from online institutions. If students and employers are not convinced that online schools are an acceptable alternative to traditional schools or that an online education provides value, or if growth in the market penetration of exclusively online education slows, growth in the industry and our business could be adversely affected. Because our business model is based on online education, if the acceptance of online education does not grow, our ability to continue to grow our business and our financial condition and results of operations could be materially adversely affected.

We depend in part on articulation agreements and our relationships with various military bases and educational service officers.

We have non-exclusive articulation agreements or memoranda of understanding with various educational institutions of the United States Armed Forces and other governmental education programs. Articulation agreements and memoranda of understanding are agreements pursuant to which we agree to award academic credits toward our degrees for learning in educational programs offered by others. Additionally, we rely on relationships with educational service offices on military bases and base education counselors to distribute our information to interested service members. If our relationships with educational service offices or base education counselors deteriorate or end, our efforts to recruit students from that base will be impaired. If our articulation agreements and memoranda of understanding are eliminated, or if our relationships with educational service offices or base education counselors deteriorate, this could materially and adversely affect our revenues and results of operations.

Government regulations relating to the Internet could increase our cost of doing business, affect our ability to grow or otherwise have a material adverse effect on our business.

The increasing popularity and use of the Internet and other online services have led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries and to new interpretations of existing laws and regulations. These new laws and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, fair business practices and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws, regulations or interpretations related to doing business over the Internet could increase our costs and materially and adversely affect our enrollments, revenues and results of operations.

Risks Related to the Regulation of Our Industry

If we fail to comply with the extensive regulatory requirements for our business, we could face penalties and significant restrictions on our operations, including loss of access to federal tuition assistance programs for members of the United States Armed Forces and federal loans and grants for our students.

We are subject to extensive regulation by (1) the federal government through the U.S. Department of Education and under the Higher Education Act, (2) state regulatory bodies and (3) accrediting agencies recognized by the U.S. Secretary of Education. The regulations, standards and policies of these agencies cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations and financial condition. These regulatory requirements can also affect our ability to add new or expand existing educational programs and to change our corporate structure and ownership.

Institutions of higher education that grant degrees, diplomas or certificates must be authorized by an appropriate state education agency or agencies. In addition, in certain states as a condition of continued authorization to grant degrees and in order to participate in various federal programs, including tuition assistance programs of the United States Armed Forces, a school must be accredited by an accrediting agency recognized by the Secretary of Education. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions, based on the standards of the accrediting agency and the stated aims and purposes of the institution. The Higher Education Act requires accrediting agencies recognized by the Department of Education to review and monitor many aspects of an institution’s operations and to take appropriate action when the institution fails to comply with the accrediting agency’s standards.

Our operations are also subject to regulation due to our participation in Title IV programs. Title IV programs, which are administered by the Department of Education, include educational loans with below-market interest rates that are guaranteed by the federal government in the event of default. Title IV programs also include several grant programs for students with economic need as determined in accordance with Department of Education regulations. To participate in Title IV programs, a school must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting agency recognized by the Secretary of Education and be certified as an eligible institution by the Department of Education. Following our implementation of Title IV programs for classes beginning in November 2006, for the quarter ended March 31, 2007, 7% of our net course registrations were from students using financial aid under Title IV programs. Our growth strategy is partly dependent on enrolling more students who are attracted to us because of our continued participation in these programs.

The regulations, standards and policies of the Department of Education, state education agencies and our accrediting agencies change frequently, and changes in, or new interpretations of, applicable laws, regulations or standards, or our noncompliance with any applicable regulations, standards and policies, could have a material adverse effect on our accreditation, authorization to operate in various states, activities, receipt of funds under tuition assistance programs of the United States Armed Forces, our ability to participate in Title IV programs, or costs of doing business. Furthermore, findings of noncompliance with these regulations, standards and policies also could result in our being required to pay monetary damages, or being subjected to fines, penalties, injunctions, limitations on our operations, termination of our ability to grant degrees, revocation of our accreditation, restrictions on our access to Title IV program funds or other censure that could have a material adverse effect on our business.

If we fail to maintain our institutional accreditation, we would lose our ability to participate in the tuition assistance programs of the United States Armed Forces and also to participate in Title IV programs.

American Public University System is accredited by The Higher Learning Commission of the North Central Association of Colleges and Schools, one of six regional accrediting agencies recognized by the Secretary of Education, and by the Accrediting Commission of the Distance Education and Training Council, or DETC, which is a national accrediting agency recognized by the Secretary of Education. Accreditation by an accrediting agency that is recognized by the Secretary of Education is required for participation in the tuition assistance programs of the United States Armed Forces. In 2006, we derived approximately 67% of our revenues from these tuition assistance programs. Accreditation by an accrediting agency that is recognized by the Secretary of Education for Title IV purposes is also required for an institution to become and remain eligible to participate in Title IV programs. We recently achieved regional accreditation from The Higher Learning Commission in 2006 and have had national accreditation from the Distance Education and Training Council since 1995. Either The Higher Learning Commission or DETC may impose restrictions on our accreditation or may terminate our accreditation. To remain accredited we must continuously meet certain criteria and standards relating to, among other things, performance, governance, institutional integrity, educational quality, faculty, administrative capability, resources and financial stability. Failure to meet any of these criteria or standards could result in the loss of accreditation at the discretion of the accrediting agencies. Furthermore, many prospective students may view accreditation by a regional accrediting agency to be more prestigious than accreditation by a national accrediting agency, and loss of our regional accreditation would reduce the marketability of American Public University System even if we were to maintain our national accreditation. The complete loss of accreditation would, among other things, render our students and us ineligible to participate in the tuition assistance programs of the United States Armed Forces or Title IV programs and have a material adverse effect on our enrollments, revenues and results of operations.

We have only recently begun to participate in Title IV programs, and our failure to comply with the complex regulations associated with Title IV programs would have a significant adverse effect on our operations and prospects for growth.

We first became certified to participate in Title IV programs for classes beginning in November 2006. For the three months ended March 31, 2007, 7% of our total net course registrations were attributable to students utilizing Title IV programs. We expect a significant portion of our growth in enrollments and revenues to come from students who are utilizing funds from Title IV programs. However, compliance with the requirements of the Higher Education Act and Title IV programs is highly complex and imposes significant additional regulatory requirements on our operations, which require additional staff, contractual arrangements, systems and regulatory costs. We have limited to no demonstrated history of compliance with these additional regulatory requirements. If we fail to comply with any of these additional regulatory requirements, the Department of Education could, among other things, impose monetary penalties, place limitations on our operations, and/or condition or terminate our eligibility to receive Title IV program funds, which would limit our potential for growth outside the military sector and adversely affect our enrollment, revenues and results of operations.

If American Public University System does not maintain its authorization in West Virginia, our operations would be curtailed and we may not grant degrees.

A school that grants degrees, diplomas or certificates must be authorized by the relevant education agency of the state or states in which it is located. State authorization is also required for our students to be eligible to receive funding under Title IV programs. American Public University System is headquartered in the State of West

Virginia and is authorized by the West Virginia Higher Education Policy Commission. If we maintain our regional accreditation, we will likely remain in good standing with the West Virginia Higher Education Policy Commission. However, the West Virginia Higher Education Policy Commission may also take disciplinary action or revoke authorization if an institution’s bond is cancelled, if the institution fails to take corrective action to bring it into compliance with West Virginia Higher Education Policy Commission policies, or if the owner is convicted for a felony or crime involving institution administration of Title IV programs. If we do not maintain regional accreditation, our state authorization may be continued based on our national accrediting agency, DETC, if the West Virginia Higher Education Policy Commission finds that it is an acceptable alternative accrediting agency. If we lose accreditation from both accrediting agencies, or accreditation by DETC is not an acceptable alternative accrediting agency in case of loss of Higher Learning Commission accreditation, the West Virginia Higher Education Policy Commission may suspend, withdraw, or revoke our authorization. In addition, in order to maintain our eligibility for accreditation by The Higher Learning Commission, we must remain headquartered in one of the states in its region, which includes West Virginia. If we were to lose our authorization from the West Virginia Higher Education Policy Commission we would be unable to provide educational services, and we would lose our regional accreditation.

Our failure to comply with regulations of various states could have a material adverse effect on our enrollments, revenues and results of operations.

Various states impose regulatory requirements on educational institutions operating within their boundaries. Several states have sought to assert jurisdiction over online educational institutions that have no physical location or other presence in the state but offer educational services to students who reside in the state, or that advertise to or recruit prospective students in the state. State regulatory requirements for online education are inconsistent among states and not well developed in many jurisdictions. As such, these requirements change frequently and, in some instances, are not clear or are left to the discretion of state regulators. Our changing business and the constantly changing regulatory environment require us to evaluate continually our state regulatory compliance activities. In the event we are found not to be in compliance, and a state seeks to restrict one or more of our business activities within its boundaries, we may not be able to recruit students from that state and may have to cease providing service to students in that state.

American Public University System has a physical presence in the Commonwealth of Virginia based on administrative offices in that state, and it is authorized by the State Council of Higher Education for Virginia. We are currently reviewing the licensure requirements of other states to determine whether our activities in these states constitute a presence or otherwise require licensure or authorization by the respective state educational agencies, and we expect to seek licensure or authorization in additional states. State laws typically establish standards for instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations and other operational matters. To the extent that we obtain additional authorizations or licensure, state laws and regulations may limit our ability to offer educational programs and award degrees. Some states may also prescribe financial regulations that are different from those of the Department of Education, the West Virginia Higher Education Policy Commission, The Higher Learning Commission or DETC. If we obtain additional licensure or authorization and fail to comply with state licensing or authorization requirements, we may be subject to the loss of state licensure or authorization. If we fail to comply with state requirements to obtain licensure or authorization, we may be the subject of injunctive actions or penalties. Although we believe that the only state licensure or authorization that is necessary for American Public University System to participate in the tuition assistance programs for the United States Armed Forces and in Title IV programs is our authorization from the West Virginia Higher Education Policy Commission, loss of licensure or authorization in other states or the failure to obtain required licensures or authorizations could prohibit us from recruiting or enrolling students in those states, reduce significantly our enrollments and revenues and have a material adverse effect on our results of operations.

We must periodically seek recertification to participate in Title IV programs, and may, in certain circumstances, be subject to review by the Department of Education prior to seeking recertification.

An institution that applies to participate in Title IV programs for the first time, if approved, will be certified for no more than one complete award year. In addition, it will be provisionally, not fully, certified. A provisionally certified institution must apply for and receive Department of Education approval of substantial changes and must comply with any additional conditions included in its program participation agreement. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution’s certification to participate in Title IV programs with fewer due process protections for the institution than if it were fully certified. In 2006 we applied to participate in Title IV programs for the first time and were provisionally certified for a period through June 30, 2007. We timely submitted our application for recertification, and the Department of Education granted us provisional certification through June 30, 2008. The Department of Education considers us to be in our initial period of certification, which requires us to remain provisionally certified, because we have not yet submitted, and it has not yet reviewed, a compliance audit that covers one complete fiscal year of Title IV program participation. The Department of Education has advised us that we may not add new degree or non-degree programs for Title IV program purposes, except under limited circumstances and only if the Department of Education approves, until the Department of Education reviews a compliance audit that covers one complete fiscal year of Title IV program participation. After an initial certification period, an institution that is certified to participate in Title IV programs must seek recertification from the Department of Education at least every six years and possibly more frequently depending on various factors, such as whether it is provisionally certified for reasons other than initial certification. The Department of Education may also review our continued certification to participate in Title IV programs in the event we undergo a change in ownership resulting in a change of control or expand our activities in certain ways, such as the addition of certain types of new programs, or, in certain cases, if we modify the academic credentials that we offer. In addition, the Department of Education may withdraw our certification if it determines that we are not fulfilling material requirements for continued participation in Title IV programs. If the Department of Education does not renew or withdraws our certification to participate in Title IV programs, our students would no longer be able to receive Title IV program funds, which would have a material adverse effect on our enrollments, revenues and results of operations. In addition, regulatory restraints related to the addition of new programs could impair our ability to attract and retain students and could negatively affect our financial results.

Government and regulatory agencies and third parties may conduct compliance reviews, bring claims or initiate litigation against us.

Because we operate in a highly regulated industry, we are subject to compliance reviews and claims of non-compliance and lawsuits by government agencies, regulatory agencies and third parties, including claims brought by third parties on behalf of the federal government. For example, the Department of Education regularly conducts program reviews of educational institutions that are participating in the Title IV programs and the Office of Inspector General of the Department of Education regularly conducts audits and investigations of such institutions. If the results of compliance reviews or other proceedings are unfavorable to us, or if we are unable to defend successfully against lawsuits or claims, we may be required to pay monetary damages or be subject to fines, limitations, loss of Title IV funding, injunctions or other penalties, including the requirement to make refunds. Even if we adequately address issues raised by an agency review or successfully defend a lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those reviews or to defend against those lawsuits or claims. Claims and lawsuits brought against us may damage our reputation, even if such claims and lawsuits are without merit.

Our regulatory environment and our reputation may be negatively influenced by the actions of other for-profit institutions.

We are one of a number of for-profit institutions serving the postsecondary education market. In recent years, regulatory investigations and civil litigation have been commenced against several companies that own for-profit educational institutions. These investigations and lawsuits have alleged, among other things, deceptive trade practices and non-compliance with Department of Education regulations. These allegations have attracted adverse media coverage and have been the subject of federal and state legislative hearings. Although the media, regulatory and legislative focus has been primarily on the allegations made against these specific companies, broader allegations against the overall for-profit school sector may negatively affect public perceptions of other for-profit educational institutions, including American Public University System. In addition, recent reports on student lending practices of various lending institutions and schools, including for-

profit schools, and investigations by a number of state attorneys general, Congress and governmental agencies have led to adverse media coverage of postsecondary education. Adverse media coverage regarding other companies in the for-profit school sector or regarding us directly could damage our reputation, could result in lower enrollments, revenues and operating profit, and could have a negative impact on our stock price. Such allegations could also result in increased scrutiny and regulation by the Department of Education, Congress, accrediting bodies, state legislatures or other governmental authorities with respect to all for-profit institutions, including us.

Congress may change the law or reduce funding for Title IV programs, which could reduce our student population, revenues and profit margin.

The Higher Education Act comes up for reauthorization by Congress approximately every five to six years. However, when Congress does not act on complete reauthorization, there are typically amendments and extensions of authorization. The last reauthorization of the Higher Education Act was completed in 1998, and since that time there have been a number of amendments and extensions. Additionally, Congress reviews and determines appropriations for Title IV programs on an annual basis through the budget and appropriations process. There is no assurance that reauthorization of the Higher Education Act will happen, or that Congress will not enact changes that decrease Title IV program funds available to students, including students who attend our institution. A failure by Congress to reauthorize or otherwise extend the provisions of the Higher Education Act, or any action by Congress that significantly reduces funding for Title IV programs or the ability of our school or students to participate in these programs, would require us to arrange for other sources of financial aid and would materially decrease our enrollment. Such a decrease in enrollment would have a material adverse effect on our revenues and results of operations. Congressional action may also require us to modify our practices in ways that could result in increased administrative and regulatory costs and decreased profit margin. Further, Congress is currently considering legislation that may result in significant changes to Title IV programs, which may include changes to the amount of funding for Title IV programs and the allocation of funding among Title IV programs. We are not in position to predict with certainty whether any legislation will be passed by Congress or signed into law. The reallocation of funding among Title IV programs, material changes in the requirements for participation in such programs, or the substitution of materially different Title IV programs could reduce the ability of certain students to finance their education at our institution and adversely affect our revenues and results of operations.

Investigations by state attorneys general, Congress and governmental agencies regarding relationships between loan providers and educational institutions and their financial aid officers may result in increased regulatory burdens and costs.

The student lending practices of postsecondary educational institutions, financial aid officers and student loan providers are currently subject to several investigations being conducted by state attorneys general, Congress and governmental agencies. These investigations concern, among other things, possible deceptive practices in the marketing of private student loans and loans provided by lenders pursuant to Title IV programs. Congress may enact new requirements pertinent to relationships between lenders and institutions. In addition, the Department of Education has proposed regulations that in part would address institutions’ student loan activity. Because of the evolving nature of these legislative efforts and various inquiries and developments, we can neither know nor predict with certainty their outcome, or the potential remedial actions that might result from these or other potential inquiries. Governmental action may impose increased administrative and regulatory costs and decreased profit margins.

We are subject to sanctions if we fail to calculate correctly and return timely Title IV program funds for students who withdraw before completing their educational program.

A school participating in Title IV programs must correctly calculate the amount of unearned Title IV program funds that have been disbursed to students who withdraw from their educational programs before completion and must return those unearned funds in a timely manner, generally within 45 days after the date the school determines that the student has withdrawn. Because we only began to participate in Title IV programs in 2006, we have limited experience complying with these provisions. Under Department of Education regulations, late returns of Title IV program funds for 5% or more of students sampled in connection with the institution’s annual compliance audit constitutes material non-compliance. If unearned funds are not properly calculated and timely returned, we may have to repay Title IV funds, post a letter of credit in favor of the Department of Education or otherwise be sanctioned by the Department of Education, which could increase our cost of regulatory compliance and adversely affect our results of operations.

A failure to demonstrate “financial responsibility” may result in the loss of eligibility by American Public University System to participate in Title IV programs or require the posting of a letter of credit in order to maintain eligibility to participate in Title IV programs.

To participate in Title IV programs, an eligible institution must satisfy specific measures of financial responsibility prescribed by the Department of Education, or post a letter of credit in favor of the Department of Education and possibly accept other conditions, such as additional reporting requirements or regulatory oversight, on its participation in Title IV programs. The Department of Education may also apply such measures of financial responsibility to the operating company and ownership entities of an eligible institution and, if such measures are not satisfied by the operating company or ownership entities, require the institution to post a letter of credit in favor of the Department of Education and possibly accept other conditions on its participation in Title IV programs. Any obligation to post a letter of credit could increase our costs of regulatory compliance. If we were unable to secure a letter of credit, we would lose our eligibility to participate in Title IV programs. In addition to the obligation to post a letter of credit under certain circumstances, an institution that is determined by the Department of Education not to be financially responsible may be transferred from the “advance” system of payment of Title IV funds, which allows the institution to obtain Title IV program funds from the Department of Education prior to making disbursements to students, to cash monitoring status or to the “reimbursement” system of payment, which requires the institution to make Title IV disbursements to students and seek reimbursement from the Department of Education. A change in our system of payment could increase our costs of regulatory compliance. If we fail to demonstrate financial responsibility, our students would lose access to Title IV program funds for use in our institution, which would limit our potential for growth outside the military community and adversely affect our enrollment, revenues and results of operations.

A failure to demonstrate “administrative capability” may result in the loss of American Public University System’s eligibility to participate in Title IV programs.

Department of Education regulations specify extensive criteria an institution must satisfy to establish that it has the requisite “administrative capability” to participate in Title IV programs. See “Regulation of our Business” in this prospectus for more information on the Department of Education’s regulations on administrative capability. If an institution fails to satisfy any of these criteria or comply with any other Department of Education regulations, the Department of Education may require the repayment of Title IV funds, transfer the institution from the “advance” system of payment of Title IV funds to cash monitoring status or to the “reimbursement” system of payment, place the institution on provisional certification status, or commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs. If we are found not to have satisfied the Department of Education’s “administrative capability” requirements we could be limited in our access to, or lose, Title IV program funding, which would limit our potential for growth outside the military sector and adversely affect our enrollment, revenues and results of operations.

We rely on a third party to administer our participation in Title IV programs and its failure to comply with applicable regulations could cause us to lose our eligibility to participate in Title IV programs.

We only recently became eligible to participate in Title IV programs, and we have not developed the internal capacity to handle without third-party assistance the complex administration of participation in Title IV programs. Global Financial Aid Services, Inc. assists us with administration of our participation in Title IV programs, and if it does not comply with applicable regulations, we may be liable for its actions and we could lose our eligibility to participate in Title IV programs. In addition, if it is no longer able to provide the services to us, we may not be able to replace it in a timely or cost-efficient manner, or at all, and we could lose our ability to comply with the requirements of Title IV programs, which would limit our potential for growth and adversely affect our enrollment, revenues and results of operation.

We are subject to sanctions if we pay impermissible commissions, bonuses or other incentive payments to individuals involved in recruiting, admissions or financial aid activities.

A school participating in Title IV programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in enrolling students or securing financial aid to any person involved in student recruiting or admission activities or in making decisions regarding the awarding of Title IV program funds. The law and regulations governing this requirement do not establish clear criteria for compliance in all circumstances. If we violate this law, we could be fined or otherwise sanctioned by the Department of Education, or we could face litigation brought under the whistleblower provisions of the Federal False Claims Act. Any such fines or sanctions could harm our reputation, impose significant costs on us, and have a material adverse effect on our results of operations.

If regulators do not approve or delay their approval of transactions involving a change of control of our company, our ability to operate could be impaired.

If we or American Public University System experience a change of control under the standards of applicable state education agencies, the Department of Education, DETC, The Higher Learning Commission, or other regulators, we must notify or seek the approval of each relevant regulatory agency. Transactions or events that constitute a change of control include significant acquisitions or dispositions of an institution’s common stock and significant changes in the composition of an institution’s board of directors. Some of these transactions or events may be beyond our control. We are seeking, but have not yet received, confirmation from applicable regulators, including state educational agencies that authorize or license American Public University System, the Department of Education, DETC and The Higher Learning Commission, that this offering will not constitute a change of control under their respective standards. Our failure to obtain, or a delay in receiving, approval of any change of control from the West Virginia Higher Education Policy Commission, the Department of Education, DETC or The Higher Learning Commission could have a material adverse effect on our business and financial condition. Our failure to obtain, or a delay in receiving, approval of any change of control from other states in which we are currently licensed or authorized could require us to suspend our activities in that state or otherwise impair our operations. The potential adverse effects of a change of control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the regulatory burdens and risks associated with a change of control also could have an adverse effect on the market price of your shares.

We may lose eligibility to participate in Title IV programs if our student loan default rates are too high.

An educational institution may lose its eligibility to participate in some or all Title IV programs if, for three consecutive federal fiscal years, 25% or more of its students who were required to begin repaying their student loans in the relevant fiscal year default on their payment by the end of the next federal fiscal year. In addition, an institution may lose its eligibility to participate in some or all Title IV programs if its default rate exceeds 40% in the most recent federal fiscal year for which default rates have been calculated by the Department of Education. Because we have just begun to enroll students who are participating in these programs, we have no historical cohort default rates. Relatively few students are expected to enter the repayment phase in the near term, which could result in defaults by a few students having a relatively large impact on our cohort default rate. If American Public University System loses its eligibility to participate in Title IV programs because of high student loan default rates, our students would no longer be eligible to use Title IV program funds in our institution, which would significantly reduce our enrollments and revenues and have a material adverse effect on our results of operations.

Risks Related to this Offering

We do not know whether a market will develop for our common stock or what the market price of our common stock will be.

Before this offering, there was no public trading market for our common stock. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which the common stock will trade after this offering or to any other established criteria of our value. It is possible that in one or more future periods our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

The price of our common stock may be volatile.

The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. The price of the common stock may fluctuate as a result of:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes in our earnings, enrollments or net course registrations, or fluctuations in our operating results or in the expectations of securities analysts;

•	the depth and liquidity of the market for our common stock;

•	general economic conditions and trends;

•	catastrophic events;

•	sales of large blocks of our stock; or

•	recruitment or departure of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

We have never operated as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and The NASDAQ Stock Market have imposed various requirements on public companies, including public disclosure, internal control, changes in corporate governance practices and other matters. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Our principal stockholders may be able to exercise significant influence over matters requiring stockholder approval.

After completion of this offering, ABS Capital Partners will beneficially own approximately     % of our outstanding common stock, and Camden Partners will beneficially own approximately     %. As a result, ABS Capital Partners and Camden Partners may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors, equity compensation plans and significant corporate transactions. For example, ABS Capital Partners and Camden Partners may vote against a transaction involving an actual or potential change of control of our company or other transaction that you may deem to be in the stockholders’ best interests. In addition, ABS Capital Partners was entitled to designate three of our directors for appointment to our board of directors, two of whom are general partners of ABS Capital Partners, and Camden Partners was entitled to designate one of our directors for appointment to our board of directors, and that director is a general partner of Camden Partners. Following the offering, neither ABS Capital Partners nor Camden Partners will be entitled to designate new directors to our board but their representatives will continue to serve on our board and can exercise substantial influence over us.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our common stock.

Our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in enrollment. Student population varies as a result of new enrollments, graduations and student attrition. While our number of enrolled students has grown in each sequential quarter over the past three years, the number of enrolled students has been proportionally greatest in the fourth quarter of each respective year. A significant portion of our general and administrative expenses do not vary proportionately with fluctuations in revenues. We expect quarterly fluctuations in operating results to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of new program introductions and increased enrollments of students. These fluctuations may result in volatility in our results of operations and/or have an adverse effect on the market price of our common stock.

If we fail to maintain proper and effective disclosure controls and procedures and internal controls over financial reporting, our ability to produce accurate financial statements could be impaired, which could adversely affect our stock price, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate disclosure controls and procedures, including internal controls over financial reporting, in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in anticipation of being a public company and eventually being subject to the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. We will be required to comply with the internal controls evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2008 fiscal year.

If securities analysts do not publish research or reports about our business or if they downgrade their evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will depend in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering us downgrade their estimates or evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Future sales of our common stock in the public market, or the perception that such sales could occur, could lower our stock price and impair our ability to raise funds in new stock offerings.

Future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could make it more difficult for us to raise funds through future public offerings of our equity securities. Beginning approximately 180 days after completion of this offering,           shares of our common stock will be eligible for sale in the public market, of which the sale of           shares will be subject to volume, manner of sale and other limitations contained in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and of which           shares represent common stock subject to options that, if exercised, will be eligible for resale pursuant to Rule 701 under the Securities Act. In addition, we have granted holders of           shares of our outstanding common stock and holders of options to purchase           shares of our common stock rights to require us, subject to conditions, to register the public sale of their shares under the Securities Act. See “Shares Eligible for Future Sale” elsewhere in this prospectus.

We intend to use the proceeds from this offering to pay a special distribution to our existing stockholders. As a result, we do not expect to retain proceeds from this offering and our cash on hand may decrease.

We intend to use the proceeds that we receive from the sale of stock in this offering and $      of our existing cash (based on an assumed offering price equal to the midpoint of the price range set forth on the cover page of this prospectus, and if the underwriters do not exercise their over-allotment option) to pay the special distribution payable to our existing stockholders. As a result of our application of the proceeds of this offering, we do not expect to retain any of the proceeds, and payment of the distribution in an amount greater than the net proceeds to us (if the underwriters do not exercise their over-allotment option), the expenses of the offering and those expenses related to beginning to operate as a public company will cause our cash on hand to decrease.

You will experience immediate and substantial dilution in your investment.

The offering price of the common stock is substantially higher than the net tangible book value per share of our common stock, which was $           as of March 31, 2007. As a result, you will experience immediate and substantial dilution in net tangible book value when you buy shares of common stock in the offering. This means that you will pay a higher price per share than the amount of our total assets, minus our total liabilities, divided by the number of outstanding shares. Holders of the common stock will experience further dilution if options, warrants or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted, or if we issue additional shares of our common stock, at prices lower than our net tangible book value at such time.

Provisions in our organizational documents and in the Delaware General Corporation Law may prevent takeover attempts that could be beneficial to our stockholders.

Provisions in our charter and bylaws and in the Delaware General Corporation Law may make it difficult and expensive for a third party to pursue a takeover attempt we oppose even if a change in control of our company would be beneficial to the interests of our stockholders. These provisions include:

•	the ability of our board of directors to issue up to shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval, which may discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of our company;

•	a requirement that stockholders provide advance notice of their intention to nominate a director or to propose any other business at an annual meeting of stockholders;

•	a prohibition against stockholder action by means of written consent unless otherwise approved by our board of directors in advance; and

•	the application of Section 203 of the Delaware General Corporation Law, which generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. However, because funds affiliated with ABS Capital Partners acquired their shares prior to this offering, Section 203 is currently inapplicable to any business combination or transaction with it or its affiliates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “will,” or “may,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include statements about:

•	our ability to comply with the extensive regulatory framework applicable to our industry, including Title IV of the Higher Education Act and the regulations thereunder, state laws and regulatory requirements, and accrediting agency requirements;

•	the pace of growth of our enrollment;

•	our conversion of prospective students to enrolled students and our retention of active students;

•	our ability to update and expand the content of existing programs and the development of new programs in a cost-effective manner or on a timely basis;

•	our maintenance and expansion of our relationships with the United States Armed Forces and various organizations and the development of new relationships;

•	the competitive environment in which we operate;

•	our spending of the proceeds from this offering;

•	our cash needs and expectations regarding cash flow from operations;

•	our ability to manage and grow our business and execution of our business and growth strategies; and

•	our financial performance.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, which apply only as of the date of this prospectus. These important factors include those that we discuss in this prospectus under the caption “Risk Factors” and elsewhere. You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that we will receive $      million in net proceeds from our sale of the           shares of common stock sold by us in the offering (or approximately $      million if the underwriters exercise their over-allotment option in full). Our estimated net proceeds from the offering represent the amount we expect to receive after the underwriting discount and our payment of the other expenses of the offering payable by us. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of the common stock will be $      , which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use all of the proceeds we receive from this offering to pay the special distribution discussed below. We intend to use the proceeds, if any, we receive from the underwriters exercise of their over-allotment option to pay the amount of the distribution in excess of the proceeds and any fees and expenses of this offering instead of using our cash on hand, and for general corporate purposes.

We have declared a special distribution that will be payable promptly after the completion of this offering to our stockholders of record as of          , 2007. The aggregate amount of the special distribution will be equal to the gross proceeds from the sale of stock in this offering before the underwriting discount and before expenses, excluding any proceeds received by us in the event the underwriters exercise their over-allotment option. Based on the initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, the amount of the special distribution will be $      million, or $      per common share on an as if converted basis. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease the amount of the special distribution by approximately $      million. If the underwriters do not exercise their over-allotment option and we are required to pay a portion of the special distribution with cash on hand, a $1.00 increase in the assumed initial public offering price per share would cause our cash on hand to decrease by $      and a $1.00 decrease in the assumed initial public offering price per share would result in our using $      less of our cash on hand. The payment of the special distribution with the estimated proceeds of this offering to us permits a return of capital to all of our existing stockholders, and does so without significantly decreasing our capital resources or requiring these stockholders to sell their shares.

SPECIAL DISTRIBUTION

We declared a special distribution that will be payable promptly after the completion of this offering to our stockholders of record as of          , 2007. The payment of the special distribution in an amount equal to the gross proceeds from the sale of stock in this offering before the underwriting discount and before expenses, permits a return of capital to all of our existing stockholders, and does so without significantly decreasing our capital resources or requiring these stockholders to sell their shares. Based on the assumed offering price of $      per share, which is the midpoint of the range we show on the cover page of this prospectus, the amount of the special distribution will be $      million, or $      per common share on an as if converted basis.

Approximately $      million of the special distribution will be paid in respect of shares of our capital stock as to which our directors and executive officers as a group may be deemed to exercise sole or shared voting or investment power. In particular, the special distribution to be paid in respect of shares of capital stock as to which our directors may be deemed to have beneficial ownership, other than our chief executive officer, who is discussed below with our executives officers, includes $      to be distributed in respect of shares held by funds affiliated with ABS Capital Partners, for which Phillip A. Clough and Timothy W. Weglicki may be deemed to have beneficial ownership, $      to be distributed in respect of shares held by funds affiliated with Camden Partners, for which David L. Warnock may be deemed to have beneficial ownership, and $      to be distributed in respect of shares held by Jean C. Halle.

Pursuant to the terms of our equity incentive arrangements, the special distribution will also cause a proportionate adjustment to the stock options held by our optionees, including our executive officers and directors who hold stock options. This adjustment will cause the total number of shares subject to options held by our optionees to increase while the aggregate exercise price will remain the same. Effectively, as a result of the special distribution, our optionees will be entitled to receive more shares for the same aggregate exercise price for each option held. The following table shows the special distribution to be paid in respect of shares of capital stock as to which our executive officers may be deemed to have beneficial ownership, and the number of shares for which the options held by our executive officers and directors who hold options will be exercisable as adjusted for the special distribution:

			Shares Subject	Shares Subject
			to Options	to Options as
	Amount of		Outstanding as of	Adjusted for the
	Special Distribution		, 2007	Special Distribution

Executive Officers:
Wallace E. Boston, Jr.	$
Harry T. Wilkins	$
James H. Herhusky	$
Dr. Frank B. McCluskey	$
Peter W. Gibbons	$
Carol S. Gilbert	$
Mark L. Leuba	$
Directors:
J. Christopher Everett		—
F. David Fowler		—
Jean C. Halle	$

See “Certain Relationships and Related Transactions — Special Distribution” for additional information regarding the beneficiaries of the special distribution.

DIVIDEND POLICY

Except as described under Special Distribution above, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. The payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board. As a result, you will likely need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

The following table shows our capitalization as of March 31, 2007:

•	on an actual basis;

•	on an as adjusted basis to reflect (i) the sale of shares of common stock in this offering by us at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and other estimated offering expenses, (ii) the conversion of our Class A Common Stock into shares of our common stock, and (iii) the payment of a special distribution to our existing stockholders in the amount of the anticipated gross proceeds from the sale of common stock in this offering before the underwriting discount and before expenses (not including any proceeds received by us from the underwriters’ exercise of their over-allotment option), which is expected to occur promptly upon the consummation of this offering.

You should read this table together with the sections of this prospectus entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and related notes and the other financial information appearing elsewhere in this prospectus.

March 31, 2007
	Actual	As Adjusted
(Unaudited, in thousands)

Cash and cash equivalents	$	$

Total debt, including current portion	$	$

Stockholders’ equity:
Preferred stock, $0.01 par value per share:
shares of preferred stock authorized, no shares issued and outstanding, actual and as adjusted

Class A common stock, $0.01 par value per share:
shares of Class A common stock authorized, shares issued and outstanding, actual and no shares issued and outstanding, as adjusted

Common stock $0.01 par value per share:
shares authorized, issued and outstanding, actual and shares issued and outstanding as adjusted

Additional paid-in capital

Retained earnings

Total stockholders’ equity

Total capitalization	$	$

A $1.00 increase or decrease in the assumed initial public offering price per share would decrease or increase cash and cash equivalents by $      million, would increase or decrease additional paid-in capital by $      million and would decrease or increase total stockholders’ equity and total capitalization by $      million, after deducting the underwriting discount, the payment of a special distribution to our existing stockholders in the amount of the aggregate proceeds from the sale of common stock by us in this offering (not including any proceeds received by us from the underwriters’ exercise of their over-allotment option) and the estimated offering expenses payable by us.

The outstanding share information as of March 31, 2007 shown in the table above excludes             shares of common stock issuable upon the exercise of stock options and             shares of Class A common stock issuable upon the exercise of a warrant outstanding as of March 31, 2007. The number also excludes 100,000 shares of our common stock reserved for issuance under our new 2007 Omnibus Incentive Plan.

DILUTION

Purchasers of the common stock in the offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share of our common stock after the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Tangible assets equal our total assets less goodwill and intangible assets. Net tangible book value per share represents our net tangible book value divided by the number of shares of common stock outstanding. As of March 31, 2007, our net tangible book value was $      million and our net tangible book value per share was $     .

After giving effect to the sale of           shares of common stock in the offering at an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the payment of the estimated amount of the special distribution to our existing stockholders, our adjusted net tangible book value as of March 31, 2007 would have been $      million, or $      per share. This represents an immediate decrease in net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$
Net tangible book value per share as of March 31, 2007	$
Increase in net tangible book value per share attributable to new investors
Decrease in net tangible book value per share after payment of special distribution to our existing stockholders

Adjusted net tangible book value per share after the offering

Dilution per share to new investors		$

Our adjusted net tangible book value after the offering, and the dilution to new investors in the offering, will change from the amounts shown above if the underwriters’ over-allotment option is exercised.

A $1.00 increase or decrease in the assumed initial public offering price per share would decrease or increase our adjusted net tangible book value per share after the offering by approximately $      , and dilution per share to new investors by approximately $     , after deducting the underwriting discount and estimated offering expenses payable by us.

The following table illustrates, on the as adjusted basis described above as of March 31, 2007, the total number of shares held, total consideration paid and average price per share paid by existing stockholders and by new investors for the shares of common stock, assuming the sale of shares of common stock in the offering at an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

Assuming No Exercise of Over-Allotment Option
	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
(Dollars in thousands)

Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

Assuming Full Exercise of Over-Allotment Option
	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
(Dollars in thousands)

Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

The data in the tables above assume that outstanding options and the warrant to purchase common stock are not exercised and do not give effect to the issuance of           shares of common stock upon the exercise of a warrant immediately prior to the record date for the special distribution, the issuance of options to purchase           shares of common stock at the time of the pricing of this offering and the issuance of           shares of restricted common stock at the time of the pricing of this offering. As of March 31, 2007, options to purchase           shares of common stock at a weighted average exercise price of $      per share and a warrant to purchase           shares of common stock at a weighted average exercise price of $      per share were outstanding, which warrant will be exercised immediately prior to the record date for our special distribution. If all those options had been exercised and assuming the exercise of the warrant, the exercise of the options to purchase           shares that are to be issued at the time of the pricing of this offering and the issuance of           shares of restricted common stock to be issued at the time of the pricing of this offering, the dilution to new investors purchasing shares in the offering as of March 31, 2007 would have increased by $      per share to $      per share. To the extent that any options or warrants are granted in the future and are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table shows our consolidated statements of operations, balance sheet and other financial and operating data as of the dates and for each of the periods indicated. The selected consolidated statements of operations and the other financial data for the years ended December 31, 2004, 2005 and 2006 and the selected balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements prepared in accordance with GAAP, which appear elsewhere in this prospectus. The selected consolidated statements of operations and the other financial data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements prepared in accordance with GAAP, which are not included in this prospectus. Our historical results are not necessarily indicative of our results for any future period.

The selected consolidated statement of operations data for the three months ended March 31, 2006 and 2007 and the selected consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, except we adopted FAS 123(R) as of January 1, 2006, and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of our financial position and operating results for the unaudited periods. The selected consolidated financial and operating data as of and for the three months ended March 31, 2007 are not necessarily indicative of the results that may be obtained for a full year.

You should read this data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)
	(In thousands)

STATEMENT OF OPERATIONS DATA:
Revenues	$10,655	$17,758	$23,119	$28,178	$40,045	$8,205	$14,089
Costs and expenses:
Instructional costs and services	5,507	8,603	10,944	13,247	17,882	3,752	6,081
Selling and promotional	1,406	2,817	2,206	4,043	4,879	1,120	1,436
General and administrative	3,862	4,274	5,737	6,166	8,959	1,777	2,761
Write-off of software development project(1)	—	—	—	—	3,148	—	—
Depreciation and amortization	96	216	674	1,300	1,953	383	618
Stock based compensation(2)	—	—	—	1,198	284	145	502

Total costs and expenses	10,871	15,910	19,561	25,954	37,105	7,177	11,398

Income (loss) from continuing operations before interest income and income taxes	(216)	1,848	3,558	2,224	2,940	1,028	2,691
Interest income (expense), net	(37)	5	56	225	289	65	144

Income (loss) from continuing operations before income taxes	(253)	1,853	3,614	2,449	3,229	1,093	2,835
Income tax expense (benefit)	(93)	634	1,327	1,061	771	515	1,301

Income (loss) from continuing operations	(160)	1,219	2,287	1,388	2,458	578	1,534
Preferred stock accretion	(313)	(1,002)	(1,085)	(681)	—	—	—

Income (loss) from continuing operations attributable to common stockholders	(473)	217	1,202	707	2,458	578	1,534
Loss from discontinued operations, net of income tax benefit	—	—	—	(303)	(660)	(47)	—

Net income (loss) attributable to common stockholders	$(473)	$217	$1,202	$404	$1,798	$531	$1,534

											Three Months Ended
	Year Ended December 31,										March 31,
	2002		2003		2004		2005		2006		2006		2007
											(Unaudited)

STATEMENT OF OPERATIONS DATA:
Income (loss) from continuing operations per common share:
Basic	$		$		$		$		$		$		$
Diluted	$		$		$		$		$		$		$
Net income (loss) attributable to common stockholders per common share:
Basic	$		$		$		$		$		$		$
Diluted	$		$		$		$		$		$		$
Weighted average number of shares outstanding:
Basic		527,283		490,951		489,672		732,278		1,067,381		1,061,703		1,078,479
Diluted		527,283		490,951		491,550		769,423		1,107,063		1,104,002		1,137,321

						Three Months Ended
	Year Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2006	2007
	(Dollars in thousands)

OTHER DATA (Unaudited):
Net cash provided by (used in) operating activities	$(596)	$2,280	$4,546	$3,660	$8,929	$1,583	$4,575
Capital expenditures	$174	$4,124	$2,612	$4,613	$4,475	$1,384	$838
EBITDA from continuing operations(3)	$(120)	$2,064	$4,232	$3,524	$4,893	$1,411	$3,309
Net course registrations(4)	18,991	25,567	32,558	37,506	54,828	11,851	20,798

	As of December 31,					As of
	2002	2003	2004	2005	2006	March 31, 2007
						(Unaudited)
	(In thousands)

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents	$7,224	$5,148	$7,250	$5,511	$11,678	$15,846
Working capital(5)	$8,136	$5,398	$7,197	$5,741	$10,445	$12,720
Total assets	$10,683	$12,345	$21,079	$25,809	$37,115	$41,670
Total redeemable preferred stock	$9,314	$10,254	$11,339	$—	$—	$—
Stockholders’ equity (deficit)	$(835)	$(721)	$738	$14,539	$16,821	$19,336

(1)	During 2006, $3.1 million of capitalized software development costs were written off when management determined that the asset related to these costs was impaired because we are no longer pursuing the related project.

(2)	Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R)-Share-Based Payment, or SFAS 123R, which requires companies to expense share-based compensation based on fair value. Prior to January 1, 2006, we accounted for share-based payment in accordance with Accounting Principles Board Opinion No. 25-Accounting for Stock Issued to Employees, and provided the disclosure required in SFAS 123-Accounting for Stock-Based Compensation, as amended by SFAS No. 148-Accounting for Stock-Based Compensation-Transition and Disclosure-An Amendment of FASB Statement No. 123. Stock-based compensation expense for the year ended December 31, 2005 resulted from the repurchase of shares of common stock acquired upon exercise of employee stock options.

(3)	EBITDA from continuing operations consists of income from continuing operations minus interest income, net plus income tax expense plus depreciation and amortization. Interest expense (income), net consists primarily of interest income earned on cash and cash equivalents, net of any interest expense for notes payable. We use EBITDA from continuing operations as a measure of operating performance. However, EBITDA from continuing operations is not a recognized measurement under U.S. generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA from continuing operations in addition to, and not as an alternative for, income from continuing operations as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA from continuing operations may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA from continuing operations is not intended to be a measure of free cash flow, as it does not consider certain cash requirements such as tax payments.

We believe EBITDA from continuing operations is useful to an investor in evaluating our operating performance and liquidity because it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization. Depreciation and amortization can vary depending upon accounting methods and the book value of assets. We believe EBITDA from continuing operations presents a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

Our management uses EBITDA from continuing operations:

•	As a measurement of operating performance, because it assists us in comparing our performance on a consistent basis, as it removes depreciation, amortization, interest and taxes; and

•	In presentations to members of our board of directors to enable our board to have the same measurement basis of operating performance as is used by management to compare our current operating results with corresponding prior periods and with the results of other companies in our industry.

The following table provides a reconciliation of income (loss) from continuing operations to EBITDA from continuing operations:

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands)

Income (loss) from continuing operations	$(160)	$1,219	$2,287	$1,388	$2,458	$578	$1,534
Interest expense (income), net	37	(5)	(56)	(225)	(289)	(65)	(144)
Income tax expense (benefit)	(93)	634	1,327	1,061	771	515	1,301
Depreciation and amortization	96	216	674	1,300	1,953	383	618

EBITDA from continuing operations	$(120)	$2,064	$4,232	$3,524	$4,893	$1,411	$3,309

EBITDA from continuing operations for the year ended December 31, 2006 includes the effects of a write-off of $3.1 million of capitalized software development costs. EBITDA from continuing operations also includes stock-based compensation expense of $1.2 million, $284,000, $145,000 and $502,000 for the year ended December 31, 2005, the year ended December 31, 2006, the three months ended March 31, 2006 and the three months ended March 31, 2007, respectively.

(4)	Net course registrations represent the total number of course registrations for students that have attended a portion of a course.

(5)	Working capital is calculated by subtracting total current liabilities from total current assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements and the related notes included elsewhere in the prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations, and involves risks and uncertainties. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

American Public Education, Inc. is a leading provider of exclusively online postsecondary education directed at the needs of the military and public service communities. We operate through two universities, American Military University, or AMU, and American Public University, or APU, which together constitute the American Public University System.

In recent years, we have experienced substantial growth. Our course enrollments, or net course registrations, representing the aggregate number of classes in which students remain enrolled after the date by which they may drop the course without financial penalty, increased at a compound annual growth rate (CAGR) of 30% from 2002 to 2006. Over that same time, total revenue increased at a CAGR of 39%, from $10.7 million in 2002 to $40.0 million in 2006. We believe achieving regional accreditation in May 2006 and gaining access to Title IV programs in November 2006 have been additional factors driving our recent acceleration in growth. Net course registrations increased 75% in the three months ended March 31, 2007 over the three months ended March 31, 2006 and our revenue increased from $8.2 million to $14.1 million, or by 72%, over the same time period. While we have experienced substantial growth in recent periods, you should not rely on the results of any prior periods as an indication of our future growth in net course registrations or revenue as our historical growth rates may not be sustainable.

We were founded as American Military University, Inc. in 1991 and began offering graduate courses in January 1993. Following initial national accreditation by the Accrediting Commission of the Distance Education and Training Council, or DETC, in 1995, American Military University began offering undergraduate programs primarily directed to members of the armed forces. Over time, American Military University diversified its educational offerings in response to demand by military students for post-military career preparation. With its expanded program offerings, American Military University extended its outreach to the greater public service community, primarily police, fire, emergency management personnel and national security professionals. In 2002, we reorganized into a holding company structure, with American Public Education, Inc. serving as the holding company of American Public University System, Inc., which operates our two universities, AMU and APU. Our university system achieved regional accreditation in May 2006 with the Higher Learning Commission of the North Central Association of Colleges and Schools and became eligible for federal student aid programs under Title IV for classes beginning in November 2006. In 2007, we applied to the Higher Learning Commission for approval to offer seven new degree programs in Education and Information Technology.

Our key financial results metrics:

Revenues

In reviewing our revenues we consider the following components: net course registrations; tuition we charge; tuition net of scholarships; and other fees.

Net course registrations.  For financial reporting and analysis purposes, we measure our student body in terms of aggregate course enrollments, or net course registrations. Net course registrations represent the aggregate number of classes in which students remain enrolled after the date by which they may drop the course without financial penalty. Because we recognize revenues over the length of a course, net course registrations in a period do not correlate directly with revenues for that period because revenues recognized from courses are not necessarily recognized in the period in which the course registrations occur. For example, revenues in a quarter reflect a portion of the revenue from courses that began in a prior period and continued into the quarter, all revenue from courses that began and ended in the quarter, and a portion of the revenue from courses that began but did not end in the quarter.

We believe our curriculum is directly relevant to federal, state and local law enforcement and other first responders, but historically this market was limited to us because, outside the federal government, only a few agencies or departments have the tuition reimbursement plans critical to fund continuing adult education. Now that our students can obtain low cost student loans or grants through Title IV programs, we have begun to increase our focus on these markets. Title IV programs require participating students to take more courses per semester than students participating in DoD tuition assistance programs. As a result, we expect that our increased focus on markets that utilize Title IV programs may cause the average number of courses per student to increase.

Tuition.  Providing affordable programs is an important element of our strategy for growth. Other than a modest increase in 2007 for graduate tuition, we have not raised tuition since 2000. We set our tuition costs so that our undergraduate military students may take courses without incurring out-of-pocket costs because our tuition is within the Department of Defense, or DoD, tuition ceilings. Using the DoD tuition ceiling as a benchmark keeps our tuition in line with four-year public university, in-state rates.

Net tuition.  Tuition revenues vary from period to period based on the aggregate number of students attending classes and the number of classes they are attending during the period. Tuition revenue is reduced to reflect amounts refunded to students who withdraw from a course in the month the withdrawal occurs. We also provide scholarships to certain students to assist them financially and to promote their registration. The cost of these scholarships is netted against tuition revenue in the period incurred for purposes of establishing net tuition revenue and typically represents less than 1% of revenues.

Other fees.  Other fees include charges for transcript credit evaluation, which includes assistance in securing official transcripts on behalf of the student in addition to evaluating transcripts for transfer credit. Students also are charged withdrawal, graduation, late registration, transcript request and comprehensive examination fees, when applicable. We also record book purchase rebates associated with our contracted book vendor in other fees.

Costs and Expenses

We categorize our costs and expenses as (i) instructional costs and services, (ii) selling and promotional, (iii) general and administrative, (iv) depreciation and amortization, and (v) stock-based compensation.

Instructional costs and services.  Instructional costs and services are expenses directly attributable to the educational services we provide our students. This expense category includes salaries and benefits for full-time faculty, administrators and academic advisors, and costs associated with adjunct faculty. Instructional pay for adjunct faculty is primarily dependent on the number of students taught. Instructional costs and services expenses also include costs for educational supplies such as books, costs associated with academic records and graduation, and other university services such as evaluating transcripts.

Substantially all undergraduate students receive their textbooks through our book grant program. Over the course of a complete bachelor’s degree program, this represents a potential average student savings of approximately $3,600 when compared to a 2005 estimate by the General Accounting Office of average textbook costs for a first-time, full-time student at four-year public universities for the 2003-2004 academic year. In connection with our book grant program, we have been working to reduce the overall cost of books per course. Graduate students may order and pay for their books through the contracted vendor from which we purchase the undergraduate book grant program books or they can purchase books from a vendor of their choice.

Selling and promotional.  Selling and promotional expenses include salaries and benefits of personnel engaged in recruitment and promotion, as well as costs associated with advertising and the production of marketing materials related to new enrollments and current students. Our selling and promotional expenses are generally affected by the cost of advertising media, the efficiency of our selling efforts, salaries and benefits for our selling and admissions personnel, and the number of advertising initiatives for new and existing academic programs.

General and administrative.  General and administrative expenses include salaries and benefits of employees engaged in corporate management, finance, information technology, human resources, facilities, compliance and other corporate functions. In addition, the cost of renting and maintaining our facilities, technology expenses and costs for professional services are included in general and administrative costs. General and administrative expenses also include bad debt expense.

Depreciation and amortization.  We incur depreciation and amortization expenses for costs related to the capitalization of property, equipment, software and program development on a straight-line basis over the estimated useful lives of the assets.

Stock-based compensation.  On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), Share-based Payment (FAS 123(R)), which requires the measurement and recognition of compensation expense for stock-based payment awards made to employees and directors, including employee stock options. FAS 123(R) eliminates the ability to account for stock-based compensation transactions using the footnote disclosure-only provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and instead requires that such transactions be recognized and reflected in our financial statements using a fair-value-based method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107), relating to FAS 123(R). We have applied the provisions of SAB 107 in our adoption of FAS 123(R).

We have adopted FAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. Our financial statements for the year ended December 31, 2006 reflect the impact of FAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for the years ended December 31, 2005 and 2004 have not been restated to reflect, and do not include, the impact of FAS 123(R).

Prior to the adoption of FAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). Under the intrinsic value method, no stock-based compensation expense had been recognized in our consolidated statement of income because the exercise price of stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. See Note 9 to our consolidated financial statements included elsewhere in this prospectus for pro forma information had compensation expense been determined based on the fair value of options at grant dates computed in accordance with FAS 123.

As a result of adopting FAS 123(R) on January 1, 2006, our income before income taxes and net income for the year ended December 31, 2006 was approximately $284,000 and $227,000 lower, respectively, than if we had continued to account for stock-based compensation under APB 25.

The table below reflects our stock-based compensation expense recognized in the consolidated statements of income for the year ended December 31, 2006 and the three months ended March 31, 2007 (in thousands):

		Three Months
	Year Ended	Ended
	December 31, 2006	March 31, 2007

Stock-based compensation expense included in operating income	$284	$502
Tax benefit	57	135

Stock-based compensation expense, net of tax	$227	$367

Prior to the adoption of FAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in our consolidated statement of cash flows. FAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those stock options (excess tax benefits) to be classified as financing cash flows.

We grant our employees options to purchase our common stock at exercise prices at least equal to the fair market value of the underlying common stock at the date of each grant, as determined by our board of directors at the time. Determining the fair market value of our common stock requires making complex and subjective judgments because there is no public trading market for our common stock. While we have obtained contemporaneous valuations by an independent valuation specialist in connection with option grants on several occasions, we have not done so at all times because our board of directors, which includes representatives of the third-party investors in our equity financings, determined that it had the relevant expertise to reasonably estimate the fair market value of our common stock with the information available to it. These estimates were based on several factors, including the fair market value of preferred stock we issued from time to time with superior rights and preferences to our common stock, sales of our Class A common stock, repurchases of our common stock, current market conditions, and our financial and operating performance.

Based on this analysis, our board of directors estimated that the per share fair market value of the common stock underlying stock options granted throughout 2006 was $      per share. In 2006, our board of directors considered numerous objective and subjective factors to determine the fair market value at each option grant date during this period, including the following:

•	the repurchase of a majority of our outstanding common stock from our former majority stockholder at $ per share in August 2005;

•	the sale of our Class A common stock at $ per share in a private placement in August 2005 to venture capital investors;

•	our financial and operating performance in 2006;

•	our stage of development and business strategy in 2006; and

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the stock options granted in 2006.

In particular, we considered that with the exception of one stock option grant for 3,000 shares in July 2006, all of the stock options were granted prior to our receipt of regional accreditation from The Higher Learning Commission in May 2006, and the grant in July 2006 was before we had revised our projections as a result of the receipt of that accreditation. We also considered that all grants in 2006 were made prior to our eligibility to participate in Title IV programs, which occurred for classes beginning in November 2006. We believe that regional accreditation, and the more recent eligibility for Title IV program participation, have contributed to our recent acceleration in growth and were the most significant factors in an increase in value of our common stock.

In light of our receipt of regional accreditation, our eligibility to participate in Title IV programs, our growth, and the passage of time since a third-party transaction involving our capital stock, in January 2007 we engaged The Baker-Meekins Company, Inc., an independent valuation specialist that had provided us with several valuations in prior years, to prepare a valuation of our common stock as of November 30, 2006. The valuation specialist considered several methodologies in its analysis, including an analysis of guideline public companies and a discounted cash flow analysis. The results of the public company analysis vary not only with factors such as our revenue, EBITDA, and income levels, but also with the performance of the public market valuation of the companies at the time. The final valuation conclusion was more heavily weighted toward the discounted cash flow analysis in light of the results of the market-based analysis. The discounted cash flow analysis, an income-based approach, involves applying appropriate discount rates to estimated future free cash flows, which were based on management’s forecasts of revenue and costs at the time. As with any valuation based on the discounted cash flow method, the underlying assumptions involve a significant degree of complexity and judgment. Once our enterprise value was determined, the result was reconciled to equity value after the consideration of interest-bearing debt, excess cash and cash to be received upon the exercise of stock options. To determine the market value of a share of common stock, the independent valuation specialist divided the equity value by the number of common stock equivalents. The independent valuation specialist then applied a discount of 20% for the lack of marketability or lack of control. The discounted cash flow method resulted in an estimated fair market value of our common stock on a nonmarketable minority basis as of November 30, 2006 of $      per share. We believe that this valuation supports our determination of value for the grants made in 2006 prior to the receipt of the report, and we have subsequently determined that no reassessment of this estimate is appropriate.

The valuation report was used as an aid to the board of directors in determining the fair market value of the common stock underlying options granted in February 2007, which were the only options granted in the three months ended March 31, 2007. Our board of directors considered our improving operating performance, results and projections at the time of the grants in February 2007 and determined that an increase to the price provided in the valuation report was appropriate. The board of directors determined at that time that the fair market value per share of our common stock was $   per share during that period. As described below, this determination was subsequently reassessed.

In May 2007, the same independent valuation specialist was engaged to perform a valuation of our common stock as of May 4, 2007. The valuation specialist used substantially the same analysis and methodologies as it had for the previous valuation, except that the independent valuation specialist also took into account the prospect of this offering, which had become more likely after management met with representatives of the underwriters in the spring of 2007. The valuation specialist also observed that the discount rate that it applied in the May valuation for the discounted cash flow analysis differed from the November valuation as a result of increases to interest rates on government bonds and an increase in the calculation of business risk, which was calculated as the median of the guideline companies’ volatility using a regression of those companies’ stock returns against the S&P 500. In May 2007, the valuation specialist reduced the discount to 15% for lack of marketability that it applied to our per share valuation because it determined that it was likely that we would pursue an initial public offering in less than 12 months. The valuation specialist selected 15% in part because in its estimation this approximates the median discount for illiquidity in studies of restricted stock of publicly traded corporations that have a one-year holding period. The valuation specialist determined that the fair market value of our common stock was $      per share on a non-marketable minority interest basis as of May 4, 2007.

As a result of reviews of our stock option grants, we determined that a reassessment of the fair market value estimate for grants made during the three months ended March 31, 2007 was appropriate. As an initial matter, we concluded that, because (i) our business had demonstrated continued growth and improvement during the three months ended March 31, 2007; (ii) our internal projections of our results were increasing during the period; and (iii) the fair market value of our common stock was in a period of sequential increases, a valuation report that estimated the fair market value of our common stock nearer to the end of the period, rather than the beginning of the period, would provide a more reliable and conservative estimate of the fair market value of our common stock. In conducting the reassessment we also took into account that the likelihood that we would conduct an initial public offering in 2007 continued to increase throughout 2007, from an initial expectation in the first quarter of the year that it would not occur in 2007, and that in May 2007 we had received initial indications of values from the representatives of several underwriters that were conditioned on an initial public offering in the fourth quarter of 2007 and continued growth in our business. As a result of this reassessment, we have retrospectively estimated that the fair market value of our common stock for purposes of determining the appropriate compensation expense for our options granted in the three months ended March 31, 2007 was $        per share, which is a blended rate between the results of the valuation report from the independent valuation expert and the estimates provided by the representatives of potential underwriters with whom we met in May 2007.

As a result of the reassessment of the fair market value of our common stock underlying stock option grants to employees, we have recorded additional stock-based compensation for each stock option granted during the three months ended March 31, 2007 based upon the difference between the retrospectively determined fair market value of our common stock at the relevant measurement date of the stock option grant and the exercise price of the stock option. We amortize the unearned stock-based compensation and record stock-based compensation expense ratably over the vesting periods of these stock options. For the three months ended March 31, 2007, we recorded $502,000 of stock-based compensation expense.

Interest Income, Net

Interest income, net consists primarily of interest income earned on cash and cash equivalents, net of any interest expense.

Changes in Connection with Becoming a Public Company

As a public company, we expect that we will incur significant additional costs and expenses such as increased legal and audit fees, professional fees, directors’ and officers’ insurance costs and expenses related to compliance with Sarbanes-Oxley Act regulations and other annual costs of doing business as a public company including hiring additional personnel and expanding our administrative functions. We expect these additional expenses to range from $1.5 million to $2.0 million per year and anticipate funding costs relating to being a public company with cash provided by operating activities and cash on hand.

Critical Accounting Policies and Use of Estimates

The discussion of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. During the preparation of these financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, valuation of long-lived assets, contingencies, income taxes and stock-based compensation expense. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

A summary of our critical accounting policies follows:

Revenue recognition.  We record all tuition as deferred revenue when students register for a class. At the beginning of each class, revenue is then recognized on a pro rata basis over the period of each class, which is either eight or sixteen weeks. This results in our balance sheet including future revenues that have not yet been earned as deferred revenue for courses that have not started or are in progress.

Accounts receivable.  Course registrations are recorded as deferred revenue and accounts receivable at the time students register for the course. Students may remit tuition payments through the online registration process at that time or they may elect various payment options, which can delay the receipt of payment up until the class starts or longer. These other payment options include payments by sponsors, alternative loans, financial aid, or a tuition assistance program that remits payments directly to us. When a student remits payment through the online registration, accounts receivable is reduced and the student is provided access to the classroom when classes start. If one of the various other payment options are confirmed as secured, the student is provided access to the classroom. If no receipt is confirmed or payment option secured, the student will be dropped from the class resulting in a reversal of the deferred revenue and accounts receivable. Therefore, billed amounts represent invoices that have been prepared and sent to students or their sponsor, lender, financial aid, or tuition assistance program according to the billing terms agreed upon in advance. The DoD tuition assistance program is billed on a course-by-course basis when a student starts class, whereas federal financial aid programs are billed based on the classes included in a student’s semester. Billed accounts receivable are considered past due if the invoice has been outstanding more than 30 days. The provision for doubtful accounts is based on management’s evaluation of the status of existing accounts receivable. Recoveries of receivables previously written off are recorded when received.

Property and equipment.  Property and equipment are carried at cost less accumulated depreciation. Assets acquired under capital leases are recorded at the lesser of the present value of the minimum lease payments or the fair market value of the leased asset at the inception of the lease. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. In 2004, we placed in operation our Partnership At a Distance, or PAD, system, which is a customized student information and services system, that manages admissions, online orientation, course registrations, tuition payments, grade reporting, progress toward degrees, and various other functions. Costs associated with the project have been capitalized in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and classified as property and equipment. These costs are amortized over the estimated useful life of five years.

Valuation of long-lived assets.  We account for the valuation of long-lived assets under Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell.

Income taxes.  Deferred taxes are determined using the liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock-based compensation.  Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R)-Share-Based Payment which requires companies to expense share-based compensation based on fair value. Prior to January 1, 2006, we accounted for share-based payment in accordance with Accounting Principles Board Opinion No. 25-Accounting for Stock Issued to Employees, and provided the disclosure required in SFAS 123-Accounting for Stock-Based Compensation, as amended by SFAS No. 148-Accounting for Stock-Based Compensation-Transition and Disclosure-An Amendment of FASB Statement No. 123.

Goodwill.  We record as goodwill the excess of purchase price over the fair value of the identifiable net assets acquired. Statements of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, prescribes a two-step process for the impairment testing of goodwill, which is performed annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. As of August 31, 2006, goodwill was fully impaired and written off in the amount of $735,000 upon the decision to discontinue operations of our subsidiary Rockwell Education, Inc., or Rockwell. We had formed Rockwell for the February 2005 acquisition of all of the assets of Pinnacle Software Solutions, Inc., a school that provided various software and programming training sessions to students and companies. As a result of our determination in the Spring of 2006 to discontinue the operations of Rockwell after completing a teach-out of existing students in August 2006, the activities of Rockwell are included in our financial statements as discontinued operations.

Recent Accounting Pronouncements

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (SFAS 154). This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements.

SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. For us, SFAS 154 was effective at the beginning of fiscal year 2007. The adoption of SFAS 154 did not have a material impact on our consolidated financial statements.

In June 2006, the Financial Accounting Standards Board Issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. This interpretation applies to all tax positions accounted for in accordance with SFAS No. 109 by defining the criteria that an individual tax position must meet in order for the position to be recognized within the financial statements and provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. We adopted FIN 48 effective January 1, 2007. There was no material financial impact to us as a result of adopting this standard.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines and establishes a framework for measuring fair value. In addition, SFAS 157 expands disclosures about fair value measurements. SFAS 157 will be effective for us beginning in fiscal year 2009. We do not expect that the adoption of SFAS 157 will have a material impact on our consolidated financial statements.

Results of Operations

The following table sets forth statements of operations data as a percentage of revenues for each of the periods indicated:

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Instructional costs and services	47.3%	47.0%	44.7%	45.7%	43.2%
Selling and promotional	9.5%	14.3%	12.2%	13.7%	10.2%
General and administrative	24.8%	21.9%	22.4%	21.7%	19.6%
Write-off of software development project	—	—	7.9%	—	—
Depreciation and amortization	2.9%	4.6%	4.9%	4.7%	4.4%
Stock based compensation	—	4.3%	0.7%	1.8%	3.6%

Total costs and expenses	84.6%	92.1%	92.7%	87.5%	81.0%

Income from continuing operations before interest income and income taxes	15.4%	7.9%	7.3%	12.5%	19.0%
Interest income, net	0.2%	0.8%	0.7%	0.8%	1.0%

Income from continuing operations before income taxes	15.6%	8.7%	8.1%	13.3%	20.0%
Income tax expense	5.7%	3.8%	1.9%	6.3%	9.2%

Income from continuing operations	9.9%	4.9%	6.1%	7.0%	10.8%
Preferred stock accretion	(4.7)%	(2.4)%	—	—	—

Income from continuing operations attributable to common stockholders	5.2%	2.5%	6.1%	7.0%	10.8%
Loss from discontinued operations, net of income tax benefit	—	(1.1)%	(1.6)%	(0.6)%	—

Net income attributable to common stockholders	5.2%	1.4%	4.5%	6.5%	10.8%

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Revenues

Revenues for the three months ended March 31, 2007 were $14.1 million, an increase of 72% from $8.2 million for the three months ended March 31, 2006. The increase was a result of an increase in the number of net course registrations, as well as a 10% increase in graduate tuition in 2007 that we announced in the summer of 2006. Net course registrations increased 75% to 20,798 for the three months ended March 31, 2007 from 11,851 for the three months ended March 31, 2006. The increase in net course registrations was primarily attributable to increased student referrals, the achievement of regional accreditation in May 2006, and our participation in the Title IV program for classes starting in November 2006.

Costs and Expenses

Costs and expenses were $11.4 million for the three months ended March 31, 2007, an increase of $4.2 million, or 59%, compared to $7.2 million for the three months ended March 31, 2006. This increase was due to the specific factors discussed below. Costs and expenses as a percentage of revenues decreased to 81.0% for the three months ended March 31, 2007 from 87.5% for the three months ended March 31, 2006. This decrease resulted from the factors described below.

Instructional costs and services.  Instructional costs and services expenses for the three months ended March 31, 2007 were $6.1 million, representing an increase of 62% from $3.8 million for the three months ended March 31, 2006. This increase was directly related to an increase in the number of classes offered due to the increase in net course registrations. Instructional costs and services expense as a percentage of revenues decreased to 43.2% for the three months ended March 31, 2007 from 45.7% for the three months ended March 31, 2006. This decrease was primarily due to an increase in the average class size, which provided for a more efficient use of our full-time faculty. Full-time faculty increased to approximately 80 at March 31, 2007 from 38 at March 31, 2006.

Selling and promotional.  Selling and promotional expenses for the three months ended March 31, 2007 were $1.4 million, representing an increase of 28% from $1.1 million for the three months ended March 31, 2006. This increase was primarily due to an increase in the number of personnel in our admissions department required to support higher student enrollments. Selling and promotional expenses as a percentage of revenues decreased to 10.2% for the three months ended March 31, 2007 from 13.7% for the three months ended March 31, 2006. This decrease was primarily due to our ability to realize advertising efficiencies as a result of strong lead generations from personal referrals.

General and administrative.  General and administrative expenses for the three months ended March 31, 2007 were $2.8 million, representing an increase of 55% from $1.8 million for the three months ended March 31, 2006. The increase in expense was a result of the need for additional technology, financial positions, professional services, management and administrative facilities required to support a larger student body and participation in federal student aid and preparations for going public. General and administrative expenses as a percentage of revenues decreased to 19.6% for the three months ended March 31, 2007 from 21.7% for the three months ended March 31, 2006. This decrease was primarily due to efficiencies realized through a higher volume of students and the number of staff and expenses increasing at a slower rate than revenue.

Depreciation and amortization.  Depreciation and amortization expenses were $618,000 for the three months ended March 31, 2007, compared with $383,000 for the three months ended March 31, 2006. This represents an increase of 61%. This increase resulted from greater capital expenditures and higher depreciation and amortization on a larger fixed asset base.

Stock-based compensation.  Stock-based compensation for the three months ended March 31, 2007 was $502,000, representing an increase of 246% from $145,000 for the three months ended March 31, 2006. The increase in stock-based compensation expense is primarily attributable to an increase in new stock option grants.

Interest Income, Net

Interest income, net was $144,000 for the three months ended March 31, 2007, representing an increase of 122% from $65,000 for the three months ended March 31, 2006. This is attributable to increased cash flow from operations resulting in investment income on higher cash balances.

Income Tax Expense

We recognized tax expense from continuing operations for the three months ended March 31, 2007 and 2006 of $1.3 million and $515,000, respectively, or effective tax rates of 45.9% and 47.1%, respectively. The increase in income tax expense was directly attributable to higher pre-tax profits.

Net Income

Net income was $1.5 million for the three months ended March 31, 2007, compared to net income of $531,000 for the three months ended March 31, 2006, an increase of $1.0 million. This increase was related to the factors discussed above and a reduction in our loss from discontinued operations. Income from continuing operations was $1.5 million for the three months ended March 31, 2007, compared to income from continuing operations of $578,000 for the three months ended March 31, 2006. We incurred a net loss of $47,000 for the three months ended March 31, 2006 related to our discontinued Rockwell operations compared to $0 for the three months ended March 31, 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Revenues for 2006 were $40.0 million, representing an increase of 42% from revenues of $28.2 million for 2005. The increase was a result of an increase in the number of net course registrations. Tuition did not increase in 2006 from the 2005 rates. Net course registrations increased 46% to 54,828 for 2006 from 37,506 for 2005. The increase in net course registrations resulted primarily from strong student referrals and the achievement of regional accreditation in May 2006.

Costs and Expenses

Costs and expenses were $37.1 million for 2006, an increase of $11.1 million, or 43%, compared to $26.0 million for 2005. This increase was due to the specific factors discussed below. Costs and expenses as a percentage of revenues increased slightly to 92.7% for 2006 from 92.1% for 2005. This increase resulted from the factors described below.

Instructional costs and services.  Instructional costs and services expense for 2006 was $17.9 million, representing an increase of 35% from $13.2 million for 2005. This increase was directly related to an increase in the number of classes offered due to the increase in enrollment. Instructional costs and services expense as a percentage of revenue declined to 44.7% in 2006 from 47.0% in 2005. This decrease was primarily due to an increase in the average class size, which provided for a more efficient use of our full-time faculty.

Selling and promotional.  Selling and promotional expenses for 2006 were $4.9 million, representing an increase of 21% from $4.0 million for 2005. The increase in expense was primarily due to an increase in the number of personnel in our admissions department required to support the increase in student enrollment. Selling and promotional expenses as a percentage of revenue declined to 12.2% in 2006 from 14.3% in 2005. This decrease primarily resulted from gaining regional accreditation, which led to increased enrollment of new students without significantly increasing marketing costs.

General and administrative.  General and administrative expenses for 2006 were $9.0 million representing an increase of 45% from $6.2 million for 2005. General and administrative expenses in 2006 increased due to the need for technology and finance positions and additional administrative facilities to support a larger student body and expenses in connection with Title IV administration. General and administrative expenses as a percentage of revenue increased to 22.4% in 2006 from 21.9% in 2005.

Write-off of software development project.  We recognized an expense of $3.1 million in 2006 for a discontinued software development project. Capitalized software development costs for projects not involving the PAD system were written off when management determined that the asset related to these costs was impaired. We did not record any comparable expense in 2005.

Depreciation and amortization.  Depreciation and amortization expenses were $2.0 million for 2006, which represents an increase of 50% from $1.3 million for 2005. This increase resulted from greater capital expenditures and higher depreciation and amortization on a larger fixed asset base.

Stock-based compensation.  Stock-based compensation for 2006 was $284,000, representing a decrease of 76% from $1.2 million for 2005. The decrease in stock-based compensation expense is primarily attributable to the $1.2 million expense in 2005 in connection with the purchase of shares held by a former major stockholder.

Interest Income, Net

Interest income, net increased by $64,000, or 28%, to $289,000 for 2006 from $225,000 for 2005. The increase in other income, net is attributable to increased cash flow from operations, which resulted in increased investment income on higher cash balances.

Income Tax Expense

We recognized tax expense from continuing operations for 2006 of $771,000, or an effective tax rate of approximately 24%, compared to tax expense of $1.1 million, or an effective tax rate of approximately 43.4%, for 2005. The lower effective tax rate in 2006 was primarily due to a tax credit related to the historical renovation of one of our office buildings.

Net Income

Net income was $1.8 million for 2006, compared to net income of $404,000 for 2005. The increase in net income was the result of factors previously mentioned and a reduction of $681,000 in preferred stock accretion, offset by an increase in the loss from discontinued operations. For 2006, we sustained a net loss from discontinued operations of $660,000 compared to $303,000 in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues

Revenues for 2005 were $28.2 million, representing an increase of 22% from $23.1 million for 2004. The increase was a result of an increase in the number of net course registrations and fees collected. Tuition did not increase in 2005 from the 2004 rates. Net course registrations increased 15% to 37,506 in 2005 from 32,558 in 2004. The increase in net course registrations resulted primarily from strong student referrals and increased marketing to promote our programs.

Costs and Expenses

Costs and expenses were $26.0 million for 2005, an increase of $6.4 million, or 33%, compared to $19.6 million for 2004. This increase was due to the specific factors discussed below. Costs and expenses as a percentage of revenues increased to 92.1% for 2005 from 84.6% for 2004. This increase is due to the factors described below.

Instructional costs and services.  Instructional costs and services expense for 2005 was $13.2 million, representing an increase of 21% from $10.9 million for 2004. This increase resulted from higher faculty costs directly related to an increase in the number of classes offered due to the increase in enrollment and an increase in student services personnel. Instructional and education support expenses as a percentage of revenue were roughly comparable in 2005 and 2004.

Selling and promotional.  Selling and promotional expenses for 2005 were $4.0 million, representing an increase of 83% from $2.2 million for 2004. The increase in expense was primarily due to an increase in the number of personnel in our admissions department required to support the increase in student enrollment and an increase in marketing costs to promote our programs. Selling and promotional expense increased as a percentage of revenue to 14.3% in 2005 from 9.5% in 2004. The increase was primarily attributable to an increase in marketing costs to promote our programs.

General and administrative.  General and administrative expenses for 2005 were $6.2 million representing an increase of 8% from $5.7 million for 2004. General and administrative expenses increased due to the need for additional administrative facilities and technology and finance positions to support a larger student body. General and administrative expenses decreased as a percentage of revenue to 21.9% in 2005 from 24.8% in 2004. This decrease resulted from operating efficiencies.

Depreciation and amortization.  Depreciation and amortization expenses were $1.3 million for 2005. This represents an increase of 93% from $674,000 for 2004. This increase resulted from greater capital expenditures and higher depreciation and amortization on a larger fixed asset base.

Stock-based compensation.  Stock-based compensation for 2005 was $1.2 million related to the purchase of shares held by a former major stockholder. We did not record stock-based compensation expense in 2004.

Interest Income, Net

Interest income, net increased 302%, to $225,000 for 2005 from $56,000 for 2004. This increase in other income, net is attributable to increased cash flow from operations, which resulted in increased investment income on higher cash balances.

Income Tax Expense

We recognized tax expense from continuing operations for 2005 of $1.1 million, or an effective tax rate of approximately 43.4%. For 2004, we recognized tax expense of $1.3 million, or an effective tax rate of approximately 36.7%. The increase in the effective tax rate and corresponding increase in income tax expense resulted from the decrease in the size of research and development tax credits relating to the development of our PAD system used in 2004 compared to 2005.

Net Income

Net income was $404,000 for 2005, compared to net income of $1.2 million for 2004. The decrease in net income was the result of discontinued operations for 2005 and the factors mentioned above, offset by a decrease of $404,000 of preferred stock accretion. For 2005, we sustained a net loss from discontinued operations of $303,000 compared to $0 in 2004.

Quarterly Results

The following table presents our unaudited quarterly results of operations for each of our nine last quarters ended March 31, 2007. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. Results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2007
	(Dollars in thousands)
	(Unaudited)

Statement of Operations Data:
Revenues	$6,604	$6,629	$7,046	$7,899	$8,205	$8,756	$10,188	$12,896	$14,089
Costs and expenses:
Instructional costs and services	3,061	3,370	3,307	3,509	3,752	4,140	4,613	5,377	6,081
Selling and promotional	840	903	1,386	914	1,120	1,245	1,155	1,359	1,436
General and administrative	1,522	1,750	1,361	1,533	1,777	2,096	2,415	2,671	2,761
Write-off of software development project	—	—	—	—	—	—	—	3,148	—
Depreciation and amortization	315	322	330	333	383	410	451	709	618
Stock based compensation	—	—	—	1,198	145	47	47	45	502

Total costs and expenses	5,738	6,345	6,384	7,487	7,177	7,938	8,681	13,309	11,398

Income (loss) from continuing operations before interest income, net and income taxes	866	284	662	412	1,028	818	1,507	(413)	2,691
Interest income, net	38	52	67	68	65	59	87	78	144

Income (loss) from continuing operations before income taxes	904	336	729	480	1,093	877	1,594	(335)	2,835
Income tax expense (benefit)	448	133	282	198	515	417	1,001	(1,162)	1,301

Income from continuing operations	456	203	447	282	578	460	593	827	1,534
Preferred stock accretion	(285)	(291)	(105)	—	—	—	—	—	—

Income (loss) from continuing operations attributable to common stockholders	171	(88)	342	282	578	460	593	827	1,534
Loss from discontinued operations, net of income tax benefit	(70)	(87)	(55)	(91)	(47)	(58)	(519)	(36)	—

Net income (loss) attributable to common stockholders	$101	$(175)	$287	$191	$531	$402	$74	$791	$1,534

Other Data:
Net cash provided by operating activities	$1,511	$209	$1,248	$692	$1,583	$1,239	$2,568	$3,539	$4,575
Capital expenditures	$199	$1,391	$2,286	$737	$1,384	$1,193	$991	$907	$838
Net course registrations	9,451	8,785	9,346	9,924	11,851	11,111	14,794	17,072	20,798

Liquidity and Capital Resources

We have financed our operations since 2002 primarily with cash from operations.

We financed our operating activities and capital expenditures during the three months ended March 31, 2007 and 2006 primarily through cash provided by operating activities and long term debt. Cash and cash equivalents were $15.8 million and $11.7 million at March 31, 2007 and December 31, 2006, respectively.

We derive a significant portion of our revenues from tuition assistance programs of the DoD. Generally, these funds are received within 60 days of the start of the classes to which they relate. A growing source of revenue is derived from our participation in Title IV programs, for which disbursements are governed by federal regulations. However, we have typically received disbursements under this program within 30 days of the start of the applicable class.

These factors, together with the number of classes starting each month, affect our operational cash flow. Our costs and expenses will increase when we become a public company, and we expect to fund these expenses through cash from operations.

We have available to us a line of credit with a maximum borrowing amount of up to $5.0 million. The line bears interest at LIBOR plus 200 basis points (7.6% at March 31, 2007). The line is secured by substantially all of our assets. We have never borrowed under this line of credit facility. After the completion of this offering, and on a regular basis, we intend to review the terms of our credit facilities.

In 2006, we borrowed $893,000 and $1.1 million under two mortgage notes. Both notes bear interest at LIBOR plus 225 basis points (7.5% at December 31, 2006), and were secured by real estate in Charles Town, West Virginia. Payment was due in full on September 1, 2011. As of March 31, 2007, the balances on the mortgages were $887,000 and $1.1 million, respectively. These notes were subsequently paid off in April 2007.

Based on our current level of operations and anticipated growth, we believe that our cash flow from operations and other sources of liquidity, including cash and cash equivalents, will provide adequate funds for ongoing operations and planned capital expenditures for the foreseeable future.

Operating Activities

Net cash provided by operating activities was $4.5 million, $3.7 million and $8.9 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $1.6 million and $4.6 million for the three months ended March 31, 2006 and 2007, respectively. As revenue and profits have grown, cash has increased. Cash and cash equivalents were $15.8 million and $11.7 million at March 31, 2007 and December 31, 2006, respectively.

Investing Activities

Net cash used in investing activities was $2.6 million, $5.3 million and $4.9 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $1.5 million and $878,000 for the three months ended March 31, 2006 and 2007, respectively. Cash used in investing activities is primarily for capital expenditures, the majority of which was related to software development and IT infrastructure costs.

Financing Activities

On August 30, 2002, we entered into a Stock Purchase Agreement with third party investors. Under the Stock Purchase Agreement, we issued 236,082 shares of Series A Convertible Preferred Stock, or Series A preferred stock. The Series A preferred stock was redeemable at the holders’ option on or after August 30, 2007 at a value of the greater of the fair value of shares at the time of redemption or the liquidation preference, which was defined as the sum of the original prices, any declared but unpaid dividends and an additional amount of 8% per annum of the original purchase price compounded annually. Proceeds from the sale of the Series A preferred stock, less related issuance costs of $1.1 million, were recorded as a liability in the consolidated financial statements. The difference between the initial carrying value of the Series A preferred stock and the highest redemption value on August 30, 2007 (the original purchase price plus 8% per annum, compounded annually) was being accreted using the effective interest method.

On August 2, 2005, we consummated the sale of Class A common stock to third parties, and entered into related agreements for the conversion of the Series A preferred stock and warrants to purchase Series A preferred stock into Class A common stock, and the purchase of shares of common stock held by a major stockholder, including options exercised in 2005. We converted 236,082 shares of Series A preferred stock to Class A common stock at a conversion rate of 2.060632 shares of Class A common stock for each 1 share of Series A preferred stock.

The voting, dividend and liquidation rights of holders of Class A common stock and common stock are identical and at an equal rate with one another, except that no dividend will be declared and paid on the common stock unless and until an equal dividend has been declared and paid on the Class A common stock and the consent of the holders of Class A Common Stock is required to, among other things, consent to certain fundamental transactions, the incurrence of indebtedness in excess of $2.0 million in the aggregate, and acquiring other entities.

Net cash provided by financing activities was $169,000 and $2.2 million for the years ended December 31, 2004 and 2006, respectively, and $0 and $471,000 for the three months ended March 31, 2006 and 2007, respectively. Cash used in financing activities was $49,000 for the year ended December 31, 2005. Cash used in financing activities has been for repurchase of capital stock, capital lease principal payments and debt payments. Cash is provided from debt financing, issuance of common stock and the exercise of stock options.

Contractual Commitments

We have various contractual obligations and commercial commitments. The following table sets forth our future contractual obligations and commercial commitments as of December 31, 2006.

	Payments Due by Period
		Less Than	1 to 3	3 to 5
	Total	1 Year	Years	Years	5+ Years
	(In thousands)

Long-term debt obligations(1)	$1,973	$29	$101	$1,843	—
Operating lease obligations	1,531	528	992	10	—

Total	$3,504	$557	$1,093	$1,854	—

(1)	Long-term debt obligations at December 31, 2006 represented notes payable that were paid off in April 2007.

Off-Balance Sheet Arrangements

In September, 2006 we entered into a 5-year interest rate swap agreement for a notional amount equal to the obligation under the mortgage notes payable whereby we received a variable interest rate based on LIBOR and paid a fixed rate of 5.50%. For the three months ended March 31, 2007, the unrealized gain on the interest rate swap agreement was nominal. The swaps were subsequently terminated with the payoff of the mortgages in April 2007.

We do not have off-balance sheet financing arrangements, including any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2004, 2005 or 2006. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition. We do not generally increase our tuition rates, however our costs do continually increase with inflation.

Quantitative and Qualitative Disclosures of Market Risk

We are subject to the impact of interest rate changes and may be subject to changes in the market values of future investments. We invest our excess cash in bank overnight deposits. We have no material derivative financial instruments or derivative commodity instruments as of March 31, 2007.

Market Risk

We have no material derivative financial instruments or derivative commodity instruments. We believe the risk related to marketable securities is limited due to the adherence to our investment policy that requires marketable securities to have a minimum Standard & Poor’s rating of A minus (or equivalent). All of our marketable securities as of March 31, 2007 and as of December 31, 2006, 2005 and 2004 consisted of cash equivalents.

Interest Rate Risk

We manage interest rate risk by investing excess funds in cash equivalents bearing variable interest rates, which are tied to various market indices. Our future investment income may fall short of expectations due to changes in interest rates. At December 31, 2006, a 10% increase or decrease in interest rates would not have a material impact on our future earnings, fair values, or cash flows related to investments in cash equivalents.

BUSINESS

Company Overview

We are a leading provider of exclusively online postsecondary education directed at the needs of the military and public service communities. We operate through two universities, American Military University, or AMU, and American Public University, or APU, which together constitute the American Public University System. Our universities share a common faculty and curriculum, which includes 50 degree programs and 48 certificate programs in disciplines related to national security, military studies, intelligence, homeland security, criminal justice, technology, business administration and liberal arts. We currently serve approximately 25,000 part-time adult students living in all 50 states and more than 135 foreign countries. Our university system is regionally and nationally accredited.

From 2002 to 2006, our total revenue increased from $10.7 million to $40.0 million, which represents a compound annual growth rate (CAGR) of 39%. Our net course registrations increased 15% and 46% in 2005 and 2006, respectively, over the prior periods. In the first three months of 2007 our total revenue was $14.1 million and our net course registrations increased 75% over the corresponding period in 2006. We believe the recent acceleration in our growth is attributable to: (i) high student satisfaction and referral rates; (ii) regional accreditation in May 2006; (iii) increasing acceptance of distance learning within our targeted markets; and (iv) achieving certification to participate in federal student aid programs under Title IV of the Higher Education Act of 1965 beginning with classes starting in November 2006.

Over 80% of our students serve in the United States military on active duty, in the reserves, or in the National Guard. Most of our other students are public service professionals including federal, national and local law enforcement personnel or other first responders. Our programs are designed to help these working adult students advance in their current professions or prepare for their next career. Our online method of instruction is well-suited to these students, many of whom serve in positions requiring extended and irregular schedules, are on-call for rapid response missions, participate in extended deployments and exercises, travel or relocate frequently and have limited financial resources. Our satisfied students have been a significant source of referrals for us, reducing our marketing costs per new student. Over 50% of our new students in 2007 who responded to our surveys tell us they inquired about enrolling in either AMU or APU as the result of a personal referral.

As of June 30, 2007, we had approximately 100 full-time and over 300 adjunct faculty, virtually all of whom have advanced degrees and many of whom are former or current leading practitioners in their fields. Our adjunct faculty also includes professors who teach at leading national and state universities. We believe quality faculty members are attracted to us because of the high percentage of military and public service professionals in our student body who can immediately apply lessons learned in our classroom to their daily work. In addition, our faculty members are attracted to the flexible nature of teaching online, the numerous support services we provide them, and our per student pay structure for adjunct faculty. Our faculty is organized into several departments under the leadership of a Provost who reports to our President and under the supervision of a nine-member university Board of Trustees.

We have invested significant amounts of capital and resources on developing proprietary information systems and processes to support what we refer to as Partnership At a Distance, or PAD. PAD is our approach to how we interact with our students, and at its center is the PAD system. The PAD system allows prospective and current students to interact with us exclusively online, on their schedule. The PAD system also allows us to manage on an automated and cost-effective basis the complex administrative tasks resulting from offering monthly starts for over 600 classes in over 350 unique courses to our approximately 25,000 students taught by over 400 faculty members. Our systems and processes also help us measure and manage the activities of our faculty, student support personnel, and prospective and active students, allowing us to continuously improve our academic quality, student support services and marketing efficiency. We believe these proprietary systems and processes will support a much larger institution and provide us important competitive and cost advantages.

History

We were founded as American Military University in 1991 and began offering courses in January 1993. Our founder, a retired Marine officer, established American Military University as a distance learning graduate-level institution, specializing in a military studies curriculum for military officers seeking an advanced degree relevant to their profession. While American Military University began as a paper-based institution that operated by mail, fax, phone and e-mail, we have always been an institution specializing in distributed, distance delivery. Following initial national accreditation by the Accrediting Commission of the Distance Education and Training Council, or DETC, in 1995, in January 1996 American Military University began offering undergraduate programs primarily directed to members of the armed forces. It gradually broadened its military studies curriculum over the next three years to include defense management, civil war studies, intelligence, and unconventional warfare, and later expanded into military-related disciplines such as criminal justice, emergency management, national security, and homeland security. Over time, American Military University diversified its educational offerings into the liberal arts in response to demand by military students for post-military career preparation. With its expanded program offerings, American Military University extended its outreach to the greater public service community, primarily police, fire, emergency management personnel and national security professionals. In 2002, we reorganized the operations of American Military University into our current university system and we began operating through two brands, AMU and APU. The purpose of the reorganization was in part to establish an institution brand, APU, that would appeal to non-military markets, including public service professionals such as teachers.

Our university system achieved regional accreditation in May 2006 with The Higher Learning Commission of the North Central Association of Colleges and Schools and became eligible for federal student aid programs under Title IV for classes beginning in November 2006. In 2007, we applied to the Higher Learning Commission for approval to offer seven new degree programs in Education and Information Technology.

Since the founding of American Military University, we have gradually transitioned from a military focus to a more broad-based focus on the military and public services communities. Today, the split between students who are eligible for tuition assistance programs of the DoD and those who are not is approximately two-thirds to one-third. We expect the percentage of our students that are not eligible for tuition assistance programs of the DoD to continue to increase, particularly as a result of our eligibility to participate in Title IV programs and with our anticipated new degree offerings in Education and Information Technology.

Market Overview

According to the U.S. Department of Education’s National Center for Education Statistics, or NCES, total student enrollment in degree-granting colleges and universities in 2005 was 17.4 million. The Chronicle of Higher Education has reported that there remain significant opportunities for increasing postsecondary enrollments, as two-thirds of American adults do not have at least an associate degree.

Within the postsecondary education market, we believe that there is significant opportunity for growth in online programs. In 2007, Eduventures, LLC, an education consulting and research firm, estimated that there were 1.5 million students enrolled in online programs at the end of 2006, representing approximately 8.6% of all students enrolled at U.S. degree-granting, Title IV eligible institutions. In December 2006, Eduventures estimated that by the end of 2008 online students will number around 2.1 million and that based on middle projections for higher education enrollments as a whole by the National Center for Education Statistics, online students will account for approximately 11.5% of all students in degree-granting institutions by 2008. In 2006, Eduventures also projected that annual revenues generated from students enrolled in fully-online programs at Title IV eligible, degree-granting institutions would increase by more than 30% to reach more than $8.1 billion in that year. We believe that increasing requirements for workers to have job mobility, combined with the growing acceptance of online learning from employers, and the flexibility associated with online learning should attract more students, both traditional and adult, to distance learning. Of the schools that provide online learning, in 2004 Eduventures estimated that for-profit schools account for 37% of online enrollments (compared to only 6% of all postsecondary students).

There are more than 2.1 million active and reserve military professionals in the United States Armed Forces. Each year, approximately 300,000 new service members are enlisted or commissioned to replace retiring and separating members. We believe that the unpredictable and demanding work schedules of military personnel and their geographic distribution make online learning and asynchronous teaching particularly attractive to them. Military leaders and policies promote voluntary education programs as a means for service members to gain the knowledge and skills that will improve their military performance as well as prepare them for a career following their military service. Academic achievement can also result in increased rank and pay for service members. The United States Armed Forces recognize academic achievement through awarding promotion points for academic credits, specifying education level eligibility requirements for assignments, promotions, and service schools, and entering remarks on performance appraisals. The potential continuing demand for education programs for service members is reflected in U.S. Department of Defense, or DoD, Fiscal Year 2006 statistics that report less than 8% of enlisted members hold an associate degree, and less than 4% hold a baccalaureate degree. Of serving officers, 66% do not hold a graduate degree.

Active duty and reserve component military personnel are eligible for tuition assistance through the Uniform Tuition Assistance Program of the DoD. For 2006, the DoD budgeted more than $430 million for tuition assistance programs to support service members’ voluntary education activities. DoD policy allows for payment of 100% of a military student’s tuition costs, up to $250 per semester credit hour and a maximum benefit of $4,500 per fiscal year. Our undergraduate tuition per course is designed so that the tuition assistance paid by the service branches covers the cost of our courses for service members up to the annual maximum benefit. Military students who are eligible for the Veterans Administration’s GI Bill Entitlement Program may apply those funds to pay for tuition costs above the DoD limits through the GI Bill’s Top-Up feature. Most military veterans are also eligible to use their GI Bill entitlement in continuing their education after retirement or separation. In 2006, the U.S. government spent more than $2.8 billion for benefits under the GI Bill related to postsecondary education.

We believe that national security, homeland security, and public safety professionals also represent a large and growing market for online education. For example, the U.S. Bureau of Labor Statistics estimated that at the end of 2003 over 750,000 persons were employed in law enforcement at the state and local levels, and in 2004 they estimated that through 2014 the number of persons employed would continue to increase at rates between 9% and 17%. In 2005, the National Fire Protection Association estimated that fire, rescue and emergency management services personnel included over 1.5 million personnel with their numbers expected to increase between 18% and 26% through 2014. These statistics do not count the large numbers of other professionals working in the national security, homeland security and public safety fields. As with their military counterparts, these individuals have unique program requirements as well as unpredictable and demanding work schedules that often prevent them from attending traditional universities.

Competitive Strengths

We believe that we have the following competitive strengths:

Exclusively Online Education — We have designed our courses and programs specifically for online delivery, and we recruit and train faculty exclusively for online instruction, therefore we do not have to modify existing practices from a campus-based institution to suit the different demands of an online environment. Because our students are located around the globe, we focus our instruction on asynchronous, interactive instruction that provides students the flexibility to study and interact during the hours of the day or days of the week that suit their terms and schedules. While there are requirements for regular interaction for all courses, students may log on when convenient for them and when they are ready to focus on their studies and interact with faculty and other students. A key benefit to our students of our asynchronous, online delivery method is that we can start over 600 classes monthly in over 350 unique courses because we can profitably offer classes without requiring a minimum number of students per class due to our adjunct faculty variable pay model. Furthermore, because we operate online, we have the ability to effectively measure and monitor most activities occurring in our university and seek continuous improvement in our academic quality, student support services and marketing efficiency.

Emphasis on Military and Public Services Communities — Since our founding, our culture has reflected our devotion to our mission of Educating Those Who Servetm. We have designed our academic programs, policies, marketing strategies and tuition specifically to meet the needs and interests of the military and public service communities. We strive to provide our students with an education that is relevant both while they are in the military or public service and for their careers post service. These communities value education for their members, recognizing degree completion and continuing education in assignment and promotion considerations. We aspire to be viewed as a thought leader in academic subjects related to national security. We believe leading faculty are attracted to teach in our universities by the high percentage of military and public service professionals who can immediately apply the lessons learned in the classroom to their daily work. In turn, our well-regarded faculty, including many former and current practitioners, attracts new students with interest in fields related to military service and national security. These communities tend to be tightly knit, which greatly facilitates personal testimonials from active to prospective students.

Affordable Tuition — By delivering courses online and investing in automated processes and systems, we are able to provide quality education without annual tuition increases that are standard in the education industry. We do not have to cover the cost of facilities, extracurricular activities, sports programs or large scale research efforts found at many non-profit universities. We also do not offer tenure to our faculty. Our tuition is generally competitive with less expensive in-state tuition at state universities and is designed so that DoD tuition assistance programs fully cover the cost per course of undergraduate courses and over 90% of the cost of graduate courses. We have not increased our undergraduate tuition of $250 per credit hour since 2000 and have no current intention to do so. A modest increase in graduate tuition in 2007 still kept the tuition cost of a master’s degree under $10,000. We do not charge fees for admissions, registration, technology, and other services, which are common in our industry, although we do charge a one-time fee of $75 for transfer credit evaluation that does not increase as more credits are transferred. Almost all undergraduate students receive their textbooks through our unique book grant program, which provides course materials to our undergraduates at no cost to them if they are seeking academic credit and maintain satisfactory academic standing. As part of meeting students’ desires for affordability, we have a transfer credit policy that grants credit for most prior college work, training and experiences evaluated by the American Council on Education and recognized college-level examinations, which allows students to earn their degrees faster and at less cost.

Commitment to Academic Excellence — Our academic programs are ultimately overseen by our Board of Trustees, which counts as members a former college president, four active accreditation peer evaluators, a former Commandant of the Marine Corps, and a former Department of the Army Inspector General. We are committed to continuously improving our academic programs and services, as evidenced by the level of attention and resources we apply to instructional costs and services, or ICS. In 2006, ICS expenditures were 44.7% of revenue. This commitment extends to the curriculum, faculty, learning support programs, student services and assessment operations. At the center of our academic excellence are our full-time faculty members, virtually all of whom have advanced degrees and relevant practical experience. We have processes and technology that engage faculty, students, alumni, Industry Advisory Councils, or IACs, subject matter experts, state licensing agencies, and accrediting bodies in our pursuit of academic quality. An increasing number of our programs have established IACs, which are comprised of outside industry experts who meet at least semi-annually to assess the curriculum’s relevance in terms of industry needs, trends and forecasts. Our PAD system and the software supporting our online classroom also provide us with tangible measures that we can use to monitor and evaluate academic excellence. We also work to refine the quality of all courses and programs through a triennial program review cycle, feedback from students after each course, and input from our IACs. Under the leadership of our Provost and Executive Vice President for Institutional Advancement, we regularly implement improvements as a result of our program of ongoing self-study in connection with our regional and national accreditation. We use the results of internal and external academic evaluations to implement improvements based on evaluator recommendations. In addition, in 2006 we established the Center for Teaching, Learning, and Assessment to coordinate the collective efforts of staff and faculty to strengthen teaching and learning across all programs through the use of a comprehensive learning outcomes assessment system.

Proprietary Information Systems and Processes — We have invested significant capital in developing proprietary systems and processes, centered around our PAD system, which is a customized student information and services system. Through the PAD system, students may access our services online 24/7, such as admissions, orientation, course registrations, tuition payments, book requests, grades, transcripts and degree progress, and various other inquiries. The PAD system monitors and reports on student activity and is designed to identify opportunities to engage students at appropriate times through e-mail, phone or other means. We also have created management tools based on the data from the PAD system that allows us to continuously improve our academic quality, student support services and marketing efficiency. The PAD system includes sites specifically dedicated to Transfer Credit Evaluations, graduation preparation, and online services for alumni, including a Career Center. When students need advice on their academic programs, experienced Student Academic Advisors, aligned with specific academic programs, are available to review degree paths, check progress, and, if necessary, connect students with faculty, other students, or alumni in their program. We believe our proprietary systems and processes will support a much larger institution and provide us important competitive and cost advantages.

Highly Scalable and Profitable Business Model — We believe our exclusively online education model, our proprietary management information systems, our relatively low student acquisition costs, and our variable faculty cost model have enabled us to expand our operating margins. As an exclusively online institution, we do not have certain of the expenses associated with traditional brick and mortar campuses, such as dormitories, library buildings, food service operations, and student life and recreation facilities. Through our online campus, access to our programs and services is available 24/7. Our proprietary information systems and technologies also allow us to manage a large number of course starts every month, and we believe will provide us with the ability to handle increased growth in net course registrations without a commensurate increase in our general and administrative expenses. Our operating margins grew to 19.0% for the first quarter of 2007 from 12.5% for the corresponding period in 2006, on revenue that increased to $14.1 million from $8.2 million. More than half of new students who responded to our surveys in 2007 tell us that they come through referral by current students, faculty members, professional colleagues or alumni. This percentage serves to keep student acquisition costs low, with the 2006 acquisition cost for a new student less than $500. We pay our adjunct faculty on a per-student basis, a variable cost factor that is efficient and enables us to offer low enrollment courses that are still profitable. For high enrollment courses, we generally have the ability to assign adjunct faculty to new sections to meet student demand for these courses. The high volume introductory and general education courses are offered in multiple sections and historically we have not experienced difficulty in recruiting faculty to meet demand for these courses.

Experienced and Accomplished Management Team — Our management team represents a diverse blend of higher education, military, public service and business professionals. Our CEO, Wallace E. Boston, Jr., was previously a senior executive officer of several publicly-traded companies. Our Provost, Dr. Frank B. McCluskey, led successful distance learning programs at Mercy College in New York and has more than 18 years of higher education distance learning experience. Our CFO, Harry T. Wilkins, served previously as the chief financial officer for Strayer Education, Inc. from 1992 until 2001, leading Strayer through its IPO in 1996. Four members of our senior management are retired military officers who served in the U.S. Army or Air Force for a combined period of over 100 years.

Growth Strategies

We believe our growth in student enrollment and revenue has consistently been driven by high student satisfaction and referral rates and increasing acceptance of distance learning within our targeted markets. Between 2002 and 2005, we grew our revenue at a CAGR of 38% from $10.7 million to $28.2 million. We believe achieving regional accreditation in May 2006 and gaining access to Title IV programs in November 2006 have been additional factors driving our recent acceleration in growth. Our revenues increased by 72% from $8.2 million in the first three months of 2006 to $14.1 million in the first three months of 2007. We plan to grow our business by employing the following primary strategies:

Expand in Our Core Military Market — We have focused on the needs of the military community since our founding and this community has been responsible for the vast majority of our growth to date. The combination of our online model, focused curriculum and outreach to the military has enabled us to gain share from more established schools that have served this market for longer periods, many of which are traditional brick and mortar schools. In 2006, we increased our revenues from military tuition assistance programs by 41% over the prior year. We believe our recent accelerated growth rate in this market is primarily attributable to receiving regional accreditation in May 2006 in combination with strong personal referrals. We believe that military personnel are counseled that this credential is an important consideration when selecting a postsecondary institution. We believe there are further opportunities to leverage regional accreditation in this market such as joining degree networks previously closed to us like the Servicemember Opportunity Colleges, or SOC, a DoD program that promotes its member institutions to military professionals. We will continue to seek opportunities to design programs that leverage the military’s internal education initiatives such as our Iraq regional studies courses implemented at the start of the military’s deployment to Iraq and our articulation agreement with the U.S. Army Intelligence Center and School at Ft. Huachuca. Our field staff holds regular office hours and interacts with current and prospective students in key installation education counseling centers to bring a human face to our online university system and we will continue to focus our efforts on this market.

Capitalize on Title IV Availability to Penetrate the Public Service and Civilian Markets — We believe our curriculum is particularly relevant to federal, state and local law enforcement and other first responders. Historically this market was limited to us because, outside the federal government, only a few agencies or departments have the tuition reimbursement plans critical to fund continuing adult education. Now that our students can obtain low cost student loans or grants through Title IV programs, we have begun to increase our focus on these markets. Additionally, we believe military spouses, many of whom already know us by reputation, can be reached through our marketing efforts to the military market and many have interest in our liberal arts and other curriculum. Unlike the DoD tuition assistance programs, which cap funds available to students each year and do not have minimum courseload requirements, Title IV programs have much higher caps and do have minimum courseload requirements. We anticipate that this, combined with anticipated higher retention of our Title IV students, will allow us to spend more heavily to acquire students in this market and still achieve our financial targets.

Focus on Improving Student Retention — Through June 30, 2007, over 80% of the students who have completed three classes with us remain as active students (i.e., those students who have taken at least one course in the last 12 months) or have graduated from our university system. However, because our academics are rigorous, and because we are an open enrollment university system, accepting all applicants with a high school diploma or equivalent, many of our new students have difficulty continuing with our academic programs after only one or two courses. As a result, we expend considerable effort developing and continuously improving programs and support mechanisms to help new students adjust to the rigors of attending an online university while still working. These efforts include strengthening orientation programs, improving the design of our introductory courses, building bonds with student advisors and adding learning resources. For example, our introductory undergraduate course, Foundations in Online Learning, exposes new students to the full array of resources available to them in the online Library (tutoring, plagiarism protection, study guides, etc.), linking them with their student advisor, and introducing them to online student forums and student services. We have also established a Graduate Student Resource Center to better prepare incoming graduate students for their studies. Over 25% of our alumni who earned a bachelor’s degree with us have returned to pursue graduate studies. As we add additional advanced degrees, we hope to encourage more of our alumni to return for additional courses.

Add New Degree Programs — We plan to continue to expand our degree offerings to meet our students’ needs. In February 2007, we submitted seven new degree programs in Education and Information Technology to The Higher Learning Commission for approval. The Commission conducted a focused site visit in early May and formal approval for the proposed programs is expected in 2007. The Education programs will also require approval by the West Virginia Board of Education for students seeking state certification, a process expected to be concluded in 2008. In addition, we are working to transform our Associate of Arts in General Studies program and our 20 concentrations into several associate degree programs that will better serve student needs and eventually make those programs eligible for Title IV programs. A faculty and administration task force is also exploring the development of select programs at the doctoral level to meet student and industry needs in specialized disciplines.

Approach to Academic Quality

Recognizing that a quality, relevant education leads to student recruitment, satisfaction, retention and referrals, we focus on continually improving academic quality through a variety of activities:

Academic Oversight — Our academic programs are overseen by our Board of Trustees, which counts as members a former college president, four active accreditation peer evaluators, a former Commandant of the Marine Corps, and a former Department of the Army Inspector General. The Provost, Academic Deans, and Vice President of Academic Services manage the academic quality assurance efforts of our university system. They administer academic operations through four Schools, each led by a Dean. Within the schools are several Academic Departments, each directed by a Chair. Our Curriculum Committee evaluates existing and proposed programs and courses, and acts on or makes recommendations for curricular changes. The Provost is the Chief Academic Officer and reports to the President. The President is responsible for overall academic quality and reports on academic matters to the Board of Trustees of our university system through its Academic and Student Affairs Committee. The Committee meets in advance of each Board of Trustees meeting and in special sessions to review and approve major academic initiatives.

Curriculum Review and Design — Our academic leadership and Academic Services personnel, together with our faculty, conducts comprehensive quality and relevance reviews of each academic program at least once every three years. The formal evaluation engages faculty, academic leadership, Industry Advisory Councils (which are mainly people with relevant industry experience that are not otherwise associated with our universities), and external subject matter experts. They evaluate program and course objectives, course design, evaluation tools, textbooks, and assessment data to strengthen the program. Our academic leadership evaluates our courses after each offering, including through the use of measures and data obtained through our proprietary information systems and processes, and our Program Managers continually seek ways to strengthen the curriculum in consultation with teaching faculty, Department Chairs and IACs. Faculty, department chairs and IACs also routinely recommend courses and programs for development, which we believe helps contribute to the relevancy of our curriculum and the interest of faculty in teaching for us.

Faculty Development — Our ongoing faculty development program prepares and supports faculty in their pursuit of teaching excellence. New faculty are required to complete a four-week orientation and training program that leads to their certification, appointment to the faculty and initial course assignment. During the first course that they teach, the new faculty work with a peer faculty mentor and the manager of their program to ensure course standards are met. To assist faculty development throughout their career with us, a number of services and resources have been established for their use:

•	An online orientation that focuses on attaining initial proficiency with our online classroom platform.

•	An expanded library system, which, in addition to research resources for faculty and students, has dedicated librarians for each of our four schools.

•	A Center for Teaching, Learning and Assessment that provides assessment feedback and development support to faculty, and utilizes our infrastructure to measure effectively and monitor faculty teaching to support our efforts to ensure accountability of faculty members for learning outcomes.

•	Regularly scheduled conference calls for all full-time faculty members and an annual in-person meeting during graduation week in May.

•	Online faculty forums, or discussion boards where faculty can collaborate and share teaching strategies and techniques.

•	Faculty grants to research and publish on distance learning innovations and developments.

Course Design — We design our courses to achieve competency-based outcomes through relevant course content, interactive exercises and effective assessment. Faculty and academic services staff members regularly evaluate emerging technologies in an effort to identify opportunities to update and upgrade classroom activities and instructional strategies. Faculty and instructional designers evaluate those features that may apply to courses or programs for potential implementation in the classrooms. Selected features are incorporated into the curriculum after testing and piloting.

Course Delivery — We offer our curriculum exclusively through the online delivery of course content. From application for admission to receipt of grades, our infrastructure is designed to allow our students to interact with us exclusively online, on their schedule. Faculty members upload course materials and lectures to their assigned online classroom and students are required to enter the online classroom regularly to review these materials. Students can access the material on their schedules, and the faculty and students need not be online at the same time. The online classroom has discussion boards for class assignments with required interactivity between students and faculty. Students and faculty members can post and share materials and address questions with the entire class or privately in one-on-one sessions. We believe that this asynchronous delivery of instruction is particularly attractive to many members of the military and public service market sectors on which we focus because of their unpredictable and demanding deployment and work schedules, as well as the wide geographic distribution of our students and faculty.

Student Learning Services — We seek to provide students and faculty with the tools and services that will enhance their capacity to learn and teach. Just as our PAD system is always available to students, our online Library is part of the same strategy to offer useful learning services to our students 24/7. In addition to comprehensive online services, students have access to Academic Advisors, Student Service Specialists, faculty, and academic administrators to support their learning success. Through the online student and faculty forums, students may engage with other students and faculty on a wide variety of topics.

Accreditation

We maintain institutional accreditation with accrediting bodies recognized by the U.S. Department of Education. The Higher Learning Commission of the North Central Association of Schools and Colleges initially granted us Candidacy status in February 2004. We received regional accreditation from The Higher Learning Commission in May 2006. The Commission stipulated a February 2009 Progress Report on undergraduate program reviews and assessment and has scheduled the next reaccreditation site visit during the 2010-2011 academic year.

We received national accreditation with the Accrediting Commission of the Distance Education and Training Council in 1995. DETC’s process provides for a reevaluation and affirmation of our accreditation every five years. We are slated for a reaccreditation review in late 2009.

Curriculum and Scheduling

We offer approximately 100 degree and certificate programs. These programs contain more than 1,200 courses, designated as core, major or elective courses. Within our 50 degree programs are approximately 140 potential concentrations, majors, minors, and certificates, enabling students to customize their degree programs to meet their needs. We offer terms beginning on the first Monday of each month, with approximately 600 classes in over 350 unique courses starting each month in either eight-or sixteen-week formats. Semesters and academic years are established to manage requirements for participation in Title IV programs and to assist students who are utilizing Title IV programs in meeting eligibility requirements.

Programs	Number

Master of Arts	14
Master of Business Administration	1
Master of Public Health	1
Master of Science	3
Master of Strategic Intelligence	1
Bachelor of Arts	22
Bachelor of Business Administration	1
Bachelor of Science	6
Associate of Arts in General Studies	1
Certificates
Graduate	25
Undergraduate	23

TOTAL	98

At the graduate level, we offer degree programs in the following disciplines:

•	Master of Arts in:

• Criminal Justice • Emergency Management and Disaster Management • History • Homeland Security • Humanities • International Relations and Conflict Resolution Management • Management	• Military History • Military Studies • National Security Studies • Political Science • Public Administration • Security Management • Transportation Management and Logistics

•	Master of Business Administration

•	Master of Public Health

•	Master of Sciences in:

•	Environmental Policy and Management

•	Space Studies

•	Sports Management

•	Master of Strategic Intelligence

At the undergraduate level, we offer degree programs in the following disciplines:

•	Bachelor of Arts in:

•   Child and Family Development

•   Criminal Justice

•   Emergency and Disaster Management

•   English

•   History

•   Homeland Security

•   Hospitality Management

•   Intelligence Studies

•   International Relations

•   Legal Studies

• Management	• Marketing

•   Middle Eastern Studies

•   Military History

•   Military Management and Program
     Acquisition

•   Philosophy

•   Political Science

•   Psychology

•   Religion

•   Security Management

•   Sociology

• Transportation and Logistics Management

•	Bachelor of Business Administration

•	Bachelor of Sciences in:

• Environmental Studies • Fire Science Management • Information Technology Management • Public Health	• Space Studies • Sports and Health Sciences

•	Associate of Arts in General Studies

Our certificate programs consist of 15-18 semester hours of required courses focusing on a particular component of the broader degree program. Students may earn discrete certificates or in combination with work toward a degree program.

Lead Generation and Student Recruitment

We direct our marketing efforts primarily toward building brand awareness and lead generation among professionals serving in the military and public service communities. We mainly focus on a relationship-based strategy by striving to build long term and sustainable relationships with influential people and organizations within these groups. We believe that persons working in these fields tend to be tightly knit, which we believe greatly facilitates personal testimonials from active and former to prospective students. We also use highly targeted advertising. We believe this approach enables us to achieve student acquisition costs that are substantially less than the industry average.

Brand Awareness — A focus on building relationships with strategic organizations enables us to understand our markets’ needs; to build trust among fraternal professional groups; and to continue to improve our services more effectively than institutions serving a broader range of students. Our focus has resulted in referrals being our largest source of new students.

To support these outreach efforts, we employ program managers who are responsible for managing relationships with targeted market segments. Currently, we have managers focused on: national security/intelligence; law enforcement/security; emergency response; transportation & logistics; corporations; and the military services. The military services outreach team is the most extensive, and its activities extend from a senior staff member working with the leadership of the military voluntary education community to a field staff of education coordinators who regularly visit base Education Service Offices to network with base education counselors, as well as with current and prospective students. Because Education Service Offices serve as the central repository on military bases for education related resources, and most service members must have their educational plans acknowledged in writing by a base education counselor in order to be eligible for tuition assistance, developing good relationships with these counselors is an important part of our strategy to continue to build awareness. Base education counselors are influential in making recommendations to service members on suitable institutions based on desired program, cost, and reputation of the institution.

Our program managers and education coordinators also build relationships within appropriate professional organizations, attend conferences and trade shows, and help identify and manage academic articulation agreements with professional training academies and community colleges with related degree programs. For instance, we have articulation agreements or memoranda of understanding with the FBI National Academy Associates, Cochise Community College (Intelligence Programs), and the 17th Training Group — Goodfellow Air Force Base to provide academic credit for the training that they offer. We believe that potential students view these and other agreements as an implicit endorsement of our programs, and they also allow us to focus marketing efforts to key segments.

Lead Generation — Historically, we believe that our most effective recruiting tool for new students has been referrals from other students. Over 50% of our new students in 2007 who responded to our surveys tell us they inquired about enrolling in either AMU or APU as the result of a personal referral. We believe that these personal referrals are partly a result of high levels of student satisfaction among our students, and we continue to focus on efforts to measure and monitor our students’ satisfaction, including through the use of our proprietary systems and processes.

In order to attract additional students we use an integrated marketing approach with a variety of communication vehicles, including public relations, publications, Internet marketing, outdoor advertising, radio, conferences and direct mail. Given the nature of our prospective students, we are able to reach them through lower cost, highly targeted channels. Print advertising and the Internet are major lead sources. We focus our print advertising in trade magazines and publications, such as Military Times, military base newspapers, Foreign Affairs magazine, Journal of Emergency Management, Counterterrorism magazine, and Police Chief magazine, among others. These publications directly address our target markets, and they cost significantly less than mass-market publications.

The Internet is another well-targeted, effective and relatively low cost channel to reach our target students. In addition to pay-per-click keyword advertising and the use of lead aggregators to identify interested students, a focus on search engine optimization efforts provides institutional visibility on the Web. We seek to continue to enhance web design and content, to link with partner and affiliate sites, and to benefit from consumer generated content, such as “blogs,” in order to expand our “shelf space” on the Web.

Admissions

Our universities welcome qualified individuals to apply for admission at any time through an online application process. We are an open enrollment institution, and qualifications for our undergraduate program are a high school diploma or General Education Development certificate. Graduate applicants must hold a baccalaureate degree from an accredited U.S. institution or an equivalent foreign institution. In 2006, more than 47,000 prospective students inquired about admission through our website or by mail, e-mail, or phone and more than 10,000 have started at least one course. In the first three months of 2007, more than 15,000 inquiries have been received and more than 3,700 students have started at least one course.

Prospective students apply directly online. Upon completing the online application and orientation, students are issued a student ID number and password and provided information for submitting the necessary documentation to finalize their admission and apply for evaluation of credits that they would like to transfer. Students are also informed how to register for their initial course(s), arrange for tuition payment and navigate the online student environment. Prospective students who have questions during the admissions process may obtain assistance through our online resources and can contact the Admissions Department through our online resources or by telephone.

Admissions representatives respond to inquiries and guide interested students through the decision making and application process. Our focus on relationship marketing continues through the admissions process. Our philosophy is to counsel prospects, seeking to understand their individual interests and needs and determine whether an online format and our degree programs fit with their abilities and goals. Admissions representatives are salaried and not directly or indirectly compensated based on number of new students or conversion rates. We believe this helps build trust with prospects. Given the high volume of inquiries, our admissions officials are increasingly analyzing the factors that identify which prospects are more likely to enroll and more likely to succeed longer term, so that resources may be applied to the higher value, more interested prospects and allow for automated follow-up, as appropriate, to less interested inquiries.

Tuition, Books and Fees

We believe that our ability to provide affordable programs is one of our competitive strengths. We have maintained our tuition costs in line with public, in-state rates and within the DoD tuition ceilings. Undergraduate tuition is $250 per semester credit hour, or $750 per three-credit course. This is aligned with the DoD’s maximum tuition assistance levels per course, which enables most of our military students to take courses with no out-of-pocket costs. We anticipate no tuition increase for undergraduate students for the foreseeable future. If we were to implement a tuition increase or if the DoD were to lower the amount of tuition assistance per student, military students eligible for the U.S. Department of Veterans Affairs’ GI Bill may apply that entitlement to cover the difference through the Top-Up program. A full 120-semester hour undergraduate degree may be earned for $30,000. Eligible undergraduate students receive their textbooks through our book grant program, which represents a potential average student savings over the course of a degree of approximately $3,600 when compared to a 2005 estimate by the General Accounting Office of average text book costs for a first-time, full-time student at four-year public universities for the 2003-2004 academic year. Most students transfer in significant prior credit earned, which also reduces the cost and time of earning their degree.

Other than a modest increase in 2007 for graduate tuition, we have not raised tuition since 2000. Graduate tuition is $275 per semester hour, or $825 per three-semester credit hour course. For military students, the service branch pays $750 of the tuition costs per course, and students have the option of paying the remainder out of pocket or applying their GI Bill entitlement to cover the cost above $750. At these tuition rates, students may earn a graduate degree for less than $10,000 in tuition costs. Many students transfer credit from other institutions or military service schools, reducing their cost and time for earning a degree.

Despite being an open enrollment institution, we do not charge an admission fee, nor do we charge fees for services such as registration, technology, course drops, and similar events that trigger fees at most institutions. In addition, as a total distance learning institution, there are no resident fees, such as for parking, food service, student union and recreation. While we do charge a $75 fee for transfer credit evaluation, unlike transfer credit fees at many institutions, the fee is a one-time fee that does not increase as more credits are transferred.

In addition to military and veterans benefits, we offer a variety of federal and non-federal aid programs to assist students with their education costs. The federal student aid programs under Title IV constituted 7.6% of our revenues for the first three months of 2007, and we expect that the ability to participate in these programs is important to our growth. The following aid sources are available from military, federal, state, agency and local organizations to help students meet their education goals:

Military and Veterans Student Aid

•	Training Funds

•	Tuition Assistance

•	Veterans Administration Benefits (G.I. Bill)

Other Federal Student Aid, Including Title IV Programs

•	Federal Pell Grant

•	Federal Subsidized Stafford Loan

•	Federal Unsubsidized Stafford Loan

•	Federal PLUS Loan

•	Federal Graduate PLUS Loan

•	Academic Competitiveness Grant

•	National Science, Mathematics and Access to Retain Talent (SMART) Grant

Non-Federal Student Aid

•	Employer Voucher

•	Private Loans

•	National Sheriff’s Association Scholarship

•	Undergraduate Book Grant

Enrollment and Student Body

Our student body consists of approximately 25,000 part-time adult students, and most of them hold full-time employment. Active students are defined as those who have completed a course in the past twelve months, or are currently enrolled or registered for an upcoming course. We disenroll students who fail to register for and complete at least one course in a calendar year, although they may later reapply for admission and active status. Students on extended military deployments may apply for a Program Hold, which keeps them active until they return and are able to resume their studies.

Of the active students, 29% are enrolled in graduate programs and the remainder are in undergraduate programs. Approximately 93% of students are enrolled in American Military University, the rest in American Public University. Approximately 75% of students are male, and the average student’s age is 32. State representation aligns with major military installations, with a large proportion of students being located in the greater DC region, and in the states of North Carolina, California, Texas, Georgia, Florida and New York. We have students living in all 50 states and in more than 135 foreign countries, many serving in the United States military overseas, including in Iraq and Afghanistan.

Enrollment by schools is depicted below:

In the first three months of 2007, we recruited more than 3,700 new students who registered for and started their first course. During that period, new students accounted for approximately 27% of course registrations. In that same period, more than 300 students met graduation requirements. In addition, we disenrolled approximately 1,100 students for failure to maintain progress, which represents less than 5% of our total enrollments.

Faculty

Our faculty consists of over 400 members with relevant teaching and practitioner experience. As of June 30, 2007, approximately 100 faculty members are designated as full-time, and more than 300 members are serving as adjunct faculty. With few exceptions, the graduate faculty hold a doctorate in the relevant field, while virtually all undergraduate faculty have earned a graduate degree. Exceptions are granted for a limited number of faculty who may not meet the degree standards, but evidence significant experience and achievement in the subject area they teach. Approximately 42% of full-time and adjunct faculty have earned doctoral degrees.

We establish full-time and adjunct positions based on program and course enrollment. Many full-time faculty began their career with us as adjunct members. As enrollment increases, we expect to establish additional full-time positions, as well as additional adjunct positions. We manage faculty workload by number of students rather than by courses, with full-time members teaching from 120 to 600 students in the 2006 calendar year. We compensate adjunct faculty based on the number of students taking their courses.

We attract faculty through referrals by current faculty members, advertisements in education and trade association journals, and prospective members discovering us through our Internet presence. Program Managers and Department Chairs review applications and conduct interviews. We check references prior to offering positions to new faculty and, upon selection, we require each new faculty member to complete an orientation and training program that leads to their certification and assignment. Many of our faculty members have relevant experience at leading universities and within military and governmental institutions. We believe that the composition of our student body and course curriculum is particularly attractive to potential faculty members because of the opportunity to teach relevant material to students that are involved on a daily basis in implementing what is being taught. In turn, we believe that our well-regarded faculty, including many former and current practitioners in their fields, attracts new students with interest in these fields. We currently have over 1,000 resumes of qualified faculty members who are interested in teaching for us.

We believe that the quality of our faculty is critical to our success, particularly because faculty members have the largest amount of interaction with our students. We do not provide our faculty with tenure. In addition, we regularly review the performance of our faculty, including monitoring the amount of online contact that faculty have with students, reviewing student feedback and evaluating the learning outcomes achieved by students. If we determine that a faculty member is not performing at the level that we require, we work with the faculty member to improve performance, including through assigning the faculty member a mentor. If the faculty member’s performance does not improve, we will no longer allow that faculty member to teach.

Partnership At a Distance

We have established proprietary information systems and processes to support what we refer to as Partnership At a Distance, or PAD. PAD is our approach to how we interact with our students, and at its center is the PAD system. The PAD system allows prospective and current students to interact with us exclusively online, on their schedule. Through PAD we try to create learning partnerships with our students and faculty that remove time and distance barriers. The PAD system serves as the backbone for all online student interaction, other than the classroom, which is provided through a separate program that is integrated with the PAD system. We believe that the PAD system empowers students to control the path to achieving their educational goals by providing them with 24/7 access to resources without requiring intervention from staff. The PAD system also serves as a business workflow process designed to enable faculty and staff to make decisions for continuous process improvement based primarily on objective information and feedback from students. Through the PAD system we are also able to manage on an automated and cost-effective basis the complex administrative tasks resulting from offering monthly semester starts for over 600 classes in over 350 unique courses to our approximately 25,000 students taught by over 400 faculty members.

Academic Services — The PAD system provides students and prospects with a variety of services designed to support their academic experience. These services include basic information about our university system, enrollment management, new student orientation, technical support, academic advising, financial aid counseling/assistance and initial math and writing assessments during their first undergraduate level course. It also supports and provides, where feasible, educational accommodations to students with documented disabilities.

Online Library Services — We provide an online library with professional library staff members that we believe is an industry leader. Open 24/7, the library provides students with access to thousands of scholarly e-books and journals. It also houses an online writing laboratory and individualized tutorial facilities. Librarians and course materials specialists are assigned to work with faculty in each department.

Administrative Services — The PAD system provides a comprehensive set of administrative services to our students via the Internet. Prospective students inquire, apply and go through orientation totally online. Admitted students register for courses, enter into their virtual classrooms, drop and/or add courses, and withdraw from a class via the PAD system. Students use the PAD system to pay for courses, request extensions and submit appeals. As a result of our use of the PAD System, the primary method of communications with students on administrative matters is via e-mail with telephone being the secondary method. The PAD business process was specifically designed to grant this online accessibility to the student, thus providing the convenience and self-service capabilities that students value. We are consistently working on expanding and upgrading the PAD system to meet the changing needs of our students and faculty, as well as accommodate external requirements such as automated tuition systems of the military services.

The partnership concept on which the PAD system is based is also evident in the other services that we provide to our constituents, including our alumni and career services.

Alumni Services — Our Office of Alumni Relations seeks to develop lifelong partnerships with the growing group of more than 3,700 alumni, which includes degree and certificate holders. The Office of Alumni Relations office offers programs and services that endeavor to build community, enhance alumni professional and educational advancement, and promote collaboration among our alumni, faculty and students. We communicate with alumni through our Alumni Relations Website, newsletters, and lifetime e-mail services. We are currently expanding services to include alumni networking forums in online lounges. Alumni may access the library and explore job opportunities and services through the new Career Center. Our Alumni Services include offering alumni merchant discounts as well as merchandise in the campus store. Alumni are engaged in helping recruit and mentor students on a volunteer basis.

Career Services — Over the past year, we have expanded career services to alumni and students. Our Career Center includes targeted job assistance and placement links that are aimed primarily at assisting service members make the transition from the military to civilian life, as well as helping civilian students seek careers in our core academic disciplines. In 2007, we established new Career Center offerings, including a partnership with the Vault Career Library to provide its services through the Career Center and Library, and an agreement with Peterson’s to offer personalized resume services. We also maintain a job networking board within the online student lounge and expect to expand that service to alumni later in the year. Also, upon request through the Alumni Relations Office, we try to connect current and prospective students to alumni working in their areas of interest for mentoring and networking opportunities.

Other Technology Systems and Management

We believe that we have established a functional, secure and reliable technology system to help us fulfill our mission. To support this system and our growth, we plan to continue to invest in technology systems and enhancements.

Online Course Delivery — Our online classroom employs the Educatortm learning management system from Ucompass.com, Inc. Educator is a web-based portal that securely stores and delivers course content, provides interactive communication between students and faculty, and supplies online evaluation tools. The system includes centralized administration features that support the implementation of policies for content form and in-classroom tools.

Prior to entering their classrooms, students register online using our proprietary PAD system. After students complete their online registration, they are automatically authorized to enter the registered courses on the date the course is open for attendance. Required textbooks for eligible undergraduate students are provided through the book grant program, which covers the cost of course materials for students seeking academic credit, and are directly shipped to registering students. To enter the online classrooms, students log into the public web page with a unique student ID and password. Upon login, students are delivered into Educator, where with a few clicks they begin their online learning experience.

IT Infrastructure — We operate two data centers, one at our headquarters in Charles Town, West Virginia, and one at a co-location facility in Virginia. Our technology environment is managed internally. Our wide area network uses modern, multi-protocol label switching technology for maximum availability and flexibility. Student access is provided through redundant data carriers in both data centers and is load balanced for maximum performance. Real-time monitoring provides current status on system health across server, network and storage components.

Financial management and control systems are provided by the Microsoft Dynamics/GPtm system, formerly Great Plains. Microsoft Dynamics/GP is integrated with the PAD system using Microsoft’s Queuing

Services and e-Connect, the industry standard for systems integration with Microsoft Dynamics/GP. Information and management reports are provided by Cognostm Inc. and Crystal Reportstm from Business Objects. Most reporting is performed using a copy of the enterprise database that is refreshed daily.

Competition

There are more than 4,000 U.S. colleges and universities serving traditional college age students and adult students. Competition is highly fragmented and varies by geography, program offerings, delivery method, ownership, quality level, and selectivity of admissions. No one institution has a significant share of the total postsecondary market.

We compete with not-for-profit public and private two-year and four-year colleges as well as other for-profit schools, particularly those that offer online learning programs. Public and private colleges and universities, as well as other for-profit schools, offer programs similar to those we offer. Public institutions receive substantial government subsidies, and public and private institutions have access to government and foundation grants, tax-deductible contributions and other financial resources generally not available to for-profit schools. Accordingly, public and private institutions may have instructional and support resources that are superior to those in the for-profit sector. In addition, some of our competitors, including both traditional colleges and universities and other for-profit schools, have substantially greater name recognition and financial and other resources than we have, which may enable them to compete more effectively for potential students. We also expect to face increased competition as a result of new entrants to the online education market, including established colleges and universities that had not previously offered online education programs.

The primary competitive factors for institutions targeting working adult students include: specific degree program offerings; affordability, including tuition and fees and rates of increase; convenience and flexibility, including availability of online courses; reputation and academic quality; and marketing effectiveness.

Within our primary military market, there are more than 1,850 institutions that serve military students and receive tuition assistance funds; however, fewer than 100 institutions receive nearly 80% of the military’s tuition assistance dollars. Our primary competitors for military students are other institutions offering online bachelor’s and master’s degrees and traditional colleges and universities located near military installations. Across all branches of military service, the primary institutions receiving funds, other than us, are the University of Maryland University College (UMUC), the University of Phoenix, Park University, Touro International University and varied institutions by branch, such as Central Texas College within the Army and Embry Riddle Aeronautical University for the Air Force.

Intellectual Property

We exercise rights associated with copyrights, trademarks, service marks, domain names, agreements and registrations to protect our intellectual property. Course syllabi are our property, may be used in current and future courses as needed to facilitate instruction, and may be modified to meet evolving course or curriculum requirements. Intellectual property of individual faculty members, such as weekly notes or lectures, remains the property of the faculty member, and is reserved specifically for use only by the faculty member who owns it, unless he/she grants permission for use by others.

We have secured a trademark for the phrase “Educating Those Who Serve,” which is used in promotional materials and messaging, as well as the brand names American Military University, American Public University and American Community College, and we have applied for a trademark for the term Partnership At a Distance. We also own rights to more than 135 Internet domain names pertaining to APUS, AMU, APU and other unique descriptors. Our proprietary student information and service system, the PAD system, is pending patent with the Patent and Trademark Office.

Employees

In addition to our faculty of approximately 400 members, as of June 30, 2007, we had a professional staff of approximately 260 non-faculty members administering our academic, technology, service and business operations. Most of our employees work in either our headquarters in Charles Town, West Virginia, or in our administrative offices in Manassas, Virginia.

All full-time employees participate in an incentive compensation program, which enables staff and full-time faculty to earn quarterly bonuses based on student retention and satisfaction factors, and an annual bonus based on financial performance.

None of our employees are parties to any collective bargaining arrangement. We believe our relationships with our employees are good.

Facilities

We operate facilities in Charles Town, West Virginia and in Manassas, Virginia, which are within a one hour drive of each other and are located within the Washington, DC metropolitan area. The corporate headquarters, academic, technology, finance, admissions, and advancement offices are located in Charles Town, occupying seven downtown facilities totaling approximately 35,700 square feet. The human resources, student services, and programs and marketing operations are located in Manassas in facilities totaling approximately 24,000 square feet. All facilities are leased with the exception of the Academic Center and Corporate/Finance Offices in Charles Town, which are historical buildings that were purchased and renovated. Lease terms vary by facility, with termination dates ranging from 2008 to 2014. Each lease has extension provisions ranging from 5 to 7 years. We are currently assessing our space needs and evaluating opportunities for continued physical growth.

Legal Proceedings

From time to time, we have been and may be involved in various legal proceedings. We currently have no material legal proceedings pending.

REGULATION OF OUR BUSINESS

We are subject to extensive regulation by (1) state regulatory bodies, (2) accrediting agencies recognized by the U.S. Secretary of Education and (3) the federal government through the U.S. Department of Education and under the Higher Education Act of 1965, as amended, or the Higher Education Act. The regulations, standards and policies of these agencies cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations and financial condition.

As an institution of higher education that grants degrees, diplomas and certificates, we are required to be authorized by appropriate state education authorities. In addition, in certain states as a condition of continued authorization to grant degrees and in order to participate in various federal programs, including tuition assistance programs of the United States Armed Forces, a school must be accredited by an accrediting agency recognized by the Secretary of Education. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions, based on the standards of the accrediting agency and the stated aims and purposes of the institution. The Higher Education Act requires accrediting agencies recognized by the Secretary of Education to review and monitor many aspects of an institution’s operations and to take appropriate action when the institution fails to comply with the accrediting agency’s standards.

Our operations are also subject to regulation due to our participation in federal student financial aid programs under Title IV of the Higher Education Act, which we refer to in this prospectus as Title IV programs. Title IV programs, which are administered by the Department of Education, include educational loans with below-market interest rates that are guaranteed by the federal government in the event of default. Title IV programs also include several grant programs for students with the greatest economic need as determined in accordance with Department of Education regulations. To participate in Title IV programs, a school must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting agency recognized by the Secretary of Education, and be certified as an eligible institution by the Department of Education.

State Education Licensure

We are authorized to offer our programs by the West Virginia Higher Education Policy Commission, the regulatory agency governing postsecondary education in the State of West Virginia, where we are headquartered.

We are also authorized to operate as an out-of-state institution by the State Council of Higher Education for Virginia. We are authorized in Virginia because we have administrative offices there, which requires state authorization under Virginia laws. We are currently reviewing the licensure requirements of other states to determine whether our activities in these states constitute a presence or otherwise require licensure or authorization by the respective state educational agencies, and we expect to seek licensure or authorization in additional states. Because we enroll students from each of the 50 states, as well as the District of Columbia, and because we may undertake activities in other states that constitute a presence or otherwise subject us to the jurisdiction of the respective state educational agency, we may, from time to time, need to seek licensure or authorization in additional states.

The increasing popularity and use of the Internet and other online services for the delivery of education has led and may lead to the adoption of new laws and regulatory practices in the United States or foreign countries and to new interpretations of existing laws and regulations. These new laws, regulations and interpretations may relate to issues such as the requirement that online education institutions be licensed in one or more jurisdictions where they have no physical location or other presence. For instance, in some states we may be required to seek licensure or authorization because our recruiters meet with prospective students in the state. In other cases, the state educational agency may require licensure or authorization because we enroll students or employ faculty who reside in the state. New laws, regulations or interpretations related to doing business over the Internet could increase our cost of doing business and affect our ability to recruit students in particular states, which could, in turn, negatively affect enrollments and revenues and have a material adverse effect on our business.

We are subject to extensive regulations by the states in which we are authorized or licensed to operate. State laws typically establish standards for instruction, qualifications of faculty, administrative procedures, marketing, recruiting, financial operations and other operational matters. State laws and regulations may limit our ability to offer educational programs and to award degrees. Some states may also prescribe financial regulations that are different from those of the Department of Education, and may require the posting of surety bonds. If we fail to comply with state licensing requirements, we may lose our state licensure or authorizations. Although we believe that the only state authorization or licensure necessary for us to participate in Title IV programs is our authorization from the West Virginia Higher Education Policy Commission, failure to comply with authorization or licensure requirements in other states could restrict our ability to recruit or enroll students in those states. Failure to comply with the requirements of the West Virginia Higher Education Policy Commission could result in our losing authorization from the West Virginia Higher Education Policy Commission, eligibility to participate in Title IV programs, or ability to offer certain programs, any of which may force us to cease operations.

Accreditation

We received institutional accreditation in 2006 from The Higher Learning Commission of the North Central Association of Colleges and Schools, a regional accrediting agency recognized by the Secretary of Education. Our next comprehensive evaluation will be in 2010 – 2011, as part of a regularly scheduled evaluation process. Accreditation is a non-governmental system for recognizing educational institutions and their programs for student performance, governance, integrity, educational quality, faculty, physical resources, administrative capability and resources, and financial stability. In the United States, this recognition comes primarily through private voluntary associations that accredit institutions or programs of higher education. To be recognized by the Secretary of Education, accrediting agencies must adopt specific standards and procedures for their review of educational institutions or programs. Accrediting agencies establish criteria for accreditation, conduct peer-review evaluations of institutions and professional programs, and publicly designate those institutions that meet their criteria. Accredited schools are subject to periodic review by accrediting agencies to determine whether such schools maintain the performance, integrity, and quality required for accreditation.

The Higher Learning Commission is the same accrediting agency that accredits such universities as The University of Chicago, Northwestern University, West Virginia University, and other degree-granting public and private colleges and universities in its region (including, Arkansas, Arizona, Colorado, Iowa, Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri, North Dakota, Nebraska, Ohio, Oklahoma, New Mexico, South Dakota, West Virginia, Wisconsin and Wyoming).

Accreditation by the Higher Learning Commission is an important attribute of ours. Colleges and universities depend, in part, on accreditation in evaluating transfers of credit and applications to graduate schools. Employers rely on the accredited status of institutions when evaluating a candidate’s credentials, and students and corporate and government sponsors under tuition reimbursement programs look to accreditation for assurance that an institution maintains quality educational standards. Moreover, institutional accreditation by an accrediting agency recognized by the Secretary of Education is necessary for eligibility to participate in tuition assistance programs of the United States Armed Forces and Title IV programs.

In addition to regional accreditation, we have been accredited by the Accrediting Commission of the Distance Education and Training Council, or DETC, since 1995. DETC is a national accrediting agency that is recognized by the Secretary of Education. The Higher Learning Commission, and not DETC, is our designated primary accreditor for Title IV program purposes.

Nature of Federal, State and Private Financial Support for Postsecondary Education

Our students finance their education through a combination of individual resources, tuition assistance programs of the United States Armed Forces, private loans, corporate reimbursement programs, and federal financial aid programs. Participation in these programs adds to the regulation of our operations.

Service members of the United States Armed Forces are eligible to receive tuition assistance from their branch of service through the Uniform Tuition Assistance Program of the Department of Defense, or DoD. Service members may use this tuition assistance to pursue postsecondary degrees at postsecondary schools that are accredited by accrediting agencies that are recognized by the Secretary of Education. For 2006 and the quarter ended March 31, 2007, tuition assistance payments represented approximately 67% of our revenues. For our undergraduate programs we have established tuition per course that can be 100% covered by tuition assistance funds, resulting in no out-of-pocket costs to undergraduate military students to attend our institution. Each branch of the armed forces has established its own rules for the tuition assistance programs of DoD. Pursuant to these rules, in order for service members to use their tuition assistance funds at our universities, we need to maintain our state licensure and either our regional or national accreditation and the service member must maintain satisfactory academic progress and must also progress in a timely manner toward completion of their degree.

To the extent that tuition assistance programs do not cover the full cost of tuition for service members, service members may also use their benefits under the Montgomery GI Bill administered by the U.S. Department of Veterans Affairs, or VA, through the GI Bill’s Top-Up feature. If we lost our eligibility to receive tuition assistance from the United States Armed Forces, or if the amount of tuition assistance per service member is reduced, military service members would need to seek alternative funds. While they may be able to use their education benefits under the Montgomery GI Bill in lieu of DoD tuition assistance funds, we do not know if that option would be as attractive to these students. As a result, the inability to participate in DoD tuition assistance programs, and any reduction in the funding for DoD tuition assistance funds, could have a material adverse effect on our operations.

The federal government provides a substantial part of its support for postsecondary education through Title IV programs, in the form of grants and loans to students who can use those funds at any institution that has been certified by the Department of Education to participate in Title IV programs. Aid under Title IV programs is primarily awarded on the basis of financial need, generally defined as the difference between the cost of attending the institution and the amount a student can reasonably contribute to that cost. All recipients of Title IV program funds must maintain satisfactory academic progress and must also progress in a timely manner toward completion of their program of study. In addition, each school must ensure that Title IV program funds are properly accounted for and disbursed in the correct amounts to eligible students.

We were first certified to participate in the Title IV programs in September 2006. The Department of Education has approved us to participate in the following Title IV programs (described below): (1) the Federal Family Education Loan Program (the “FFEL” program), (2) the Federal Pell Grant program (the “Pell” program) and (3) campus-based programs. In 2006 and the first three months of 2007, approximately 0.8% and 7.6%, respectively, of our revenues were derived from tuition financed under Title IV programs.

(1)	FFEL Program. Under the FFEL program, banks and other lending institutions make loans to students and parents of dependent students. The FFEL program includes the Federal Stafford Loan Program, the Federal PLUS Program (which beginning on July 1, 2006 provides for making loans to graduate and professional students as well as parents of dependent undergraduate students), and the Federal Consolidation Loan Program. If a student defaults on a loan, payment is guaranteed by a federally recognized guaranty agency, which is then reimbursed by the Department of Education. Students who demonstrate financial need may qualify for a subsidized Stafford loan. With a subsidized Stafford loan, the federal government will pay the interest on the loan while the student is in school and during any approved periods of deferment, until the student’s obligation to repay the loan begins. Unsubsidized Stafford loans are available to students who do not qualify for a subsidized Stafford loan or, in some cases, in addition to a subsidized Stafford loan.

(2)	Federal Pell Grants. Grants under the Federal Pell Grant program are available to eligible students based on financial need and other factors.

(3)	Campus-Based Programs. The “campus-based” Title IV programs include the federal Supplemental Education Opportunity Grant program, the Federal Work-Study program and the Federal Perkins Loan program.

In addition to the programs stated above, eligible students may participate in several other financial aid programs or receive support from other governmental and private sources. For example, some of our students who are veterans use their benefits under the GI Bill to cover their tuition. Certain of our students are also eligible to receive funds from other educational assistance programs administered by the VA. We offer institutional financial aid to eligible students, such as members of the National Sheriffs’ Association. In certain circumstances, our students may access alternative loan programs. Alternative loans are intended to cover the difference between what the student receives from all financial aid sources and the full cost of the student’s education. Students can apply to a number of different lenders for this funding at current market interest rates. Finally, some of our students finance their own education or receive full or partial tuition reimbursement from their employers.

Regulation of Title IV Financial Aid Programs

To be eligible to participate in Title IV programs, an institution must comply with specific standards and procedures set forth in the Higher Education Act and the regulations issued thereunder by the Department of Education. An institution must, among other things, be licensed or authorized to offer its educational programs by the state within which it is physically located (in our case, West Virginia) and maintain institutional accreditation by a recognized accrediting agency. We are currently provisionally certified to participate in Title IV programs through June 30, 2008.

The substantial amount of federal funds disbursed through Title IV programs, the large number of students and institutions participating in these programs and allegations of fraud and abuse by certain for-profit institutions have caused Congress to require the Department of Education to exercise considerable regulatory oversight over for-profit institutions of higher learning. Accrediting agencies and state education agencies also have responsibilities for overseeing compliance of institutions with Title IV program requirements. As a result, our institution is subject to extensive oversight and review. Because the Department of Education periodically revises its regulations and changes its interpretations of existing laws and regulations, we cannot predict with certainty how the Title IV program requirements will be applied in all circumstances.

Significant factors relating to Title IV programs that could adversely affect us include the following:

Congressional Action.  Congress reauthorizes the Higher Education Act approximately every five to six years. Congress most recently comprehensively reauthorized the Higher Education Act in 1998. In February 2006, President Bush signed the Deficit Reduction Act of 2005, which includes the Higher Education Reconciliation Act of 2005. Among other measures, the Higher Education Reconciliation Act reauthorizes the Higher Education Act with respect to the federal guaranteed student loan program. Because comprehensive reauthorization has not yet been completed in a timely manner, Congress recently extended the current provisions of the Higher Education Act through October 31, 2007. Congress is in the process of reviewing the Higher Education Act for purposes of reauthorization. Congress is considering legislation that may result in significant changes to Title IV programs, which may include changes to the amount of funding for Title IV programs and the allocation of funding among Title IV programs. We are not in position to predict with certainty whether any legislation will be passed by Congress or signed into law. The elimination of certain Title IV programs, material changes in the requirements for participation in such programs, or the substitution of materially different programs could increase our costs of compliance and could reduce the ability of certain students to finance their education at our institution.

In addition, Congress reviews and determines appropriations for Title IV programs on an annual basis through the budget and appropriations process. A reduction in federal funding levels of such programs could reduce the ability of certain students to finance their education. These changes, in turn, could lead to lower enrollments, require us to increase our reliance upon alternative sources of student financial aid and impact our growth plans. The loss of or a significant reduction in Title IV program funds available to our students could reduce our enrollment and revenue and possibly have a material adverse effect on our business and plans for growth. In addition, the legislation and implementing regulations applicable to our operations have been subject to frequent revisions, many of which have increased the level of scrutiny to which for-profit postsecondary educational institutions are subjected and have raised applicable standards. If we were not to continue to comply with such legislation and implementing regulations, such non- compliance might impair our ability to participate in Title IV programs, offer programs or continue to operate. Certain of the statutory and regulatory requirements applicable to us are described below.

Eligibility and Certification Procedures.  Each institution must apply periodically to the Department of Education for continued certification to participate in Title IV programs. Such recertification generally is required every six years, but may be required earlier, including when an institution undergoes a change of control. An institution may come under the Department of Education’s review when it expands its activities in certain ways, such as opening an additional location or, in certain cases, when it modifies academic credentials that it offers. The Department of Education may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards and in certain other circumstances, such as when an institution is certified for the first time or undergoes a change in ownership resulting in a change in control. During the period of provisional certification, the institution must comply with any additional conditions included in its program participation agreement. In addition, the Department of Education may more closely review an institution that is provisionally certified if it applies for approval to open a new location, add an educational program, acquire another school or make any other significant change. If the Department of Education determines that a provisionally certified institution is unable to meet its responsibilities under its program participation agreement, it may seek to revoke the institution’s certification to participate in Title IV programs with fewer due process protections for the institution than if it were fully certified. Students attending provisionally certified institutions remain eligible to receive Title IV program funds. We are currently provisionally certified because we are in our initial period of certification.

Distance Learning and Repeal of the “50% Rules.”  We offer all of our existing degree, diploma and certificate programs via Internet-based telecommunications from our headquarters in Charles Town, West Virginia.

Prior to passage of the Higher Education Reconciliation Act as part of the Deficit Reduction Act of 2005, the Higher Education Act generally excluded from Title IV programs institutions at which (1) more than 50% of the institution’s courses were offered via correspondence methods, which included online courses under certain circumstances, or (2) 50% or more of the institution’s students were enrolled in courses delivered via correspondence methods, which included online courses under certain circumstances (i.e., the “50% Rules”). Because 100% of our courses are online courses, the 50% Rule regarding online courses previously disqualified us from participation in Title IV programs.

As part of the 1998 amendments to the Higher Education Act, the Department of Education was authorized to waive specific statutory and regulatory requirements in order to assess the viability of online educational offerings. Under the Distance Education Demonstration Program, or Demonstration Program, institutions were allowed to seek waivers of certain regulatory provisions that inhibited the offering of distance education programs, including the 50% Rules. Participation in the Demonstration Program included regular submissions of data to the Department of Education. Only institutions that were accredited by accrediting agencies recognized by the Secretary of Education for purposes of participation in Title IV programs were allowed to participate in the Demonstration Program. We were not eligible to participate in the Demonstration Program, because at the time the Department of Education was accepting applicants we were accredited exclusively by the Distance Education and Training Council, whose accrediting authority at that time did not extend to Title IV programs.

Effective July 1, 2006, the 50% Rules were repealed for telecommunications courses (which include online courses) as part of the Higher Education Reconciliation Act, but remain in place for traditional correspondence courses. Accordingly, online institutions such as us, which offer their courses exclusively through telecommunications, are no longer subject to the 50% Rules. Following passage of the Higher Education Reconciliation Act, the Department of Education also terminated the Demonstration Program effective as of June 30, 2006.

At least five lawsuits were filed challenging the constitutionality of the Deficit Reduction Act in general, on grounds that there exist discrepancies between non-education related provisions of the legislation passed in the House and Senate. To date, these challenges have been unsuccessful. In the event that the Deficit Reduction Act is invalidated, the 50% Rules could be reinstated, and we and our students would not be in a position to participate in Title IV programs until the 50% Rules were repealed via alternative legislative action, or until Congress acted to permit the Title IV program participation of impacted institutions.

Administrative Capability.  Department of Education regulations specify extensive criteria by which an institution must establish that it has the requisite “administrative capability” to participate in Title IV programs. Failure to satisfy any of the standards may lead the Department of Education to find the institution ineligible to participate in Title IV programs or to place the institution on provisional certification as a condition of its participation. To meet the administrative capability standards, an institution must, among other things:

•	comply with all applicable Title IV program regulations;

•	have capable and sufficient personnel to administer the federal student financial aid programs;

•	have acceptable methods of defining and measuring the satisfactory academic progress of its students;

•	not have cohort default rates above specified levels;

•	have various procedures in place for safeguarding federal funds;

•	not be, and not have any principal or affiliate who is, debarred or suspended from federal contracting or engaging in activity that is cause for debarment or suspension;

•	provide financial aid counseling to its students;

•	refer to the Department of Education’s Office of Inspector General any credible information indicating that any applicant, student, employee or agent of the institution has been engaged in any fraud or other illegal conduct involving Title IV programs;

•	submit in a timely manner all reports and financial statements required by the regulations; and

•	not otherwise appear to lack administrative capability.

If an institution fails to satisfy any of these criteria or any other Department of Education regulation, the Department of Education may:

•	require the repayment of Title IV funds;

•	transfer the institution from the “advance” system of payment of Title IV funds to cash monitoring status or to the “reimbursement” system of payment;

•	place the institution on provisional certification status; or

•	commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.

If we are found not to have satisfied the Department of Education’s “administrative capability” requirements, we could lose, or be limited in our access to, Title IV program funding.

Third Party Servicers.  Department of Education regulations permit an institution to enter into a written contract with a third-party servicer for the administration of any aspect of the institution’s participation in Title IV programs. The third-party servicer must, among other obligations, comply with Title IV requirements and be jointly and severally liable with the institution to the Secretary of Education for any violation by the servicer of any Title IV provision. An institution must report to the Department of Education new contracts with or any significant modifications to contracts with third-party servicers as well as other matters related to third-party servicers. We contract with the third-party servicer Global Financial Aid Services, Inc., which performs activities related to our participation in Title IV programs. If Global Financial Aid Services does not comply with applicable statute and regulations including the Higher Education Act, we may be liable for their actions and we could lose our eligibility to participate in Title IV programs.

Financial Responsibility.  The Higher Education Act and Department of Education regulations establish extensive standards of financial responsibility that institutions such as us must satisfy in order to participate in Title IV programs. These standards generally require that an institution provide the resources necessary to comply with Title IV program requirements and meet all of its financial obligations, including required refunds and any repayments to the Department of Education for liabilities incurred in programs administered by the Department of Education.

The Department of Education evaluates institutions on an annual basis for compliance with specified financial responsibility standards. Generally, the standards require an institution to receive an unqualified opinion from its accountants on its audited financial statements, maintain sufficient cash reserves to satisfy refund requirements, meet all of its financial obligations and remain current on its debt payments. The financial responsibility standards include a complex formula that uses line items from the institution’s audited financial statements. The formula focuses on three financial ratios: (1) equity ratio (which measures the institution’s capital resources, financial viability and ability to borrow); (2) primary reserve ratio (which measures the institution’s viability and liquidity); and (3) net income ratio (which measures the institution’s profitability or ability to operate within its means). An institution’s financial ratios must yield a composite score of at least 1.5 for the institution to be deemed financially responsible without the need for further federal oversight. The Department of Education may also apply such measures of financial responsibility to the operating company and ownership entries of an eligible institution. At the request of the Department of Education, we supply our consolidated financial statements to the Department of Education for purposes of calculating the composite score. We have applied the financial responsibility standards to our consolidated financial statements as of and for the year ended December 31, 2006, and calculated a composite score of 2.9 out of a maximum score of 3.0. We therefore believe that we meet the Department of Education’s composite score standards. If the Department of Education were to determine that we did not meet the financial responsibility standards due to a failure to meet the composite score or other factors, we may be able to establish financial responsibility on an alternative basis by, among other things:

•	posting a letter of credit in an amount equal to at least 50% of the total Title IV program funds received by us during our most recently completed fiscal year;

•	posting a letter of credit in an amount equal to at least 10% of such prior year’s Title IV program funds received by us, accepting provisional certification, complying with additional Department of Education monitoring requirements and agreeing to receive Title IV program funds under an arrangement other than the Department of Education’s standard advance payment arrangement; or

•	complying with additional Department of Education monitoring requirements and agreeing to receive Title IV program funds under an arrangement other than the Department of Education’s standard advance payment arrangement such as the “reimbursement” system of payment or cash monitoring.

Failure to meet the Department of Education’s “financial responsibility” requirements, because we do not meet the Department of Education’s minimum composite score to establish financial responsibility or are unable to establish financial responsibility on an alternative basis or fail to meet other financial responsibility requirements, would cause us to lose access to Title IV program funding.

Title IV Return of Funds.  Under the Department of Education’s return of funds regulations, an institution must return unearned funds to the Department of Education in a timely manner. An institution must first determine the amount of Title IV program funds that a student “earned.” If the student withdraws during the first 60% of any period of enrollment or payment period, the amount of Title IV program funds that the student earned is equal to a pro rata portion of the funds for which the student would otherwise be eligible. If the student withdraws after the 60% threshold, then the student has earned 100% of the Title IV program funds. The institution must return to the appropriate Title IV programs, in a specified order, the lesser of (i) the unearned Title IV program funds and (ii) the institutional charges incurred by the student for the period multiplied by the percentage of unearned Title IV program funds. An institution must return the funds no later than 45 days after the date of the institution’s determination that a student withdrew. If such payments are not timely made, an institution may be subject to adverse action, including being required to submit a letter of credit equal to 25% of the refunds the institution should have made in its most recently completed fiscal year. Under Department of Education regulations, late returns of Title IV program funds for 5% or more of students sampled in the institution’s annual compliance audit constitutes material non-compliance.

The “90/10 Rule.”   A requirement of the Higher Education Act, commonly referred to as the “90/10 Rule,” applies only to “proprietary institutions of higher education,” which includes us. Under this rule, an institution loses its eligibility to participate in the Title IV programs, if, on a cash accounting basis, it derives more than 90% of its revenues for any fiscal year from Title IV program funds. Any institution that violates the rule becomes ineligible to participate in the Title IV programs as of the first day of the fiscal year following the fiscal year in which it exceeds 90%, and it is unable to apply to regain its eligibility until the next fiscal year. For the year ended December 31, 2006, we derived approximately 0.8% of our revenues from Title IV program funds.

Student Loan Defaults.  Under the Higher Education Act, an educational institution may lose its eligibility to participate in some or all of the Title IV programs if defaults on the repayment of federally guaranteed student loans by its students exceed certain levels. For each federal fiscal year, a rate of student defaults (known as a “cohort default rate”) is calculated for each institution with 30 or more borrowers entering repayment in a given federal fiscal year by determining the rate at which borrowers who become subject to their repayment obligation in that federal fiscal year default by the end of the following federal fiscal year. For such institutions, the Department of Education calculates a single cohort default rate for each federal fiscal year that includes in the cohort all current or former student borrowers at the institution who entered repayment on any FFEL program loan during that year.

If the Department of Education notifies an institution that its cohort default rates for each of the three most recent federal fiscal years are 25% or greater, the institution’s participation in the FFEL program and Pell program ends 30 days after the notification, unless the institution appeals in a timely manner that determination on specified grounds and according to specified procedures. In addition, an institution’s participation in the FFEL program ends 30 days after notification that its most recent cohort default rate is greater than 40%, unless the institution timely appeals that determination on specified grounds and according to specified procedures. An institution whose participation ends under these provisions may not participate in the relevant programs for the remainder of the fiscal year in which the institution receives the notification, as well as for the next two fiscal years.

If an institution’s cohort default rate equals or exceeds 25% in any single year, the institution may be placed on provisional certification status. Provisional certification does not limit an institution’s access to Title IV program funds; however, an institution with provisional status is subject to closer review by the Department of Education and may be subject to summary adverse action if it violates Title IV program requirements.

Because we have just begun to enroll students who are participating in the federal student loan programs, we have no historical cohort default rate. Relatively few students are expected to enter the repayment phase in the near term, which could result in defaults by a few students having a relatively large impact on our cohort default rate.

Incentive Compensation Rules.  As part of an institution’s program participation agreement with the Department of Education and in accordance with the Higher Education Act, an institution may not provide any commission, bonus or other incentive payment to any person or entity engaged in any student recruitment, admissions or financial aid awarding activity based directly or indirectly on success in securing enrollments or financial aid. Certain Department of Education regulations clarify the incentive payment rule. The regulations set forth 12 “safe harbors,” which describe payments or arrangements that do not violate the incentive payment rule. Failure to comply with the incentive compensation rule could result in loss of ability to participate in federal student financial aid programs or financial penalties. Although there can be no assurance that the Department of Education would not find deficiencies in our present or former employee compensation and third-party contractual arrangements, we believe that our employee compensation and third-party contractual arrangements comply with the incentive compensation provisions of the Higher Education Act and Department of Education regulations thereunder.

Compliance Reviews.  We are subject to announced and unannounced compliance reviews and audits by various external agencies, including the Department of Education, its Office of Inspector General (“OIG”), state licensing agencies, agencies that guarantee FFEL loans, the Department of Veterans Affairs and accrediting agencies. As part of the Department of Education’s ongoing monitoring of institutions’ administration of Title IV programs, the Higher Education Act and Department of Education regulations also require institutions to submit annually a compliance audit conducted by an independent certified public accountant in accordance with Government Auditing Standards and applicable audit standards of the Department of Education. In addition, to enable the Secretary of Education to make a determination of financial responsibility, institutions must annually submit audited financial statements prepared in accordance with Department of Education regulations.

Privacy.  The Family Educational Rights and Privacy Act of 1974, or FERPA, and the Department of Education’s FERPA regulations require institutions to allow students to review and request changes to such student’s school records maintained by the institution, notify students at least annually of this inspection right, and maintain records in each student’s file listing each request for access to and each disclosure of personally identifiable information and the interest of such party in the student’s personally identifiable information. FERPA also limits the disclosure of a student’s personally identifiable information by an institution without such student’s prior written consent. If an institution fails to comply with FERPA or the Department of Education’s FERPA regulations, the Department of Education may require corrective actions by the institution, withhold further payments under any applicable Title IV program or terminate an institution’s eligibility to participate in Title IV programs. In addition, an institution participating in any Title IV program is obligated to safeguard customer information pursuant to applicable provisions of the Gramm-Leach-Bliley Act, or GLBA, and the Federal Trade Commission, or FTC, GLBA regulations. GLBA and the GLBA regulations require an institution to develop and maintain a comprehensive information security program to protect personally identifiable financial information of students, parents or other individuals with whom an institution has a customer relationship. If an institution fails to comply with GLBA or GLBA regulations, it may be required to take corrective actions, subject to FTC monitoring and oversight, and subject to fines or penalties imposed by the FTC.

Potential Effect of Regulatory Violations.  If we fail to comply with the regulatory standards governing Title IV programs, the Department of Education could impose one or more sanctions, including transferring us to the reimbursement or cash monitoring system of payment, seeking to require repayment of certain Title IV program funds, requiring us to post a letter of credit in favor of the Department of Education as a condition for continued Title IV certification, taking emergency action against us, referring the matter for criminal prosecution or initiating proceedings to impose a fine or to limit, condition, suspend or terminate our participation in Title IV programs. In addition, the agencies that guarantee FFEL loans for our students could initiate proceedings to limit, suspend or terminate our eligibility to provide guaranteed student loans in the event of certain regulatory violations. If such sanctions or proceedings were imposed against us and resulted in a substantial curtailment, or termination, of our participation in Title IV programs, our enrollments, revenues and results of operations would be materially and adversely affected.

If we lost our eligibility to participate in Title IV programs, or if Congress reduced the amount of available federal student financial aid, we would seek to arrange or provide alternative sources of revenue or financial aid for students. Although we believe that one or more private organizations would be willing to provide financial assistance to students attending our universities, there is no assurance that this would be the case, and the interest rate and other terms of such financial aid might not be as favorable as those for Title IV program funds. We may be required to guarantee all or part of such alternative assistance or might incur other additional costs in connection with securing alternative sources of financial aid. Accordingly, the loss of our eligibility to participate in Title IV programs, or a reduction in the amount of available federal student financial aid, would be expected to have a material adverse effect on our growth plans and results of operations even if we could arrange or provide alternative sources of revenue or student financial aid.

In addition to the actions that may be brought against us as a result of our participation in Title IV, we also may be subject, from time to time, to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies, but also by other government agencies and third parties, such as present or former students or employees and other members of the public.

Regulatory Actions and Restrictions on Operations

Many actions that we may wish to take in connection with our operations are also subject to regulation from a variety of agencies.

Restrictions on Adding Educational Programs.  State requirements and accrediting agency standards may, in certain instances, limit our ability to establish additional programs. Many states require approval before institutions can add new programs under specified conditions. The Higher Learning Commission, DETC, and the West Virginia Higher Education Policy Commission require institutions to notify them in advance of implementing new programs, and upon notification may undertake a review of the institution’s licensure, authorization or accreditation.

Under the Higher Education Act and Department of Education regulations, a proprietary institution of higher education must have been in existence for at least two years in order to be eligible to participate in federal student financial aid programs. The Department of Education considers an institution to have been in existence for two years if it was legally authorized to give (and continuously was giving) the same postsecondary instruction for at least two consecutive years. Thus, when a for-profit institution applies to participate in the federal student financial aid programs for the first time, it must show that it is in compliance with the so-called two-year rule. An institution subject to the two-year rule may not award federal student financial aid funds to a student in a program that is not included in the institution’s approval documents. For institutions that are subject to the two-year rule, during the institution’s initial period of participation in the federal student financial aid programs, the Department of Education will not approve additional programs that would expand the scope of the institution’s eligibility. The Department of Education may provide an exception to such limitation if the institution demonstrates that the program has been legally authorized and continuously provided for at least two years prior to the date of the request. In addition, when an institution is certified for the first time, its certification is provisional until the Department of Education has reviewed a compliance audit that covers a complete fiscal year of Title IV program participation and has decided to certify fully the institution. We are currently in our initial period of certification and are provisionally certified. The Department of Education has advised us that based on such status we may not add new degree or non-degree programs for Title IV program purposes, except under limited circumstances and only if the Department of Education so approves, until the Department of Education has reviewed a compliance audit that covers one complete fiscal year of Title IV program participation and has determined that we are no longer subject to such requirement.

Generally, if an institution that is not subject to the two-year rule or is not in its initial period of certification adds an educational program after it has been designated as an eligible institution, the institution must apply to the Department of Education to have the additional program designated as eligible. However, a fully certified degree-granting institution is not obligated to obtain the Department of Education’s approval of additional programs that lead to an associate, bachelor’s, professional or graduate degree at the same degree level(s) previously approved by the Department of Education. Similarly, a fully certified institution is not required to obtain advance approval for new programs that both prepare students for gainful employment in the same or related recognized occupation as an educational program that has previously been designated as an eligible program at that institution and meet certain minimum-length requirements. However, the Department of Education, as a condition of certification to participate in Title IV programs, can require prior approval of such programs or otherwise restrict the number of programs an institution may add. In the event that an institution that is required to obtain the Department of Education’s express approval for the addition of a new program fails to do so, and erroneously determines that the new educational program is eligible for Title IV program funds, the institution may be liable for repayment of Title IV program funds received by the institution or students in connection with that program.

Change in Ownership Resulting in a Change of Control.  Many states and accrediting agencies require institutions of higher education to report or obtain approval of certain changes in ownership or other aspects of institutional status, but the types of and triggers for such reporting or approval vary among states and accrediting agencies. In addition, our accrediting agencies, the Higher Learning Commission and the Distance Education and Training Council, require institutions that they accredit to inform them in advance of any substantive change, including a change that significantly alters the ownership or control of the institution. Examples of substantive changes requiring advance notice to the Higher Learning Commission and to the Distance Education and Training Council include changes in the legal status, ownership, or form of control of the institution, such as the sale of a proprietary institution. The Higher Learning Commission must approve a substantive change in advance in order to include the change in the institution’s accreditation status. The Higher Learning Commission also requires an on-site evaluation within six months to confirm the appropriateness of the approval. The Distance Education and Training Council requires advance notification and an on-site evaluation within six months for the purpose of reaffirming the institution’s accreditation.

The Higher Education Act provides that an institution that undergoes a change in ownership resulting in a change in control loses its eligibility to participate in the Title IV programs and must apply to the Department of Education in order to reestablish such eligibility. An institution is ineligible to receive Title IV program funds during the period prior to recertification. The Higher Education Act provides that the Department of Education may temporarily, provisionally certify an institution seeking approval of a change in ownership and control based on preliminary review by the Department of Education of a materially complete application received by the Department of Education within 10 business days after the transaction. The Department of Education may continue such temporary, provisional certification on a month-to-month basis until it has rendered a final decision on the institution’s application. If the Department of Education determines to approve the application after a change in ownership and control, it issues a provisional certification, which extends for a period expiring not later than the end of the third complete award year following the date of provisional certification. Department of Education regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution’s parent corporation. For a company that is privately held, but not closely held, which is our status prior to the consummation of this offering, Department of Education regulations provide that a change of ownership resulting in a change of control occurs if any person either acquires or ceases to hold at least 25% of the company’s total outstanding voting stock and that person gains or loses actual control of the corporation. With respect to a publicly traded corporation, which will be our status after the consummation of this offering, Department of Education regulations provide that a change of control occurs in one of two ways: (i) if there is an event that would obligate the corporation to file a Current Report on Form 8-K with the SEC disclosing a change of control or (ii) if the corporation has a stockholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest stockholder of the corporation, and that stockholder ceases to own at least 25% of such stock or ceases to be the largest stockholder. These standards are subject to interpretation by the Department of Education. A significant purchase or disposition of our voting stock could be determined by the Department of Education to be a change of control under this standard.

When a change of ownership resulting in a change of control occurs, the Department of Education applies a different set of financial tests to determine the financial responsibility of the institution in conjunction with its review and approval of the change of ownership. The institution is required to submit a same-day audited balance sheet reflecting the financial condition of the institution immediately following the change in ownership. The institution’s same-day balance sheet must demonstrate an acid test ratio of at least 1:1, which is calculated by adding cash and cash equivalents to current accounts receivable and dividing the sum by total current liabilities (and excluding all unsecured or uncollateralized related party receivables). The same-day balance sheet must demonstrate positive tangible net worth. In addition, the institution must submit to the Department of Education audited financial statements of the institution’s new owner’s two most recently completed fiscal years that are prepared and audited in accordance with Department of Education requirements. The Department may determine whether the financial statements meet financial responsibility standards with respect to the composite score formula. If the institution does not satisfy these requirements, the Department of Education may condition its approval of the change of ownership on the institution’s agreeing to letters of credit, provisional certification, and/or additional monitoring requirements, as described in the above section on Financial Responsibility.

Many states include the sale of a controlling interest of common stock in the definition of a change of control requiring approval. A change of control under the definitions of an agency that regulates us might require us to obtain approval of the change in ownership and control in order to maintain our regulatory approval. The West Virginia Higher Education Policy Commission and the State Council of Higher Education for Virginia require us to seek approval of changes in ownership and control in order to maintain our state authorization or licensure.

Pursuant to federal law providing benefits for veterans and reservists, we are approved for education of veterans and members of the selective reserve and their dependents by the state approving agencies in West Virginia and Virginia. In certain circumstances, state approving agencies may require an institution to obtain approval for a change in ownership and control.

We intend to submit a description of the offering to the Department of Education, The Higher Learning Commission, DETC, the West Virginia Higher Education Policy Commission, and the State Council of Higher Education for Virginia, asking each agency to confirm our understanding that the offering will not be a change of control under its respective standards. If the offering were considered to be a change of control by the Department of Education, the Department of Education would not review or approve the change until after it has occurred. We do not know whether the West Virginia Higher Education Policy Commission and the State Council of Higher Education for Virginia would act to review or approve the offering on an advance basis. In addition, if the offering were viewed as a change of ownership by the Department of Education, any certification granted by the Department of Education would be provisional. Our failure to obtain any required approval of the offering from the Department of Education, the Higher Learning Commission, or applicable state agencies, could result in the loss of our continued eligibility to participate in the Title IV programs and materially and adversely affect our enrollments, revenues and results of operations.

A change of control also could occur as a result of future transactions in which we are involved. Some corporate reorganizations and some changes in the board of directors are examples of such transactions. Moreover, once we become a publicly traded company, the potential adverse effects of a change of control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the regulatory burdens and risks associated with a change of control also could discourage bids for your shares of common stock and could have an adverse effect on the market price of your shares.

MANAGEMENT

Directors and Executive Officers

The table below shows information about our directors and executive officers as of March 31, 2007:

Name	Age	Position

Wallace E. Boston, Jr.	53	President, Chief Executive Officer and Director
Harry T. Wilkins	51	Executive Vice President, Chief Financial Officer
James H. Herhusky	61	Executive Vice President, Institutional Advancement
Dr. Frank B. McCluskey	58	Executive Vice President, Provost
Peter W. Gibbons	54	Senior Vice President, Chief Administrative Officer
Carol S. Gilbert	48	Senior Vice President, Marketing
Mark L. Leuba	51	Senior Vice President, Chief Information Officer
Phillip A. Clough	45	Chairman of the Board of Directors
J. Christopher Everett	59	Director
F. David Fowler	73	Director
Jean C. Halle	49	Director
David L. Warnock	49	Director
Timothy W. Weglicki	55	Director

Wallace E. Boston, Jr. joined us in September 2002 as Chief Financial Officer and, since June 2004 has served as President, Chief Executive Officer and a member of our board of directors. From August 2001 to April 2002, Mr. Boston served as Chief Financial Officer of Sun Healthcare Group. From July 1998 to May 2001, Mr. Boston served as Chief Operating Officer and later, President of NeighborCare Pharmacies. From February 1993 to May 1998, Mr. Boston served as VP-Finance and later, SVP of Acquisitions and Development of Manor Healthcare Corporation, now Manor Care, Inc. From November 1985 to December 1992, Mr. Boston served as Chief Financial Officer of Meridian Healthcare.

Harry T. Wilkins joined us in February 2007 as Executive Vice President and Chief Financial Officer. From December 2004 to February 2007, Mr. Wilkins served as a member of our board of directors and from January 2005 to February 2007 he served on the Board of Trustees of American Public University System. Since 2002, Mr. Wilkins has also served as a founding partner of Wilkins, Little & Matthews, LLP, a Baltimore-based CPA firm specializing in consulting for postsecondary education clients. From May 1992 to August 2001, Mr. Wilkins served as Chief Financial Officer and Chief Operating Officer of Strayer Education, Inc. From November 1984 to April 1992, Mr. Wilkins served as Director at Wooden & Benson, an accounting firm specializing in audits of education companies. From January 1979 to November 1984, Mr. Wilkins served as a senior consultant with Deloitte, Haskins and Sells, now Deloitte & Touche.

James H. Herhusky joined us in September 1995 as Director of Operations and since August 2002 has served as Executive Vice President, Institutional Advancement and Secretary. Mr. Herhusky served as our Interim Chief Operating Officer from June 2002 to August 2002. From November 1999 to July 2002, Mr. Herhusky served as our Vice President, Marketing. Previously, from October 1998 to November 1999, Mr. Herhusky served as Chief Operating Officer. Prior to joining us, Mr. Herhusky served in the United States Army for 25 years, first earning his commission through Infantry Officer Candidate School into the Adjutant General’s Corps. During his time in the Army, Mr. Herhusky served as Deputy Group Commander in Germany, Adjutant General for the 21st Theater Army Area Command, and for 6 years in the 10th Mountain Division, as Secretary of the General Staff, Deputy Chief of Staff, and Division G-1. From August 1981 to July 1984, Mr. Herhusky served as the Professor of Military Science and Senior Army ROTC Department Chair at Fort Hays State University (KS). For his military training, Mr. Herhusky attended the Army Command and General Staff College, from August 1984 to May 1985, and the Army War College, from July 1991 to July 1993.

Frank B. McCluskey, Ph.D. joined the Company in April 2005 as Executive Vice President, Provost. From July 2001 to April 2005, Dr. McCluskey served as Director and Dean of Online Learning at Mercy College in Dobbs Ferry, New York. From September 2005 to December 2005, Dr. McCluskey served on the online learning accreditation teams for the State of New York. From May 1998 to December 2002, Dr. McCluskey served as a corporate trainer and organizational consultant for the American Management Association. From December 1988 to January 1999, Dr. McCluskey served as an adjunct professor at Marymount College and Western Connecticut State College. From January 1978 to April 2005, Dr. McCluskey served as a faculty member in the philosophy department at Mercy College and also held a post-doctoral fellowship in philosophy at Yale University.

Peter W. Gibbons joined us in October 2002 as Vice President, Student Services and in January 2005 became Senior Vice President, Chief Operating Officer. In May 2007, Mr. Gibbon’s title was changed to Senior Vice President, Chief Administrative Officer. From June 2002 to October 2002, Mr. Gibbons served as Vice President, Human Resources for Sitel Corporation. Previously, from May 1975 to June 2000, Mr. Gibbons served as a field artillery officer in the United States Army and during his 25 years of service before retiring, Mr. Gibbons commanded soldiers in combat, held senior staff positions at the Department of Army level, and taught at the United States Military Academy for 3 years.

Carol S. Gilbert joined us in May 2004 as Vice President, Programs and Marketing and, since January 2005, has served as Senior Vice President, Marketing. From August 1998 to October 2003, Ms. Gilbert served as Brand Vice President at Marriott International where she led the strategic planning efforts for the SpringHill Suites’ brand and directed business and marketing strategies for the Fairfield Inn brand, including the launch of the Fairfield Inn & Suites brand extension. From April 1996 to October 1997, Ms. Gilbert served as Vice President and Director of Choice Hotels International (formerly owned by Manor Care, Inc.). From February 1991 to April 1996, Ms. Gilbert served as Senior Director, Marketing Strategy of Manor HealthCare Corporation, now Manor Care, Inc.

Mark L. Leuba joined us in January 2005 as Senior Vice President and Chief Information Officer. From February 1997 to January 2005, Mr. Leuba served as Vice President for Corporate Applications and Vice President of Shared Service Applications at Random House, Inc. From March 1993 to November 1996, Mr. Leuba served as Vice President of Applications for Prudential Home Mortgage, Inc., where he led the automation of back office processes for mortgage-backed securities and secondary marketing. From April 1984 to March 1993, Mr. Leuba served as Senior Director of Application Systems at CSX Technology, a logistics subsidiary of CSX Corporation.

Phillip A. Clough has served on our board of directors since August 2002 and has been Chairman of the board of directors since August 2005. Mr. Clough is a Managing General Partner of ABS Capital Partners, a private equity firm that he joined in September 2001. Prior to joining ABS Capital Partners, Mr. Clough served as President of Sitel Corporation from January 1997 to May 1998, and as President and Chief Executive Officer from May 1998 to April 2001. Previously, Mr. Clough was an investment banker with Alex. Brown & Sons from 1990 to 1997 and served in the United States Army from 1983 to 1988, rising to the rank of Captain in 1987. Mr. Clough currently serves on the board of directors of several of ABS Capital Partners’ portfolio companies, including Rosetta Stone, Inc., a language learning software company and publisher. Mr. Clough also serves on the board of directors of Liquidity Services, Inc., an operator of online marketplaces for the sale and purchase of surplus corporate and government assets.

J. Christopher Everett has served on our board of directors since May 2007. Mr Everett has been an independent consultant and investor since his retirement from PricewaterhouseCoopers in 2000. Mr. Everett served as an Executive in Residence at the Kogod School of Business at American University from 2000 to 2003 where he taught graduate courses in the application of technology and strategy. Prior to his retirement in 2000, Mr. Everett was a senior partner at PricewaterhouseCoopers and was a leader in the firm’s Management Consulting Services Practice. Mr. Everett led the PricewaterhouseCoopers’ Global E-business practice from 1998 until 2000. Mr. Everett also served as a member of the PricewaterhouseCoopers Global Oversight Board, the firm’s board of directors, and served on the firm’s Global Leadership Team from 1995 until his retirement in 2000. Mr. Everett currently serves on the board of directors of several private companies.

F. David Fowler has served on our board of directors since May 2007. From June 2001 to 2006, Mr. Fowler served on the board of directors of MicroStrategy, Inc. and as chairman of its Audit Committee. Mr. Fowler also served as a member and chairman of the board of directors of FBR Funds, an open-end management investment company that is part of FBR Capital Markets Corporation and the Friedman, Billings, Ramsey Group, Inc., from 1997 to 2006. Mr. Fowler was the dean of the School of Business at The George Washington University from July 1992 until his retirement in June 1997 and a member of KPMG LLP from 1963 until his retirement in June 1992. As a member of KPMG, Mr. Fowler served as managing partner of the Washington, D.C. office from 1987 until 1992, as partner in charge of human resources for the firm in New York City, as a member of the firm’s board of directors, operating committee and strategic planning committee and as chairman of the KPMG Foundation and the KPMG personnel committee.

Jean C. Halle has served on our board of directors since March 2006. Ms. Halle currently serves as Chief Executive Officer of Calvert Education Services, a provider of classroom instruction through the Calvert School and of accredited homeschooling program, assessment and educational support services. From 1991 to 2001, Ms. Halle was the Chief Financial Officer and Vice President of New Business Development for Times Mirror Interactive, a digital media subsidiary of the former Times Mirror Company. From 1986 to 1999, Ms. Halle held a number of positions with The Baltimore Sun Company, including Vice President of New Business Development, Chief Financial Officer and Vice President of Finance, President of Homestead Publishing, a subsidiary of The Baltimore Sun Company, and Director of Strategic Planning. From 1983 to 1986, Ms. Halle was the Chief Financial Officer and Vice President of Finance for Abell Communications, the predecessor to Times Mirror Interactive, and Assistant Treasurer of A.S. Abell Company, the former parent company of The Baltimore Sun Company. Previously, from 1979 to 1983, Ms. Halle had been a Senior Management Consultant with Deloitte, Haskins and Sells, now Deloitte & Touche, an international accounting and professional services firm. Ms. Halle currently serves on the board of trustees for Calvert School.

David L. Warnock has served on our board of directors since August 2005. Since May 2007, Mr. Warnock has served as Chairman and Chief Executive Officer of Camden Learning Corporation. Mr. Warnock is also a partner with Camden Partners, a private equity firm that he co-founded in 1995. Prior to co-founding Camden Partners, from 1983 to 1995, Mr. Warnock was employed with T. Rowe Price Associates, serving as President of T. Rowe Price Strategic Partners and T. Rowe Price Strategic Partners II and co-manager of the T. Rowe Price New Horizons Fund. From July 1995 to December 1997, Mr. Warnock served as a consultant to the advisory committees of T. Rowe Price Strategic Partners and T. Rowe Price Strategic Partners II. Mr. Warnock currently serves on the board of directors of several of Camden Partners’ portfolio companies, including Nobel Learning Communities, a leading non-sectarian, for-profit provider of private pay education and services for education entities serving the preschool through 12th grade market, and New Horizons Worldwide, the world’s largest computer training company. Mr. Warnock is also Chairman of Calvert Education Services.

Timothy T. Weglicki has served on our board of directors since August 2002. Mr. Weglicki is a Founding Partner of ABS Capital Partners, a private equity firm founded in 1993. Prior to co-founding ABS Capital Partners, from 1977 to 1993, Mr. Weglicki was an investment banker with Alex. Brown & Sons where he founded and headed the capital markets group from 1989 to 1993. Mr. Weglicki currently serves on the board of directors of Coventry Health Care, Inc. and of several of ABS Capital Partners’ portfolio companies.

Membership of the Board of Directors

Our board of directors currently consists of seven directors. Nominees for director are elected for a term of one year. Each of our directors was appointed to our board of directors pursuant to a stockholders’ agreement. For additional information concerning the stockholders’ agreement, which will terminate upon the closing of this offering, see “Certain Relationships and Related Transactions — Amended and Restated Stockholders’ Agreement.”

Board Committees

The board of directors has a standing audit committee, a standing compensation committee and a standing nominating and corporate governance committee.

Audit Committee

The audit committee is responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, the audits of our financial statements, the qualifications of our independent registered public accounting firm, and the performance of our internal audit function and independent registered public accounting firm. The audit committee reviews and assesses the qualitative aspects of our financial reporting, our processes to manage business and financial risk, and our compliance with significant applicable legal, ethical and regulatory requirements. The audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The members of our audit committee are Mr. Fowler, who serves as chair of the committee, Mr. Everett and Ms. Halle. Our board of directors has determined that Mr. Fowler is an “audit committee financial expert,” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Our board of directors has determined that each member of our audit committee is independent within the meaning of the independent director guidelines of the NASDAQ Marketplace Rules and each member of our audit committee is independent pursuant to Rule 10A-3 of the Securities Exchange Act.

Compensation Committee

The compensation committee is responsible, among its other duties and responsibilities, for establishing the compensation and benefits of our chief executive officer and other executive officers, monitoring compensation arrangements applicable to our chief executive officer and other executive officers in light of their performance, effectiveness and other relevant considerations and administering our equity incentive plans. The members of our compensation committee are Mr. Clough, who serves as chair of the committee, Ms. Halle and Mr. Warnock.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for recommending candidates for election to the board of directors. The committee is also responsible, among its other duties and responsibilities, for making recommendations to the board of directors or otherwise acting with respect to corporate governance policies and practices, including board size and membership qualifications, new director orientation, committee structure and membership, succession planning for our chief executive officer and other key executive officers, and communications with stockholders. The members of our nominating and corporate governance committee are Mr. Weglicki, who serves as chair of the committee, Mr. Everett and Mr. Warnock.

We believe that the composition of each of our three standing committees meets the requirements for independence under the listing standards of The NASDAQ Stock Market and the applicable SEC rules and regulations.

Compensation Discussion and Analysis

The following compensation discussion and analysis provides information regarding the objectives and elements of our compensation philosophy and policies for the compensation of our executive officers that appear in the Summary Compensation Table below. These executives are:

•	Wallace E. Boston, Jr., our President, Chief Executive Officer, Member of our Board of Directors and Member of our Board of Trustees;

•	James H. Herhusky, Executive Vice President, Institutional Advancement;

•	Frank B. McCluskey, Executive Vice President and Provost; and

•	Carol S. Gilbert, Senior Vice President, Marketing.

We refer to these individuals collectively as our named executive officers, or NEOs. We determined which executives to include in this discussion and in the Summary Compensation Table below based on the rules and regulations of the Securities and Exchange Commission. In particular we considered that in 2006, Mr. Boston, who previously was our Chief Financial Officer, served as both our principal executive officer and principal financial officer.

Philosophy and Objectives of our Compensation Programs

Overview

Our overall company-wide compensation philosophy, which is also applicable to our NEOs, is to provide competitive levels of compensation that utilize variable cash compensation based on performance metrics, reflect the level of capability and effort required to achieve our corporate goals, encourage continuous quality improvement and are easily understood.

•	Variable Cash Compensation. We believe in using variable cash compensation to motivate and reward good results at all levels of the organization, and particularly for our NEOs.

•	Focus on Corporate Goals. We strive to provide compensation that is directly related to the achievement of our corporate goals, which we measure through individual management objectives and through earnings results compared to budget.

•	Continuous Quality Improvement. We have developed a “Student Satisfaction Quotient”, or SSQ, to encourage employees to work together across organizational boundaries to improve the processes that we believe contribute to our success as an organization. The SSQ is designed to measure the quality of our efforts on behalf of our students by utilizing a variety of metrics applicable to our business. The SSQ is designed to reward continued performance in various student satisfaction metrics, using quarter to quarter or, in some cases, the prior year’s results.

•	Simple and Straightforward Incentives. We seek to minimize the complexity of our compensation policies and practices and to maximize our employees’ understanding of the elements of compensation.

In implementing this philosophy for our NEOs, we award compensation that (i) sets compensation to assist us in attracting and retaining qualified executives, (ii) aligns executive compensation with our SSQ goals and performance goals, and (iii) uses equity-based awards in an effort to further align executives’ and stockholders’ interests.

Attract and Retain Qualified Executives

We believe that the supply of qualified executive talent is limited and have designed our compensation programs to help us attract qualified candidates by providing compensation that is competitive within the for-profit education industry and the broader market for executive talent, taking into account that in 2006 we were a private company. Perhaps more importantly, we believe that the design of our incentive compensation programs is important in helping us to keep the qualified executives that we currently have. Our executive compensation policies are designed to assist us in attracting and retaining qualified executives by providing competitive levels of compensation that are consistent with the executives’ alternatives.

Reflect SSQ Goals and Performance Goals

As part of our executive compensation program, we reward the achievement, and surpassing, of corporate goals through our Annual Incentive Compensation Plan. Our annual incentive program is designed to reward participants for the achievement of quarterly company-wide SSQ goals by providing cash awards tied to SSQ results. Our annual incentive program is designed to reward participants for the achievement of company-wide performance goals by providing cash awards that are paid if earnings targets and individual management objectives are met. We believe that because a significant portion of awards are tied to company-wide student satisfaction and earnings goals and are in-part measured by the improvement of our processes, our officers are rewarded for superior corporate performance in the areas that we feel are most directly related to increasing stockholder value. Similarly, we believe that the use of annual performance goals provides our executive officers with a straightforward reward.

Utilize Equity-Based Awards

Our compensation program uses equity-based awards, the value of which is contingent on our longer-term performance, in order to provide our NEOs with a direct incentive to seek increased stockholder returns. Our stockholders receive value when our stock price increases, and by using equity-based awards our NEOs also receive increased value when our stock price increases and decreased value when it decreases. We believe that equity-based awards exemplify our philosophy of having a straightforward structure by reminding NEOs that a measure of long-term corporate success is increased stockholder value over time.

Elements of Compensation

The compensation program for our NEOs is comprised of three elements: base salary; annual incentive cash compensation; and long-term equity incentives.

In setting base salary and annual incentive cash compensation for 2006, we considered the compensation levels for our NEOs in 2005, the respective performances of each of our NEOs in 2005 and what we believed was required based on the marketplace for executive talent. In evaluating what was required based on the marketplace for executive talent, the members of our compensation committee reviewed published survey data and used their experience and judgment. For example, because Messrs. Clough and Warnock are general partners of private equity firms that have multiple portfolio companies, they were able to bring their experiences working with other private companies on executive recruitment and compensation to the discussion on compensation for our NEOs.

Base Salary

Base salary is an integral part of compensation for our NEOs, and is generally set in January of each year, absent other factors, such as promotions. In 2006, annual base salary amounts were increased by $5,000 to $10,000 for each of our NEOs to reflect cost of living adjustments and nominal increases to recognize their successful performance through 2005. We have historically been of the belief that it is important to have an amount of compensation consist of fixed and liquid compensation in the form of base salary to provide our NEOs with a level of assurance of compensation. However, given our focus on performance, our status as a private, entrepreneurial organization, our strong annual incentive program and the potential for significant rewards through our equity incentives, we have tried to set base salaries on the lower end of what we consider competitive. After the completion of this offering, we intend to reevaluate our base salaries for the following year to reflect our status as a public company.

Annual Incentive Cash Compensation

We believe annual incentive pay furthers our compensation philosophy and objectives by focusing our NEOs on corporate goals, encouraging continuous quality improvement and providing straightforward incentives. The target for annual incentive pay for our NEOs is expressed as a percentage of base salary and is 50% for all of our NEOs, except for Mr. Boston, whose annual incentive pay target is set at 60% of his base salary. These percentages remained the same in 2006 as they were in 2005, and for Mr. Boston, Mr. Herhusky and Dr. McCluskey reflect the percentages set forth in their employment agreements. We believe that the proportion of target annual incentive pay to total target cash compensation for our NEOs comprises a relatively high percentage of total cash compensation. In order to focus our NEOs on our SSQ and performance goals, and because of our belief in the importance of variable cash compensation, we believe that it is important to have a strong annual incentive when compared to what we believe is the norm at other private companies.

Annual incentive pay is awarded to our NEOs through our Annual Incentive Compensation Plan, in which all of our full-time employees, with the exception of our full-time faculty, participate. In addition, Mr. Boston, Mr. Herhusky and Dr. McCluskey are entitled to participate in the plan pursuant to the terms of their employment agreements. The target percentage for employees differs depending on an employee’s position within our company. The Annual Incentive Compensation Plan is designed to reward our employees for meeting or exceeding our SSQ goals and for financial performance. One half of each participant’s target award under the Annual Incentive Plan relates to achievement and surpassing of our SSQ goals, and one half is related to achievement and surpassing our financial performance goal. We believe that both the SSQ and the financial goals have the advantage of providing straightforward targets on which our executives can focus. We expect to continue our practice of setting these targets on the high end of realistically achievable goals. While the maximum payouts were made in 2006, a majority of our NEOs only received approximately 56% of the maximum payout in 2005.

SSQ goals.  We believe that the focus on continuous quality improvement related to the achievement and surpassing of our SSQ goals encourages our employees to work together across organizational boundaries to improve the processes involved in our operations, with a particular focus on processes that we believe contribute to the satisfaction of our students, which is consistent with our mission of Educating Those Who Servetm. The half of each participant’s Annual Incentive Compensation Plan target award related to the SSQ is divided into four equal quarterly amounts that are paid based on quarterly results. Quarterly results are determined based on the average of the results for each month in a quarter, and many of the metrics used in the SSQ relate to improvements for that month over the previous quarter or previous 12 months. We have structured the SSQ to be paid on a quarterly basis based on monthly results because we track the components of the SSQ daily, and we believe frequent payments heightens the focus of our employees on these metrics and continual quality improvement. In January 2006, our compensation committee set targets for the individual metrics in the SSQ based on a variety of factors relating to student satisfaction responses, enrollments, retention and other performance metrics related to quality improvement and that reflect student satisfaction.

Financial performance.  The half of a target award that is based on a financial goal is tied directly to achieving and surpassing minimum levels of earnings before interest and taxes (i.e. operating income) on an annual basis. We believe that investors are focused on increasing earnings and that operating income is a good proxy for earnings that is within the control of management. By tying half of the target award to earnings, we are also requiring that funds be generated for the payment of this portion of the award. Payment of the half of the target award that is tied to earnings for senior level participants in our Annual Incentive Compensation Plan, including our NEOs, is reduced to the extent that personal management by objective, or MBO, targets are not achieved. For example, this means that if the financial goal is met but a participant does not achieve two out of five of the participant’s MBO targets, the participant’s payment related to the financial goal is reduced by the relative weight of the missed MBO targets. We believe that setting personal MBO targets for our NEOs that are tied to company-wide goals for which they are directly responsible, or to whose success they contribute, provide personal accountability in addition to rewards for company performance. We have conditioned receipt of this portion of the award on achieving MBO targets in order to recognize that corporate success is the most important measure and that individual success alone will not be rewarded without meeting the financial targets. Similarly, many MBO targets are shared between executives. This half of the target award is paid on an annual basis after our annual financial results are determined and we evaluate whether MBO targets have been achieved.

For 2006 our compensation committee set MBO targets for Mr. Boston. Mr. Boston in turn set MBOs for the other NEOs. MBOs for our NEOs are derived from our annual corporate performance goals and the sphere of responsibility for achievement of those goals for the particular NEO. We strive to have MBOs that can be objectively measured and are time-bound, which helps to provide incentives that can be clearly understood by our NEOs.

For Mr. Boston, the compensation committee adopted the following MBOs consistent with his role as our chief executive officer:

•	achieving specified results for new student registrations;

•	achieving specified results for returning student registrations;

•	achieving and integrating participation in Title IV programs;

•	the entering into of additional articulation agreements; and

•	presenting Education degrees to the Higher Learning Commission for approval.

Mr. Herhusky’s MBOs, consistent with his responsibilities for institutional advancement, included:

•	achieving specified results for new student registrations;

•	achieving specified results for returning student registrations;

•	achieving and integrating participation in Title IV programs;

•	gaining entry into the various Servicemembers Opportunity Colleges; and

•	assisting with initiatives related to the development of non-degree programs.

Dr. McCluskey’s MBOs, consistent with his role as our provost and chief academic officer, included:

•	the entering into of additional articulation agreements;

•	reviewing and revising ten of our undergraduate programs;

•	achieving targets for net returning registrations;

•	reducing the number of our general education courses to 55;

•	achieving and integrating participation in Title IV programs;

•	managing his department to budget; and

•	preparing degree programs for presentation to The Higher Learning Commission.

Ms. Gilbert’s MBOs, consistent with her role as our most senior executive officer specifically responsible for marketing initiatives, included:

•	achieving specified results for new student registrations;

•	achieving specified results for returning student registrations;

•	achievement and integration of participation in Title IV programs;

•	management of her department to budget;

•	developing a branding style; and

•	increasing new student growth from non-military communities.

If a quarterly SSQ goal under our annual incentive plan is achieved, plan participants are eligible to receive 50% of the applicable portion of their target award. If an SSQ goal is surpassed by 15% or more, plan participants are eligible to receive 100% of the applicable portion of their target award. In the event that an SSQ goal or financial goal is not met, plan participants do not receive any portion of the applicable portion of their target award. As discussed above, the amount of the target award related to our financial goals is reduced to the extent that a plan participant does not achieve that participant’s MBO targets.

Equity Incentives

Historically, we have not made equity awards on an annual basis, preferring instead to make awards in connection with hirings, advancement decisions and other significant events. For example, in 2006, we made awards of stock options to Mr. Herhusky and Dr. McCluskey in recognition of their efforts in support of the organization and specifically in recognition of their contributions to achieving regional accreditation. Our most recent award to Mr. Boston was in connection with his advancement from our chief financial officer to chief executive officer in 2004. Our most recent award to Ms. Gilbert was upon her hiring in 2004.

We believe that NEOs should have a significant potential to benefit from increases in our equity value in order to align the interests of the NEOs and our stockholders. However, due to our nature as a private company, including the illiquidity of our equity, the significant size of our awards, and the potential for significant increase in the value of the underlying equity, we did not believe that annual equity awards were necessary or appropriate. We have used stock options as the form of equity award because they represent a straightforward mechanism for rewarding achievement of increases in long-term stockholder value and because stock options require an increase in stock price to have value to the NEO. We also believe that because stock options are commonly used by private companies, they help us in attracting and retaining executives by giving them compensation that is more directly comparable to positions with our competitors and are more easily understood. We also believe that use of stock options was consistent with compensation practices of other for-profit education companies, including companies that have recently gone public.

Historically, grants of stock options to our NEOs typically vest on each of the first five anniversaries of the date of grant, or in some cases from an earlier date to coincide with the beginning of service to us, and expire after ten years. We selected five years in part to provide what we believe was the maximum retention benefit. We expect that after we are a public company that we will use three-year vesting with options having seven year terms. In part this is because we believe that this will reduce the accounting cost of future equity grants. In connection with the effectiveness of the registration statement for this offering, we expect to make equity grants to our chief executive officer and chief financial officer and other NEOs. Currently, we expect to make equity grants to our chief executive officer and chief financial officer every two to three years and to make annual grants to our other NEOs and key leaders. Our expectation is that future awards, including those awards made at the time of pricing of this offering, will be split between stock options and restricted stock. For the equity awards made at the time of pricing of this offering, we intend to have the value of the equity incentives split 60% as stock options and 40% as restricted stock. We plan to use a component of restricted stock so that the NEOs are incented to preserve as well as grow stockholder value. We feel it is desirable to provide a relatively larger (rather than annual) grant to the chief executive officer and chief financial officer to provide them incentive to gain from the value created above the initial public offering price, given their importance to our success. For other NEOs, we believe having annual grants will assist with retention (as there will always be unvested incentives) and there will be more parity between our other NEOs over time as new executives are added because longer tenured employees will not have all their options at different prices than newer employees. In addition, this will result in our other NEOs having equity incentives based on a blend of prices over time.

Equity Grant Practices

As described above, grants of equity awards have historically not been made on a set schedule, but rather have been made from time to time based upon events such as hirings and promotions. In 2006, prior to our initial public offering, all of our option awards were made at prices that our board of directors determined were at least equal to the fair market value of our common stock. For additional information on the grant prices for our option awards in 2006, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our key financial results and metrics — Costs and Expenses — Stock Based Compensation” included above in this prospectus. Following this offering, the exercise price of stock options will be based on the fair market value of our common stock on the grant date, which will be equal to the closing price of our common stock on that date.

Employment Agreements and Post-Termination Compensation

We have entered into employment agreements with each of Mr. Boston, Mr. Herhusky and Dr. McCluskey. These agreements provide the executive with severance payments upon certain terminations, including termination in connection with a change-in-control, which are commonly referred to as double-trigger provisions, terminating without cause, terminations by the executive for good reason in the event of a change of control, or if the executive’s employment agreement is not assumed by a successor entity in a change of control. We believe that these agreements were necessary to attract some of our NEOs and help in our retention of our NEOs due to the prevalence of similar provisions in the market in which we compete for executives and so that we can be competitive with our peers. Additional information regarding these agreements, including a quantification of benefits that would be received by these officers had termination occurred on December 31, 2006, is found below under the heading “Potential Payments On Termination or Change in Control.”

Effect of Accounting and Tax Treatment on Compensation Decisions

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to a company’s CEO or, based upon recent guidance from the IRS, any of the company’s three other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for “qualifying performance-based” compensation (i.e., compensation paid only if the individual’s performance meets pre-established objective goals based on performance criteria approved by stockholders) that is established by a committee that consists only of “outside directors” as defined for purposes of Section 162(m). For 2006, we did not consider Section 162(m) because we were not a public company. However, all members of the compensation committee qualify as “outside directors”, and we intend to consider the potential long-term impact of Section 162(m) when establishing compensation, and we currently expect to qualify our compensation programs as performance-based compensation within the meaning of the Internal Revenue Code to the extent that doing so remains consistent with our compensation philosophy and objectives.

Role of Executives in Executive Compensation Decisions

Historically, each element of compensation has been recommended to the compensation committee by our chief executive officer for compensation of executive officers other than himself, and the compensation committee determines the target level of compensation for each executive officer. Our chief executive officer sets the MBO targets for our other executive officers based on our annual goals. The amount of each element of compensation for our chief executive officer is determined by the compensation committee. Neither our chief executive officer nor any of our other executives participates in deliberations relating to his or her own compensation.

Compensation Tables and Disclosures

Summary Compensation Table

				Non-Equity
				Incentive
			Option	Plan	All Other
Name and		Salary	Awards	Compensation	Compensation	Total
Principal Position	Year	($)	($)(2)	($)(3)	($)(4)	($)

Wallace E. Boston, Jr.(1)	2006	243,077	18,348	147,000	13,691	422,116
President and Chief Executive Officer
James H. Herhusky	2006	204,038	21,704	102,500	14,069	342,311
Executive Vice President, Institutional Advancement
Dr. Frank B. McCluskey	2006	169,517	29,542	85,000	16,754	300,813
Executive Vice President, Provost
Carol S. Gilbert	2006	169,038	4,564	85,000	9,068	267,670
Senior Vice President, Marketing

(1)	During 2006, Mr. Boston served as both our principal executive officer and principal financial officer. In February 2007, Harry T. Wilkins became our principal financial officer when he joined us as Chief Financial Officer at an annual salary of $225,000 and an annual incentive plan target of 50% per year.

(2)	Amounts reflect the dollar amount recognized for financial statement reporting purposes during 2006, as computed pursuant to FAS 123R, excluding any estimates of forfeitures relating to service-based vesting conditions. See Note 9 of our consolidated financial statements included in this prospectus for the year ended December 31, 2006 regarding assumptions underlying valuation of equity awards.

(3)	Amounts represent annual incentive payments paid pursuant to our Annual Incentive Compensation Plan based upon the achievement of certain performance goals established by our compensation committee for 2006.

(4)	Amounts in this column consist of (i) 401(k) contribution matches by us; (ii) for Mr. Herhusky, fringe benefit payment in lieu of health benefits; and (iii) for Dr. McCluskey, reimbursement of relocation expenses and commuting expenses for the period after he joined us.

2006 Grants of Plan-Based Awards

The following table sets forth information with respect to grants of plan-based awards to our NEOs during 2006:

				All Other
				Option	Exercise
				Awards:	or Base	Grant Date
		Estimated Possible Payments Under		Number of	Price of	Fair Value
		Non-Equity Incentive Plan Awards(1)		Securities	Option	of Option
	Grant	Threshold	Target	Underlying	Awards	Awards
Name	Date	($)	($)	Options (#)(2)	($/Sh)	($)(3)

Wallace E. Boston, Jr.		9,188	147,000
James H. Herhusky		6,406	102,500
	02/28/2006			5,000
Dr. Frank B. McCluskey		5,313	85,000
	02/28/2006			5,000
Carol S. Gilbert		5,313	85,000

(1)	These columns show the range of cash payouts for 2006 performance pursuant to our Annual Incentive Compensation Plan. As set forth in the Summary Compensation Table above, the target for payments under each NEO’s non-equity incentive award was met. For a discussion of the performance goals established by the compensation committee for these awards, see the section titled “Annual Incentive Cash Compensation” in the Compensation Discussion and Analysis. The threshold amounts in this table represent the amounts that would have been paid if only SSQ goals for one quarter were achieved, and the target amounts are also the maximum that may be paid out pursuant to our Annual Incentive Compensation Plan.

(2)	Amounts represent stock option awards granted pursuant to the American Public Education, Inc. 2002 Stock Incentive Plan, as amended, and vest in five equal installments beginning on the first anniversary following the grant date. Dividends will not accrue on the stock option awards.

(3)	Amounts shown in this column represent the full grant date fair market value of option awards granted in 2006, as determined pursuant to FAS 123R.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

For Mr. Boston, Mr. Herhusky and Dr. McCluskey, the amounts disclosed in the tables above are in part a result of the terms of their employment agreements. We do not have employment agreements with our other NEOs.

Mr. Boston’s Employment Agreement.  In June 2004, we entered into an employment agreement with Mr. Boston to serve as our president and chief executive officer with an initial term of three years starting from June 21, 2004 and ending June 21, 2007, which was subsequently amended to provide for renewal until February 28, 2009 and annually thereafter unless the Company gives written notice of its intent not to renew at least 30 days prior to the renewal date. Pursuant to his agreement, Mr. Boston’s initial base salary was set at $225,000 per year, subject to annual review and adjustment by our Compensation Committee. Under the agreement, Mr. Boston’s base salary may be reduced at any time as part of a general salary reduction to all employees with annual salaries in excess of $100,000, provided, however, that any reduction shall be no more than the lesser of the median percentage salary reduction applied to such employees or 20%. Mr. Boston’s employment agreement provides that he is entitled to participate in our annual incentive plan with a target award of up to 60% of his then base salary as determined by our Compensation Committee and based upon the performance goals set by that committee for the year.

In addition to a base salary and annual bonus, Mr. Boston is entitled to receive such other benefits approved by our Compensation Committee and made available to our other senior executives and to participate in plans and receive bonuses, incentive compensation and fringe benefits as we may grant or establish from time to time. Furthermore, under Mr. Boston’s employment agreement, we are required to pay or reimburse him for customary and reasonable moving expenses he incurs in connection with any subsequent relocation of our executive offices, including a gross-up amount in the event that the relocation expense amount is considered taxable income to him. In his employment agreement, Mr. Boston has agreed not to compete with us nor solicit our employees for alternative employment during the term of his agreement and for a period of one year after termination for any reason.

Mr. Boston’s base salary for 2006 was $245,000 and his annual incentive compensation plan award for 2006 was targeted at $147,000.

Mr. Herhusky and Dr. McCluskey’s Employment Agreements.  We have employment agreements with Mr. Herhusky and Dr. McCluskey that have similar provisions to Mr. Boston’s agreement, except with respect to their positions and amounts relating to their base salary and annual bonus. We entered into the employment agreements with Mr. Herhusky to serve as Executive Vice President for Institutional Advancement, and Dr. McCluskey to serve as Executive Vice President and Provost (Chief Academic Officer) beginning October 31, 2003 and April 10, 2005, respectively. Pursuant to their agreements, Mr. Herhusky and Dr. McCluskey, respectively, had $200,000 and $160,000 as their initial base salary and both were eligible for an annual bonus of 50% of their base salary then in effect. In 2006, Mr. Herhusky and Dr. McCluskey’s base salary and annual bonuses were $205,000 and $170,000 and 102,500 and 85,000, respectively.

In addition, each of the above employment agreements provides for payments upon certain terminations of the executive’s employment. For a description of these termination provisions, whether or not following a change-in-control, and a quantification of benefits that would be received by these executives see the heading “Potential Payments upon Termination or Change-in-Control” below.

2002 Stock Incentive Plan

We adopted the American Public Education, Inc. 2002 Stock Incentive Plan in February 2002 to enable us to attract, retain and motivate employees. Under this plan, we granted to our employees options intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code and non-qualified stock options to purchase shares of our common stock. Of the 200,000 shares of common stock that were eligible for issuance pursuant to awards made under this plan,      shares of common stock were subject to options outstanding as of     , 2007. As of such date, the outstanding options had a weighted average exercise price of $      and had expiration dates ranging from      2007 to     . Although this plan remains in effect and options under the plan remain outstanding, we ceased making awards under the plan as of the adoption of our 2007 Omnibus Incentive Plan.

2007 Omnibus Incentive Plan

Our board of directors unanimously approved the American Public Education, Inc. 2007 Omnibus Incentive Plan on          , 2007 (referred to as the “new equity plan”). Our stockholders approved the plan on          , 2007. The new equity plan was effective as of          , 2007.

The granting of awards under the new equity plan will generally be within the discretion of the compensation committee of our board of directors. Accordingly, it is not possible as of the date of this prospectus to determine the nature or amount of any such awards that may be subject to future grants to our officers, employees and other participants under the new equity plan. The new equity plan is not the exclusive means of providing incentive compensation to executives and other employees eligible to participate in the new equity plan, and we reserve the right to pay incentive compensation to them under another plan or without regard to any plan in appropriate circumstances. However, our compensation committee has approved the issuance of stock options and restricted stock to the following executive officers immediately at the time of pricing of this offering. The stock options will have an exercise price equal to the initial public offering price, will vest as to one-third of the options on each of the first three anniversaries of the date of grant, and will expire seven years from the date of grant. The restricted stock will vest as to one-third on each of the first three anniversaries of the date of issuance. The following executive officers will receive the number of options and shares of restricted stock set forth opposite their name in the following table:

Executive Officer	Stock Options	Shares of Restricted Stock

Purpose and Eligibility.  The purpose of the new equity plan is to enhance our ability to attract, retain and motivate highly qualified officers, employees, non-employee directors and other persons to serve us and our affiliates and to expend maximum effort to improve our business results and earnings, by providing to such officers, employees, non-employee directors and other persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success through ownership of our common stock.

Awards may be granted under the plan to officers, directors, including non-employee directors, and other employees of ours or any of our subsidiaries or other affiliates, to any individual who is an advisor, consultant or other provider of services to us or our subsidiaries or other affiliates, and to any other individuals who are approved by the board of directors as eligible to participate in the plan. Only employees of ours or any of our subsidiaries are eligible to receive incentive stock options.

Effective Date and Term.  The new equity plan was effective as of          , 2007 and will expire on          , 2017, unless earlier terminated by our board of directors. Upon the effective date of the new equity plan, no more awards will be made under the predecessor equity plan.

Administration, Amendment and Termination.  Our board of directors will have the power and authority to administer the new equity plan. In accordance with the terms of the plan, our board of directors will delegate this power and authority to its compensation committee. The compensation committee will have the authority to interpret the terms and intent of the new equity plan, determine eligibility for and terms of awards for participants and make all other determinations necessary or advisable for the administration of the new equity plan.

The compensation committee may amend, suspend or terminate the new equity plan at any time with respect to any shares of common stock as to which awards have not been made. No such action may amend the new equity plan without the approval of stockholders if the amendment is required to be submitted for stockholder approval by applicable law, rule or regulation, including rules of The NASDAQ Stock Market.

Awards.  Awards under the new equity plan may be made in the form of:

•	stock options, which may be either incentive stock options or non-qualified stock options;

•	stock appreciation rights;

•	restricted stock;

•	restricted stock units;

•	dividend equivalent rights;

•	performance shares;

•	performance units;

•	cash-based awards;

•	other stock-based awards, including unrestricted shares; or

•	any combination of the foregoing.

Any of the foregoing awards may be made subject to attainment of performance goals over a performance period of one or more years.

An “incentive stock option” is an option that meets the requirements of Section 422 of the Internal Revenue Code, and a “non-qualified stock option” is an option that does not meet those requirements. A “stock appreciation right,” or “SAR,” is a right to receive upon exercise, in the form of common stock, cash or a combination thereof, the excess of the fair market value of one share of common stock on the exercise date over the grant price of such SAR. “Restricted stock” is an award of common stock on which are imposed restrictions over restricted periods that subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Internal Revenue Code. “Restricted stock units” are awards that represent a conditional right to receive shares of common stock in the future and that may be made subject to the same types of restrictions and risk of forfeiture as restricted stock. “Dividend equivalent rights” are awards entitling the recipient to receive credits, which may be paid currently in cash or common stock or which may be deemed to be reinvested in additional shares, that are based on cash distributions that would have been paid on the shares specified in the rights if the shares had been issued to and held by the recipient. “Performance shares” are awards of common stock, the value for which at the time the common stock is payable is determined by the extent to which the applicable performance criteria have been met. “Performance units” are similar to performance shares except that the award is based upon cash value instead of shares of common stock. “Unrestricted shares” are awards of shares of common stock that are free of restrictions other than those imposed under federal or state securities laws.

Shares Subject to the New Equity Plan.  Subject to adjustment as described below, a total of 100,000 shares of our common stock will be available for issuance under the new equity plan plus any shares of our common stock remaining available for issuance under the predecessor equity plan as of the effective date of the new equity plan and any shares of our common stock that are subject to outstanding awards under the predecessor equity plan that expire or are forfeited, canceled or settled for cash without delivery of shares of our common stock after the effective date of the new equity plan. As of          , 2007, there were           shares remaining available for issuance under the predecessor equity plan and           shares subject to outstanding awards under the predecessor equity plan which, if forfeited, would be available for issuance under the new equity plan. Shares issued under the new equity plan may be authorized but unissued shares.

Any shares covered by an award, or portion of an award, granted under the new equity plan that is forfeited or canceled, expires or is settled in cash will be deemed not to have been issued for purposes of determining the maximum number of shares available for issuance under the new equity plan.

If any stock option is exercised by tendering shares to us, or if we withhold shares to satisfy tax withholding obligations in connection with such an exercise, as full or partial payment in connection with the exercise of a stock option under the new equity plan, only the number of shares issued net of the shares tendered will be deemed issued for purposes of determining the maximum number of shares available for issuance under the new equity plan. Shares issued under the new equity plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards resulting from the acquisition of another entity will not reduce the maximum number of shares available for issuance under the new equity plan. In the case of a SAR, the number of shares subject to an award of a SAR will be counted against the number of shares available for issuance under the plan, regardless of the number of shares actually issued to settle the SAR upon exercise.

The new equity plan has a number of additional limitations on the shares reserved for issuance or amount of awards that may be granted. From and after the transition period set forth in Treasury regulations promulgated under Internal Revenue Code section 162(m), no participant may be awarded options or SARs for more than           shares in any calendar year. A maximum of          shares subject to awards other than options or SARs may be awarded to any participant in any calendar year. A maximum amount of $      in any calendar year or $      in respect of a performance period greater than one year may be awarded or credited with respect to cash-based or other performance stock-based awards to any participant in any calendar year. The foregoing limitations are subject to adjustment as described below.

Terms and Conditions of Options.  An option granted under the new equity plan will be exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than ten years from the option grant date. The compensation committee may include in the option agreement the period during which an option may be exercised following termination of employment or service.

The exercise price per share under each option granted under the new equity plan may not be less than 100%, or 110% in the case of an incentive stock option granted to a ten percent stockholder, of the fair market value of the common stock on the option grant date. For so long as the common stock remains listed on The NASDAQ Global Market, the fair market value of the common stock will be the closing price of the common stock as reported on The NASDAQ Global Market on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on The NASDAQ Global Market for the last preceding date on which sales of the common stock were reported. If the shares of common stock are listed on more than one established stock exchange, the fair market value will be the closing price of a share of common stock reported on the exchange selected by the board of directors. If the common stock is not at the time listed or admitted to trading on a stock exchange, fair market value will be the mean between the highest bid and lowest asked prices or between the high and low sale prices of the common stock. If the common stock is not listed on any stock exchange or traded in the over-the-counter market, fair market value will be as determined in good faith by the board of directors in a manner consistent with Section 409A of the Internal Revenue Code.

Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding option which reduces the option price, either by lowering the option price or by canceling the outstanding option and granting a replacement option with a lower option price.

Payment of the option price for shares purchased pursuant to the exercise of an option may be made in cash or in cash equivalents acceptable to us or, to the extent permitted by law and at the discretion of the compensation committee, through a broker-assisted cashless exercise, the tender to us of shares of common stock or by a combination of cash payment, cashless exercise, and/or tender of shares or any other method that is approved by the compensation committee.

Each option will become vested and exercisable at such times and under such conditions as the compensation committee may approve consistent with the terms of the new equity plan.

The Internal Revenue Code imposes certain limits on the amount of incentive stock options that can become exercisable in one year.

Incentive stock options are non-transferable during the optionee’s lifetime. Awards of non-qualified stock options are generally non-transferable, except for transfers by will or the laws of descent and distribution. The compensation committee may, in its discretion, determine that an award of non-qualified stock options also may be transferred to family members by gift or other transfers deemed not to be for value.

The compensation committee may impose restrictions on any shares of common stock acquired pursuant to the exercise of an option as it deems advisable, including minimum holding period requirements or restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which the shares of common stock are then listed and/or traded, or under any blue sky or state securities laws applicable to the shares of common stock.

Terms and Conditions of Stock Appreciation Rights.  SARs may be granted in conjunction with all or a part of any option or other award granted under the new equity plan, or without regard to any option or other award. The compensation committee will determine at the SAR grant date or thereafter the time or times at which and the circumstances under which a SAR may be exercised in whole or in part, the time or times at which and the circumstances under which a SAR will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, whether or not a SAR will be in tandem or in combination with any other grant, and any other terms and conditions of any SAR. Exercisability of SARs may be subject to future service requirements, to the achievement of one or more of the performance objectives that are described below under “ — Corporate Performance Objectives” or to such other terms and conditions as the compensation committee, in its sole discretion, may impose.

Upon exercise of a SAR, the holder will be entitled to receive, in the specified form of consideration, the excess of the fair market value of one share of common stock on the exercise date over the grant price of such SAR, as determined by the compensation committee. The grant price of a SAR may not be less than the fair market value of a share of common stock on the grant date. Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding SAR which would be considered a repricing under the rules of the stock exchange under which the stock is listed without the consent of the stockholders.

Awards of SARs are generally nontransferable, except for transfers by will or the laws of descent and distribution.

Terms and Conditions of Restricted Stock and Restricted Stock Units.  Subject to the provisions of the new equity plan, the compensation committee will determine the terms and conditions of each award of restricted stock and restricted stock units, including the restricted period for all or a portion of the award, the restrictions applicable to the award and the purchase price, if any, for the common stock subject to the award. Unless otherwise determined by the compensation committee, holders of shares of restricted stock will have the right during the restricted period to exercise full voting rights with respect to those shares and the right to receive any dividends declared or paid with respect to the shares. Awards of restricted stock and restricted stock units may be subject to satisfaction of individual performance objectives or one or more of the performance objectives that are described below under “ — Corporate Performance Objectives.”

The restrictions and the restricted period may differ with respect to each participant. An award will be subject to forfeiture if events specified by the compensation committee occur before the lapse of the restrictions.

Awards of restricted stock and restricted stock units are generally nontransferable during the restricted period or before satisfaction of any other restrictions applicable to the awards.

Terms and Conditions of Dividend Equivalent Rights.  The compensation committee is authorized to grant dividend equivalents to a participant in connection with an award under the new equity plan, or without regard to any other award. Dividend equivalents will entitle the participant to receive cash or common stock equal in value to dividends paid, or other periodic payments made, with respect to a specified number of shares of common stock. Dividend equivalents may be paid or distributed when accrued or will be deemed to have been reinvested in additional common stock or in awards under the new equity plan, and will be subject to such risks of forfeiture as the compensation committee may specify. Dividend equivalents are generally nontransferable, except for transfers by will or the laws of descent and distribution.

Terms and Conditions of Performance Units and Performance Shares.  The compensation committee may award performance shares and performance units in such amounts and upon such terms as the compensation committee may determine. The compensation committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of performance units or performance shares that will be paid out to a participant. The compensation committee may, in its sole discretion, pay earned performance units or performance shares in the form of cash or in shares of common stock equal to the value of the earned performance units or performance shares. Any shares of common stock issued based upon performance units or performance shares may be granted subject to any restrictions that the compensation committee deems appropriate.

Terms and Conditions of Cash-Based and Other Stock-Based Awards.  The compensation committee may grant cash-based awards to participants in such amounts and upon such terms as the compensation committee may determine. The compensation committee may also grant other types of equity-based or equity-related awards, including the grant or offer for sale of unrestricted shares, in such amounts and subject to such terms and conditions as the compensation committee may determine. Any such awards may involve the transfer of actual shares of common stock to participants, or payment in cash or otherwise of amounts based on the value of the shares of common stock. Any cash-based awards or other stock-based awards granted by the compensation committee may be subject to performance goals established by the compensation committee in its discretion.

Adjustment of Shares Subject to New Equity Plan.  In the event of any increase or decrease in the number of outstanding shares of our stock, or in the event such shares are changed into or exchanged for a different number or kind of our shares or other securities on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, the compensation committee will adjust, among other award terms, the number and kind of shares or property that may be delivered in connection with awards and the exercise price, grant price or purchase price relating to any award in such manner as the compensation committee determines to be necessary to prevent dilution or enlargement of the rights of participants.

Effect of Corporate Transactions.  Subject to the exceptions described below, upon the occurrence of a “corporate transaction,” as defined in the new equity plan, all outstanding shares of restricted stock and all stock units will become immediately vested, and the shares of stock subject to outstanding stock units will be delivered immediately before the occurrence of the corporate transaction. In addition, either of the following two actions will be taken:

•	fifteen days before the scheduled completion of the corporate transaction, all options and stock appreciation rights will become immediately exercisable and will remain exercisable for a period of fifteen days, or

•	instead of providing for accelerated vesting in awards under the new equity plan in connection with the corporate transaction, the compensation committee may provide that awards, whether or not exercisable, will be terminated and the holders of awards will receive a cash payment, or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment, equal to the value of the award.

These actions will not apply to any corporate transaction to the extent that provision is made in writing in connection with the corporate transaction for the assumption or continuation of the outstanding awards, or for the substitution for such outstanding awards of similar awards relating to the stock of the successor entity, or a parent or subsidiary of the successor entity, with appropriate adjustments to the number of shares of stock that would be delivered and the exercise price, grant price or purchase price relating to any such award. If an award is assumed or substituted in connection with a corporate transaction and the holder is terminated without cause within a year following a change in control, the award will be fully vested and may be exercised in full, to the extent applicable, beginning on the date of such termination and for the one-year period immediately following such termination or for such longer period as the compensation committee shall determine.

A “corporate transaction” means:

•	our dissolution or liquidation or our merger, consolidation, or reorganization with one or more other entities in which we are not the surviving entity;

•	a sale of substantially all of our assets to another person or entity; or

•	any transaction which results in any person or entity, other than persons who are

•	stockholders or affiliates immediately prior to the transaction, owning 50% or more of the combined voting power of all classes of our stock.

If we are the surviving entity in any reorganization, merger, or consolidation of us with one or more other entities which does not constitute a corporate transaction, any option or stock appreciation right outstanding under the new equity plan will apply to the securities to which a holder of the number of shares of our stock subject to the option or stock appreciation right would have been entitled immediately following the transaction, with a corresponding proportionate adjustment of the exercise price. In such an event, stock units will be adjusted so as to apply to the securities that a holder of the number of shares of our stock subject to the stock units would have been entitled to receive immediately following the transaction.

The compensation committee may provide in any agreement under the new equity plan for different provisions to apply to an award under the plan than those described above.

Corporate performance objectives.  Section 162(m) of the Internal Revenue Code limits public companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and the three most highly compensated executive officers determined at the end of each year. Performance-based compensation is excluded from this limitation. The new equity plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the new equity plan becomes subject to Section 162(m).

Section 162(m) requires that, to qualify as performance-based, the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals. In the case of compensation attributable to new equity plan awards other than options, the performance goal requirement is deemed satisfied if the vesting of such awards is subject to the achievement of performance goals based on objective business criteria. To establish performance objectives for these awards, the compensation committee will exclusively use business criteria specified in the new equity plan. The performance objectives may be stated either on an absolute or relative basis and may be based on one or more of such business criteria. The business criteria are:

•	total stockholder return;

•	total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index;

•	net income;

•	pretax earnings;

•	earnings before interest expense, taxes, depreciation and amortization; pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; operating margin;

•	earnings per share;

•	return on equity;

•	return on capital;

•	return on investment;

•	operating earnings;

•	working capital;

•	ratio of debt to stockholders’ equity;

•	revenue;

•	enrollments;

•	enrollments in particular populations;

•	retention;

•	course registrations;

•	student satisfaction measures; and

•	quality measures.

The business criteria may be used to measure our performance, the performance of any of our subsidiaries, affiliates and/or business units as a whole, or any combination thereof, as the compensation committee deems appropriate. The compensation committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance measures listed above.

2006 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the outstanding equity awards at fiscal year-end for our NEOs:

	Option Awards(1)
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised
	Options	Options	Option	Option
	(#)	(#)	Exercise	Expiration
Name	Exercisable	Unexercisable	Price ($)	Date

Wallace E. Boston, Jr.	8,000	12,000		06/20/2014
James H. Herhusky	0	5,000		02/27/2016
Dr. Frank B. McCluskey	1,000	4,000		04/10/2015
	0	5,000		02/27/2016
Carol S. Gilbert	0	3,000		11/29/2014

(1)	The vesting date for each service-based option award that is not otherwise fully vested is listed in the table below by expiration date:

Expiration Date	Vesting Schedule and Date

06/20/2014	Five equal installments on June 21, 2005, 2006, 2007, 2008 and 2009
11/29/2014	Five equal installments on May 15, 2005, 2006, 2007, 2008 and 2009
4/10/2015	Five equal installments on April 11, 2006, 2007, 2008, 2009 and 2010
2/27/2016	Five equal installments on February 28, 2007, 2008, 2009, 2010 and 2011

Option Exercises and Stock Vested

The following table sets forth information with respect to option exercises by our NEOs during 2006:

Option Award
	Number of Shares	Value Realized
	Acquired on Exercise	on Exercise
Name	(#)	($)(1)

Wallace E. Boston, Jr.	—	—
James H. Herhusky	—	—
Dr. Frank B. McCluskey	—	—
Carol S. Gilbert	2,000	68,520

(1)	The value realized on exercise is based on the difference between the exercise price of the option and the fair market value of our common stock, as determined by our board of directors, multiplied by the number of shares acquired.

Potential Payments on Termination or Change-in-Control

The section below describes the payments that may be made to our NEOs in connection with a change-in-control or pursuant to certain termination events. In the absence of an employment agreement or other arrangement, our NEOs are employed at-will and are not entitled to any payments upon termination or a change-in-control other than their accrued but unpaid salary or benefits. Accordingly, the table below does not provide information for Ms. Gilbert.

The employment agreements for Mr. Boston, Mr. Herhusky and Dr. McCluskey, described above, have certain provisions that provide for payments to them in the event of the termination of their respective employment.

Termination for cause, without good reason or by reason of death.  In the event that any of Mr. Boston’s, Mr. Herhusky’s or Dr. McCluskey’s employment is terminated by us for “cause”, by the executive without “good reason”, or by reason of death (each of “cause” and “good reason” as defined below), we will pay to each of them or their estate, as the case may be, their full base salary and benefits that are otherwise payable to them through the termination date of their employment. However, in the event that their employment is terminated without “good reason” or by reason of their death, we will also pay to them or their estate any earned, but unpaid, amounts they are entitled to under any of our incentive compensation plans or programs, including the annual bonus under their employment agreements.

Termination by reason of disability.  If any of Mr. Boston’s, Mr. Herhusky’s or Dr. McCluskey’s employment is terminated by reason of disability, we are required to pay to them or their estates, as the case may be, the full base salary or other benefits payable to them, including any earned, but unpaid, amounts they are entitled to under any of our incentive compensation plans or programs, including the annual bonus under their employment agreements. However, payments made to them during the time they are disabled shall be reduced by the sum of the amounts, if any, payable to them at or prior to the time of any payment under our disability benefit plans and which amounts were not previously applied to reduce any payment.

Termination without cause or for good reason.  In the event that we terminate any of Mr. Boston’s, Mr. Herhusky’s or Dr. McCluskey’s employment without “cause” or they terminate their employment for “good reason,” we are required to pay, or provide, to them:

•	in a lump sum, the sum of (a) their full base salary through the date of their termination, (b) a pro-rata amount of their annual bonus for the current fiscal year, provided that the necessary performance requirements were satisfied, adjusted for the shorter period, through their termination date, and (c) any compensation previously deferred by them and any accrued vacation pay;

•	for a period of 12 months following their termination date, an amount equal to the sum of their base salary and their annual bonus, to the extent that their and our performance was satisfying the relevant performance targets, adjusted for the short period, after their termination date through the end of the calendar year and, as to the remainder of the 12 month period following the termination date, only if our net income has increased from the same period in the prior year and the performance targets established for the NEO’s successor are being satisfied in that period;

•	for a period of 12 months following their termination date or any longer period provided for under the terms of any benefit, a continuation of benefits to them or their family at a level and in an amount that is at least equal to that which would have been provided by us to them had they continued their employment, provided, however, that if they become reemployed and are eligible to receive any of the benefits that had been provided by us, then the benefits we provide shall be secondary; and

•	to the extent not otherwise paid or provided, for a period of 12 months following their termination date, any other amounts or benefits required to be paid or provided or which they are eligible to receive under any of our other existing benefit schemes.

In addition, for each of Messrs. Boston and Herhusky, to the extent that less than 33 1/3% of all stock options granted to the executive are outstanding and unexercisable on their termination date, such additional options, if any, shall immediately accelerate and vest and become exercisable.

Acceleration of options upon change of control.  Under Messrs. Boston’s and Herhusky’s employment agreements, immediately prior to a change of control (as defined below), all stock options granted to them on or prior to the date of their respective employment agreements that are outstanding immediately prior to a change of control shall vest and become fully exercisable.

For purposes of Mr. Boston’s, Mr. Herhusky’s and Dr. McCluskey’s employment agreements, the following definitions apply:

•	“Cause” means:

•	refusal by the NEO to follow a written order of the Chairman of our Board or of the Board;

•	the NEO’s engagement in conduct materially injurious to us or our reputation;

•	dishonesty of a material nature that relates to the performance of the NEO’s duties under their employment agreement;

•	the NEO’s conviction for any crime involving moral turpitude or any felony; and

•	the NEO’s continued failure to perform his duties under his employment agreement (except due to the NEO’s incapacity as a result of physical or mental illness) to the satisfaction of our Board for a period of at least 30 consecutive days after written notice is delivered to the NEO specifically identifying the manner in which the NEO has failed to perform his duties.

•	“Change of Control” means:

•	our dissolution or liquidation, or a merger, consolidation or reorganization of us with one or more other entities in which we are not the surviving entity;

•	a sale of substantially all of our assets to another person or entity; or

•	any transaction (including without limitation a merger or reorganization in which we are the surviving entity) which results in any person or entity (other than the persons who are stockholders or affiliates immediately prior to the transaction) owning 50% or more of the combined voting power of all classes of our stock.

•	“Good Reason” means:

•	the assignment to the NEO of duties inconsistent in any material respect with the NEO’s position as set forth in, or in accordance with, their employment agreement, excluding an isolated, insubstantial and inadvertent action that we remedy promptly after receipt of notice from the NEO;

•	any failure by us to comply with any provisions of the NEO’s employment agreement, excluding an isolated, insubstantial and inadvertent action that we remedy promptly after receipt of notice from the NEO;

•	there is a merger, acquisition or other similar affiliation with another entity and the NEO does not continue in his position, or any other office he holds at the time of the transaction, of the most senior resulting entity succeeding to our business; and

•	any failure by us to require any successor or any party that acquires control of us, whether directly or indirectly, by purchase, merger, consolidation or otherwise, or all or substantially all of our business and/or assets to assume expressly and agree to perform the NEO’s employment agreement in the same manner and to the same extent that we would be required to perform it if no succession had taken place.

Payment and Benefit Estimates

The table below was prepared to reflect the estimated payments that would have been made pursuant to the agreements described above. The estimated payments were calculated as though the applicable triggering event occurred, and the NEO’s employment was terminated, on December 31, 2006, using the fair value price of $           of our common stock as of December 31, 2006. As discussed in the narrative above, upon termination for cause, by the NEO without good reason or upon death or disability, the NEO is generally only entitled to receive amounts he is owed as of the termination date (e.g., salary, benefits and, in limited cases, any previously earned, but unpaid, annual incentive compensation). Assuming a termination date of December 31, 2006, these amounts are set forth in the tables above, and we have not included any such amounts below. In addition, we have not included these earned, but unpaid amounts, in the termination events included in the table below.

	Aggregate	Accelerated
	Severance	Vesting of	Welfare Benefits
	Pay(1)	Stock Options	Continuation	Total
Executive	($)	($)	($)	($)

Wallace E. Boston, Jr.
Termination without Cause or by executive for Good Reason	483,875	—	11,120	494,995
Termination without cause or by executive for Good Reason in connection with a Change-in-Control	483,875	459,840	11,120	954,835
James H. Herhusky
Termination without Cause or by executive for Good Reason	371,563	—	3,904	375,467
Termination without cause or by executive for Good Reason in connection with a Change-in-Control	371,563	20,300	3,904	395,766
Dr. Frank B. McCluskey
Termination without Cause or by executive for Good Reason	308,125	—	4,323	312,448
Termination without cause or by executive for Good Reason in connection with a Change-in-Control	308,125	135,580	4,323	448,028

(1)	We have assumed for purposes of calculating the aggregate severance pay that our net income and the NEO’s successor’s performance would be sufficient for the NEO to receive the maximum payout.

2006 Director Compensation

The following table sets forth information regarding compensation paid to directors during 2006:

Fees Earned
	or Paid	Option	All Other
	in Cash	Awards	Compensation
Name(1)	($)	($)(2)	($)	Total ($)

Phillip A. Clough	—	—	—	—
Jean C. Halle	7,500	4,881	—	12,381
Ralph Terkowitz(3)	—	—	—	—
David A. Warnock	—	—	—	—
Timothy Weglicki	—	—	—	—

(1)	See the Summary Compensation Table in the Executive Compensation section of this Prospectus for disclosure related to Mr. Boston who is one of our NEOs as of December 31, 2006.

(2)	Amounts represent the dollar amount recognized for financial statement purposes for each director during 2006, as computed in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-based Payments,” which we refer to as FAS 123R, other than disregarding any estimates of forfeitures relating to service-based vesting conditions. See Note 9 of our consolidated financial statements in this Prospectus for the year ended December 31, 2006 regarding assumptions underlying the valuation of equity awards. The only option award made to non-employee directors in 2006 was to Ms. Halle, which amounted to 1,500 shares that were granted on May 19, 2006 with a grant date fair market value of $50 per share and vest in five equal installments on May 19, 2007, 2008, 2009, 2010 and 2011. As of December 31, 2006, the aggregate number of exercisable and unexercisable option awards outstanding held by our directors were all held by Ms. Halle and she had 300 and 1,200, respectively

(3)	Resigned from the board of directors effective May 7, 2007.

In 2007 we adopted a new directors’ compensation policy for our non-employee directors that will be applicable after this offering and that will utilize annual retainers and restricted stock grants. Our non-employee directors will receive an annual retainer of $32,250 and each committee chair will receive an additional annual retainer of $4,500, except for the chair of the audit committee, whose additional annual retainer will be $10,000. The annual retainers will be payable in quarterly installments, and each director will have the alternative to elect before the beginning of the applicable year to receive their annual retainer in common stock having the same value as the portion of the annual retainer to be paid, calculated as of the close of business on the first business day of the year. After our annual meeting of stockholders each year, we will also make an annual grant to each director of restricted stock having a value of $36,750 on the date of delivery. The restricted stock grant will vest on the earlier of the one year anniversary of the date of grant and immediately prior to the next year’s annual meeting of stockholders.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The table presented below shows information regarding the beneficial ownership of our common stock as of July 31, 2007, before and after giving effect to the offering, by:

•	each person or entity known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The information in the following table has been presented in accordance with the rules of the SEC. Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Unless otherwise specified, the address of each named beneficial owner is c/o American Public Education, Inc., 111 W. Congress Street, Charles Town, West Virginia 25414.

For purposes of calculating beneficial ownership, we have assumed that, as of July 31, 2007:

•	the outstanding shares of our Class A common stock are converted into an equal number of shares of common stock; and

•	we will issue shares of common stock in the offering.

		Percentage of Shares Outstanding
			After	After
	Number		Offering Assuming	Offering Assuming
	of Shares		No Exercise of	Full Exercise of
	Beneficially	Before	Over-Allotment	Over-Allotment
Name of Beneficial Owner	Owned(1)	Offering	Option	Option

5% Stockholders:
Entities affiliated with ABS Capital Partners(2)	646,632	59.11%
Entities affiliated with Camden Partners(3)	160,000	14.63%
Directors and Named Executive Officers:
Wallace E. Boston, Jr.	32,000	2.91%
Phillip A. Clough(2)	646,632	59.11%
J. Christopher Everett	—	—
F. David Fowler	—	—
Jean C. Halle	300	*
David L. Warnock(3)	160,000	14.63%
Timothy W. Weglicki(2)	646,632	59.11%
James H. Herhusky(4)	46,000	4.20%
Dr. Frank B. McCluskey(5)	3,000	*
Carol S. Gilbert	3,000	*
All of our directors and executive officers as a group (13 persons)(6)	920,479	82.93%

*	Represents beneficial ownership of less than 1%.

(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

(2)	Includes:

(i)	572,069 shares of common stock issuable upon the conversion of shares of Class A common stock and 138 shares of common stock held of record by ABS Capital Partners IV, L.P.;

(ii)	19,154 shares of common stock issuable upon the conversion of shares of Class A common stock and 5 shares of common stock held of record by ABS Capital Partners IV-A, L.P.;

(iii)	32,854 shares of common stock issuable upon the conversion of shares of Class A common stock and 8 shares of common stock held of record by ABS Capital Partners IV Offshore, L.P.; and

(iv)	22,399 shares of common stock issuable upon the conversion of shares of Class A common stock and 5 shares of common stock held of record by ABS Capital Partners IV Special Offshore, L.P. (together with ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P. and ABS Capital Partners IV Offshore, L.P., the “ABS Entities”).

ABS Partners IV, L.L.C. is the general partner of the ABS Entities and has voting and dispositive power over these shares, which is shared by Messrs. Clough and Weglicki, Donald B. Hebb, Jr., John D. Stobo, Jr. Frederic G. Emry, Ashoke Goswami, Ralph S. Terkowitz and Laura L. Witt (the “Managers”) as the managing members of ABS Partners IV, L.L.C. Each of the Managers, including Messrs. Clough and Weglicki who both serve on our board of directors, disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interests. The address for these entities is 400 East Pratt Street, Suite 910, Baltimore, Maryland 21202.

(3)	Includes:

(i)	153,616 shares of common stock issuable upon the conversion of shares of Class A common stock held of record by Camden Partners Strategic Fund III, L.P.; and

(ii)	6,384 shares of common stock issuable upon the conversion of shares of Class A common stock held of record by Camden Partners Strategic Fund III-A, L.P. (together with Camden Partners Strategic Fund III, L.P., the “Camden Entities”).

Camden Partners Strategic III, LLC is the general partner of the Camden Entities and its managing member is Camden Partners Strategic Manager, LLC, which has sole voting and dispositive power over these shares. The managing members of Camden Partners Strategic Manager, LLC, are Mr. Warnock, Donald W. Hughes, Richard M. Berkeley and Richard M. Johnston (the “Camden Members”). Each of the Camden Managers, including Mr. Warnock who serves on our board of directors, disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interests. The address for these entities is 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.

(4)	Includes 3,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of July 31, 2007.

(5)	Includes 1,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of July 31, 2007.

(6)	The shares of common stock shown as beneficially owned by all directors and executive officers as a group include options to purchase shares of common stock exercisable within 60 days of July 30, 2007.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Related Person Transactions

We have adopted a written code of business conduct and ethics, or code of conduct, effective as of the date of the offering, pursuant to which our executive officers, directors and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related person transaction with us without the prior consent of our audit committee, or other independent committee of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related person transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

Related Person Transactions

Set forth below is a summary of certain transactions since January 1, 2004 among us, our directors, our executive officers, beneficial owners of more than 5% of either class of our common stock or our Class A common stock outstanding before completion of the offering and some of the entities with which the foregoing persons are affiliated or associated in which the amount involved exceeds or will exceed $120,000.

Special Distribution

We declared a special distribution that will be payable promptly after the completion of this offering to our stockholders of record as of          , 2007. The aggregate amount of the special distribution will be equal to the proceeds from the sale of common stock in this offering before the underwriting discount but before expenses, excluding any proceeds received by us in the event the underwriters exercise their over-allotment option. Based on an assumed offering price of $      per share, which is the midpoint of the range we show on the cover page of this prospectus, the amount of the special distribution will be $      million, or $      per common share on an as if converted basis.

The following table sets forth the amount of cash to be paid as a result of the special distribution in respect of shares of our capital stock as to which each of our 5% stockholders, executive officers and directors is deemed to have sole or shared voting or investment power as of          , 2007.

Shares Beneficially
	Owned and	Special Distribution
	Outstanding as of	Amount as to Shares
Name of Beneficial Owner	, 2007(1)	Beneficially Owned(2)

5% Stockholders
Entities affiliated with ABS Capital Partners
Entities affiliated with Camden Partners
Directors
Wallace E. Boston, Jr.(3)
Phillip A. Clough(4)
J. Christopher Everett
F. David Fowler
Jean C. Halle
David L. Warnock(5)
Timothy W. Weglicki(4)
Executive Officers
Harry T. Wilkins
James H. Herhusky
Dr. Frank B. McCluskey
Peter W. Gibbons
Carol S. Gilbert
Mark L. Leuba

All directors and executive officers as a group

(1)	For the purpose of calculating shares beneficially owned and outstanding as of , 2007, the number of shares of common stock deemed outstanding assumes the conversion of all outstanding shares of our Class A common stock into common stock, and excludes all shares of common stock subject to options. Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons that possess sole or shared voting power and/or investment power with respect to those securities. The persons identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as set forth in the footnotes to the table included in “Beneficial Ownership of Common Stock.”

(2)	Based on an assumed offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(3)	Mr. Boston is our chief executive officer and a member of our board of directors.

(4)	Entities affiliated with ABS Capital Partners will receive $ million of the special distribution. Messrs. Clough and Weglicki are General Partners of ABS Capital Partners.

(5)	Entities affiliated with Camden Partners will receive $ million of the special distribution. Mr. Warnock is a Partner of Camden Partners.

Pursuant to the terms of our equity incentive arrangements, the special distribution will also cause a proportionate adjustment to the stock options held by our optionees, including our directors and executive officers. This adjustment will cause the total number of shares subject to options held by our optionees to increase while the aggregate exercise price will remain the same. Effectively, as a result of the special distribution, our optionees will be entitled to receive more shares for the same aggregate exercise price for each option held. The following table shows each option held by our directors and executive officers as of

          , 2007, the aggregate exercise price for all shares subject to an option as of that date, and the total number of shares for which the options will be exercisable as a result of the adjustment in connection with the special distribution, assuming that the offering price is $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

	Shares Subject to		Shares Subject to
	Options	Aggregate	Options as Adjusted
	Outstanding as of	Exercise	for the Special
Name of Optionee	, 2007	Price	Distribution

Directors
Wallace E. Boston, Jr.(1)
Jean C. Halle
J. Christopher Everett
F. David Fowler
Executive Officers
Harry T. Wilkins
Peter W. Gibbons
Carol S. Gilbert
James H. Herhusky
Dr. Frank B. McCluskey
Mark L. Leuba

(1)	Mr. Boston is our chief executive officer and a member of our board of directors.

Class A Common Stock Offering, Stock Repurchase and Common Stock Issuance

In August 2005, we sold 320,000 shares of our newly designated Class A common stock at a purchase price of $50 per share, resulting in gross proceeds of $16 million. Of the Class A common stock sold, 160,000 shares in the aggregate were purchased by ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P., ABS Capital Partners IV Offshore L.P. and ABS Capital Partners IV Special Offshore L.P., which we refer to collectively as the ABS Entities, and 160,000 shares in the aggregate were purchased by Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P., which we refer to collectively as the Camden Entities. Two of our board members, Messrs. Clough and Weglicki, are managing members of the general partner of the ABS Entities. One of our board members, Mr. Warnock, is a managing member of the general partner of the Camden Entities.

We used the proceeds of the sale of the Class A common stock to fund the repurchase of all of the common stock then owned, or issuable pursuant to vested options held, by Mr. James P. Etter, our founder who at the time was one of our directors. In connection with the sale of our Class A common stock, we amended and restated our certificate of incorporation, which provided for the reclassification of each share of our Series A Preferred into 2.060632 shares of our Class A common stock. All 236,082 shares of our Series A Preferred outstanding were held by the ABS Capital Entities, and as a result of the reclassification the ABS Entities received an additional 486,476 shares of our Class A common stock. We also amended and restated an existing registration rights agreement and a stockholders’ agreement that we had previously entered into with some of our stockholders, both of which are described below.

Amended and Restated Registration Rights Agreement

We have entered into an amended and restated registration rights agreement that grants registration rights to a number of our stockholders, and the ABS Entities and the Camden Entities. As of March 31, 2007, the ABS Entities and Camden Entities collectively beneficially owned stock having approximately 74% of our outstanding voting power, and, after completion of this offering, the ABS Entities will beneficially own stock having approximately     % of our outstanding voting power, or approximately     % if the underwriters exercise their over-allotment option in full, and the Camden Entities will beneficially own stock having

approximately     % of our voting power, or approximately     % if the underwriters exercise their over-allotment option in full. Pursuant to the registration rights agreement, after this offering, the former holders of our Class A common stock will have the right to require us to register for public resale under the Securities Act an aggregate of        shares of common stock that we will issue upon conversion of the Class A common stock upon completion of this offering. This “demand” registration right is exercisable six months after this offering by holders of at least 30% of the then outstanding shares of common stock held by the stockholders to whom these rights were granted. If this demand registration is exercised, all other holders of registrable shares may join in the registration statement, provided that if the registration is an underwritten offering and the managing underwriters advise in writing that the number of converted shares of common stock to be included in the registration exceeds the number that can be sold in such offering, the number of shares that may be included in the offering may be limited by a formula set forth in the agreement. The number of the demand registrations is limited to two if the registrations cover 75% of the amount of the shares that holders requested be registered.

If we propose to file a registration statement for the sale of our common stock by us or by our other security holders, other than a registration statement in connection with a demand registration or in connection with employee benefit or acquisition related matters, then these stockholders are entitled to require us to include their shares of common stock in that registration statement. Pursuant to a formula set forth in the registration rights agreement, we can limit the number of shares that these holders are entitled to include in this type of “piggyback” registration if the offering is an underwritten offering and the managing underwriters advise in writing that the number of shares of common stock to be included in the registration exceeds the number that can be sold in such offering.

In addition, in the event that we become eligible to register securities by means of a registration statement on Form S-3 under the Securities Act, the holders to whom these registration rights were granted may require us to register the sale of the shares provided that the reasonably anticipated aggregate price to the public of such securities is at least $1 million.

We are required to bear all registration fees and expenses related to the registrations under the registration rights agreement, excluding any transfer taxes relating to the sale of the shares held by the stockholders entitled to registration rights and any underwriting discounts or selling commissions. In addition, we will indemnify the selling stockholders in such transactions. See “Shares Eligible for Future Sale — Common Stock Registration Rights” for a detailed description of these registration rights that will continue after the completion of the offering.

Second Amended and Restated Stockholders Agreement

We have entered into a second amended and restated stockholders’ agreement with a number of our stockholders, including entities affiliated with ABS Capital Partners, entities affiliated with Camden Partners, and certain of our stockholders who are our executive officers or who are affiliated with our executive officers, including James H. Herhusky and Wilkins, Little & Matthews, LLP. The agreement sets forth agreements to appoint directors to our board, including a specified number of persons designated by entities affiliated with ABS Capital Partners and entities affiliated with Camden Partners, restrictions on the transfer of shares of our stock prior to this offering, rights of first refusal regarding sales of our stock, drag-along rights and preemptive rights, among other requirements. The agreement terminates by its terms upon the completion of this offering.

Arrangements with Harry T. Wilkins and Wilkins, Little & Matthews, LLP

On December 1, 2004, we entered into a consulting agreement with Wilkins, Little & Matthews, LLP, or WLM, a consulting firm specializing in accounting, tax and other financial matters, which was co-founded by Harry T. Wilkins. The agreement was terminated in February 2007 at the time Mr. Wilkins became our chief financial officer. Pursuant to the consulting agreement, WLM provided us with consulting services related to accounting and financial matters on a non-exclusive basis. Under the agreement, we were required to pay WLM a base retainer of $6,000 each month for the term of the consulting agreement, to pay it for hours spent in excess of 15 per week and to also reimburse it for all reasonable and customary expenses it incurred. The consulting agreement was for an initial term of four years renewable for additional four-year terms upon mutual written consent of the parties and superceded a prior consulting agreement that we had entered into with WLM in January 2002. Under the 2002 consulting agreement, we paid WLM $5,000 each month, paid it for hours spent in excess of 15 per week and also reimbursed it for all reasonable and customary expenses it incurred. In addition, we were required to grant WLM a nonqualified stock option to acquire 9,000 shares of our common stock that vested in full in August 2004. In 2006, 2005 and 2004, pursuant to the consulting agreements, we paid WLM $72,500, $184,568 and $94,425, respectively.

Mr. Wilkins served as a member of our board of directors from December 2004 until March 2005 and from August 2005 until his resignation in February 2007, at which time he resigned in connection with his appointment as our chief financial officer. He also served as a member of our board of trustees from January 2005 until February 2007.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes provisions of our certificate of incorporation and bylaws as they will be in effect upon completion of the offering. As of the date of this prospectus, our authorized capital stock consists of          shares of common stock, $0.01 par value per share, of which          are designated common stock and          are designated as Class A common stock, and          shares of undesignated preferred stock, $0.01 par value per share. Immediately after completion of this offering, after giving effect to the conversion of our outstanding Class A common stock into common stock and the effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of          shares of common stock, $0.01 par value per share, and          shares of undesignated preferred stock, $0.01 par value per share. Immediately after completion of the offering (assuming completion had occurred as of          , 2007),          shares of common stock and no shares of Class A common stock or preferred stock will be outstanding.

Common Stock

Holders of common stock are entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds; and

•	upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

The holders of our common stock are entitled to receive dividends as they may be lawfully declared from time to time by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. Any dividends declared on the common stock will not be cumulative.

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us. Except as otherwise required by law, holders of the common stock, are not entitled to vote on any amendment or certificate of designation relating to the terms of any series of preferred stock if the holders of the affected series as entitled to vote on such amendment or certificate of designation under the certificate of incorporation.

Before the date of this prospectus, there has been no public market for the common stock. We expect that the shares of our common stock will be approved for quotation on The NASDAQ Global Market, subject to notice of issuance, under the symbol “APEI.”

American Stock Transfer & Trust Company will serve as the transfer agent and registrar for the common stock.

Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without further action by our stockholders, except as described below, to issue up to           shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the offering, no shares of our authorized preferred stock will be outstanding. Because the board of directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could discourage a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Anti-Takeover Effect of Our Charter and Bylaw Provisions

Our certificate of incorporation and bylaws contain provisions that could make it more difficult to complete an acquisition of American Public Education by means of a tender offer, a proxy contest or otherwise.

Maximum Number of Directors.  Our certificate of incorporation does not limit the maximum size of our board of directors.

Special Stockholder Meetings.  Our bylaws provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of our board of directors.

No Stockholder Action by Written Consent.  Our certificate of incorporation provides that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the board of directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure.  Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to or mailed and received by us not less than 60 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 30 days before or 60 days after such anniversary date, we must receive the notice not later than the close of business on the fifth day following the day on which we provide the notice or public disclosure of the date of the meeting. The notice must include the following information:

•	the name and address of the stockholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

•	a representation that the stockholder is a holder of record of our capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

•	if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the stockholder;

•	such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated, or intended to be nominated, or the matter had been proposed, or intended to be proposed, by the board of directors;

•	if applicable, the consent of each nominee to serve as a director if elected; and

•	such other information that the board of directors may request in its discretion.

Section 203 of the Delaware General Corporation Law.  We are subject to Section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person. Because the ABS Entities acquired their shares prior to this offering, Section 203 is currently inapplicable to any business combination or transaction with the ABS Entities or their affiliates.

The application of Section 203 may make it difficult and expensive for a third party to pursue a takeover attempt we do not approve even if a change in control would be beneficial to the interests of our stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have outstanding          shares of common stock. Of these shares, the          shares to be sold in the offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction under the Securities Act, unless the shares are held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act.

The remaining          shares of common stock outstanding upon completion of the offering will be “restricted securities,” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as the exemption afforded by Rule 144.

Lockup Agreements.  For a description of our lockup agreements with the underwriters that restrict sales of our shares by us, our executive officers and directors and most of our other existing stockholders, see “Underwriting.”

Sales Under Rule 144.  The following shares will be eligible for sale in the public market at the following times:

•	days after the date of this prospectus, approximately shares of common stock will be eligible for sale in the public market, of which the sale of approximately shares will be subject to volume, manner of sale and other limitations under Rule 144; and

•	the remaining shares of common stock will be eligible for sale under Rule 144 from time to time upon the expiration of Rule 144’s one-year holding period.

Of the          shares of common stock that will be outstanding after the offering in addition to the shares being sold,          shares are subject to the lockup agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

In general, under Rule 144, a person who has beneficially owned restricted shares of common stock for at least one year would be entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock, which will total approximately shares immediately after completion of the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice with the SEC with respect to the sale.

Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person that has not been our affiliate at any time during the three months before a sale and that has beneficially owned the shares proposed to be sold for at least two years may sell these shares without complying with the volume, manner of sale and other conditions of Rule 144.

Sales Under Rule 701.  In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisers who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144. Based upon the number of shares outstanding as of          , 2007, a total of approximately          shares of our common stock outstanding as of          , 2007 and approximately          shares of our common stock that may be acquired upon exercise of options outstanding as of          , 2007 will be eligible to be sold under Rule 701 beginning 90 days after the date of this prospectus, subject to the vesting provisions that may be contained in individual option agreements. However,          of such shares are subject to the lockup agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Common Stock Registration Rights.  Before this offering, we granted some of our stockholders, including entities affiliated with ABS Capital Partners and Camden Partners, registration rights with respect to their shares of common stock. See “Certain Relationships and Related Person Transactions — Amended and Restated Registration Rights Agreement” above. As of          , 2007,          shares of our common stock, representing          % of our outstanding common stock immediately after completion of this offering, were entitled to the benefits of these registration rights. We have granted the following types of registration rights:

•	demand registration rights, exercisable six months after this offering by holders of at least 30% of the then outstanding shares of common stock held by stockholders with registration rights, in which these stockholders are entitled to require us to register the sale of their shares under the Securities Act on up to two occasions during the seven years following the consummation of this offering, subject to certain limitations;

•	piggyback registration rights, in which stockholders with registration rights are entitled to require us to include their shares in a registration of our securities for sale by us or by other holders of our securities, subject to certain limitations; and

•	S-3 registration rights, in which stockholders with registration rights may require us, in the event that we become eligible to register securities by means of a registration statement on Form S-3 under the Securities Act, to register the sale of their shares, provided that the reasonably anticipated aggregate price to the public of such securities is at least $1 million.

These registration rights may not be exercised until 180 days after the date of this prospectus. In addition, these registration rights are subject to various conditions, including notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. We generally are required to bear the expense of all these registrations, except for underwriting discounts and commissions. In addition, we will indemnify the selling stockholders in such transactions.

Registration Statement on Form S-8.  As soon as practicable after this offering, we intend to file a registration statement on Form S-8 under the Securities Act to cover our offering of shares of common stock under our employee benefit plans. None of the shares registered on Form S-8 that are subject to lockup agreements will be eligible for resale until expiration or termination of the lockup agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of some U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a “U.S. person,” as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no complete assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold our common stock as a capital asset, which is generally property held for investment. This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances nor does it address the special tax rules applicable to special classes of non-U.S. holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

•	U.S. expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.

For purposes of this discussion, a U.S. person means a person who is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any state within the United States, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or other trusts considered U.S. persons for U.S. federal income tax purposes.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

If distributions are paid on shares of our common stock, the distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax, provided certification requirements are met, as described below, but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, of a portion of its effectively connected earnings and profits for the taxable year.

To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of shares of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of (1) the period during which you hold our common stock or (2) the five-year period ending on the date you dispose of our common stock.

We believe that we are not currently, and will not become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, it will not be treated as a U.S. real property interest, in general, with respect to any non-U.S. holder that holds no more than 5% of such regularly traded common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock, and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but will generally not be subject to withholding. Corporate holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder are considered U.S. situs assets and will be included in the individual’s estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the gross amount of distributions on our common stock paid to such non-U.S. holder and the tax withheld with respect to those distributions. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person, or if other requirements are met. Dividends paid to a non-U.S. holder who fails to certify status as a non-U.S. person in accordance with the applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate, which is currently 28%. Dividends paid to non-U.S. holders subject to the 30% withholding tax described above under “Dividends,” generally will be exempt from backup withholding.

Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has specified types of connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a U.S. person and satisfies other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

UNDERWRITING

The underwriters named below have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and between the underwriters and us, to purchase from us the respective number of shares of common stock set forth opposite each underwriter’s name in the table below. William Blair & Company, L.L.C. is acting as Sole Book-Running Manager, Piper Jaffray & Co. is acting as Co-Lead Manager and Stifel, Nicolaus & Company, ThinkEquity Partners LLC, BMO Capital Markets Corp., and Signal Hill Capital Group LLC are acting as Co-Managers for this offering.

Underwriter	Number of Shares

William Blair & Company, L.L.C.
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
ThinkEquity Partners LLC
BMO Capital Markets Corp.
Signal Hill Capital Group LLC
Total

This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The representative of the underwriters has advised us that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $      per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $      per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about          , 2007. At that time, the underwriters will pay us for the shares in immediately available funds. After commencement of the public offering, the representative may change the public offering price and other selling terms.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of additional shares of common stock from us at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

The following table summarizes the compensation to be paid by us to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price
Underwriting discount paid by us
Proceeds, before expenses to us

We estimate that our total expenses for this offering, excluding the underwriting discount, will be approximately $      million.

We and each of our directors, executive officers and certain of our existing stockholders holding in the aggregate           shares of our common stock have agreed, subject to limited exceptions described below, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

•	directly or indirectly, offer, sell (including “short” selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934); or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

The 180-day lock-up period will be extended if (1) we release earnings results or material news or a material event relating to our company occurs during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event.

This agreement does not extend to transfers or dispositions (i) by gift, (ii) by will or intestate succession to immediate family members, or (iii) to any trust for the direct or indirect benefit of the transferor or his or her immediate family, provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the 180 days. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by the rules of the National Association of Securities Dealers, Inc. and market conditions generally. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. For more information, see “Shares Eligible for Future Sale.”

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities for misstatements in the registration statement of which this prospectus forms a part, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

The representative has informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representative has also informed us that the underwriters intend to deliver all copies of this prospectus via electronic means, via hand delivery or through mail or courier services.

In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the representative may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if shares of common stock sold by such underwriter or selling group member in this offering are repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on The NASDAQ Global

Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

Prior to this offering, there has been no public market for our common stock. Consequently, we and the representative of the underwriters have negotiated to determine the initial public offering price. We and they have considered current market conditions, our operating results in recent periods, the market capitalization of other companies in our industry and estimates of our potential.

We will apply to have our common stock approved for quotation on The NASDAQ Global Market and have reserved the symbol “APEI.”

In the ordinary course of business, some of the underwriters and their affiliates may in the future provide investment banking, commercial banking and other services to us for which they may receive customary fees or other compensation. Stifel, Nicolaus & Company, Incorporated (as successor to substantially all of the assets of the Capital Markets businesses of Legg Mason Wood Walker, Incorporated and for the benefit of its employees) has an economic interest in the proceeds of a warrant to purchase up to 14,165 shares of our Class A Common Stock, which is held by Citigroup Global Markets Inc. as successor in interest to Legg Mason Wood Walker, Incorporated. In addition, one of the principals of William Blair & Company, L.L.C. is an investor in one of the Camden Partners funds that will receive a portion of the dividend we intend to pay with the proceeds of this offering.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Baltimore, Maryland. Legal matters in connection with the offering will be passed upon for the underwriters by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of American Public Education, Inc. and subsidiaries as of December 31, 2005 and 2006, and for each of the years in the period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of McGladrey & Pullen, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the common stock to be sold in the offering. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our common stock, we refer you to the registration statement. For additional information, you should refer to the exhibits and schedules that have been filed with our registration statement on Form S-1. Statements in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to that exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibit.

Upon completion of the offering, we will become subject to the reporting and information requirements of the Securities Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, all or any portion of the registration statement or any other information that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information concerning the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, will also be available to the public on the SEC’s Internet site at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

American Public Education, Inc. and Subsidiaries

Page

American Public Education, Inc. and Subsidiaries:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2005 and as of March 31, 2007 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004 and the three months ended March 31, 2007 and 2006 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2006, 2005, 2004 and 2003 and the three months ended March 31, 2007 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004 and for the three months ended March 31, 2007 and 2006 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
American Public Education, Inc.
Charles Town, West Virginia

We have audited the accompanying consolidated balance sheets of American Public Education, Inc. and Subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Public Education, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Effective January 1, 2006, the Company changed their method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ McGladrey & Pullen, LLP

Baltimore, Maryland
March 28, 2007

AMERICAN PUBLIC EDUCATION, INC.

Consolidated Balance Sheets

			As of
	As of		March 31,
	December 31,		2007
	2005	2006	Actual
			(Unaudited)
	(In thousands, except per share amounts)

Assets
Current assets:
Cash and cash equivalents	$5,511	$11,678	$15,846
Accounts receivable, net of allowance of $570 in 2005, $263 in 2006 and $399 in 2007	7,516	13,813	14,343
Income tax receivable	1,269	679	—
Prepaid expenses	532	856	1,001
Deferred income taxes	175	299	471
Current assets of discontinued operations	96	33	—

Total current assets	15,099	27,358	31,661
Property and equipment, net	9,532	9,363	9,583
Other assets	383	386	426
Non-current assets of discontinued operations	795	8	—

Total assets	$25,809	$37,115	$41,670

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,112	$1,502	$1,109
Accrued liabilities	1,820	3,157	2,086
Income taxes payable	—	—	711
Deferred revenue	6,148	12,217	15,006
Current portion of long-term debt	—	29	29
Current liabilities of discontinued operations	278	8	—

Total current liabilities	9,358	16,913	18,941
Deferred income taxes	1,912	1,437	1,457
Long-term debt	—	1,944	1,936

Total liabilities	11,270	20,294	22,334

Stockholders’ equity:
Common Stock
Class A, $0.01 par value:
Authorized shares — 1,070; Issued and outstanding shares — 841 in 2005, 2006 and 2007	8	8	8
Common stock, $0.01 par value:
Authorized shares — 1,500; 220 outstanding in 2005; 231 in 2006 and 248 in 2007	2	2	2
Additional paid-in capital	13,674	14,158	15,139
Retained earnings	855	2,653	4,187

Total stockholders’ equity	14,539	16,821	19,336

Total liabilities and stockholders’ equity	$25,809	$37,115	$41,670

The accompanying notes are an integral part of these consolidated statements.

AMERICAN PUBLIC EDUCATION, INC.

Consolidated Statements of Operations

	Year Ended			Three Months Ended
	December 31,			March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands, except per share amounts)

Revenues	$23,119	$28,178	$40,045	$8,205	$14,089

Costs and expenses
Instructional costs and services	10,944	13,247	17,882	3,752	6,081
Selling and promotional	2,206	4,043	4,879	1,120	1,436
General and administrative	5,737	6,166	8,959	1,777	2,761
Write-off of software development project	—	—	3,148	—	—
Depreciation and amortization	674	1,300	1,953	383	618
Stock-based compensation	—	1,198	284	145	502

Total costs and expenses	19,561	25,954	37,105	7,177	11,398

Income from continuing operations before interest income and income taxes	3,558	2,224	2,940	1,028	2,691
Interest income, net	56	225	289	65	144

Income from continuing operations before income taxes	3,614	2,449	3,229	1,093	2,835
Income tax expense	1,327	1,061	771	515	1,301

Income from continuing operations	2,287	1,388	2,458	578	1,534
Preferred stock accretion	(1,085)	(681)	—	—	—

Income from continuing operations attributable to common stockholders	1,202	707	2,458	578	1,534
Loss from discontinued operations, net of income tax benefit of $336, $314 and $37 in 2005, 2006 and for the three months ended March 31, 2006, respectively	—	(303)	(660)	(47)	—

Net income attributable to common stockholders	$1,202	$404	$1,798	$531	$1,534

Income from continuing operations per common share:
Basic	$4.67	$1.90	$2.30	$0.54	$1.42

Diluted	$4.65	$1.80	$2.22	$0.52	$1.35

Net income attributable to common stockholders per common share:
Basic	$2.45	$0.55	$1.68	$0.50	$1.42

Diluted	$2.45	$0.53	$1.62	$0.48	$1.35

Weighted average number of common
Basic	489,672	732,278	1,067,381	1,061,703	1,078,479

Diluted	491,550	769,423	1,107,063	1,104,002	1,137,321

The accompanying notes are an integral part of these consolidated statements.

AMERICAN PUBLIC EDUCATION, INC.

Consolidated Statement of Stockholders’ Equity
(Unaudited with respect to the three months ended March 31, 2007)

	Class A				Additional		Total
	Common Stock		Common Stock		Paid-In	Retained	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
	(In thousands, except shares)

Balance at December 31, 2003	—	$—	489,672	$5	$25	$(751)	$(721)
Stock issued for cash	—	—	19,000	0	257	—	257
Net income	—	—	—	—	—	1,202	1,202

Balance at December 31, 2004	—	—	508,672	5	282	451	738
Acquisition of Rockwell	—	—	8,001	0	200	—	200
Stock issued for cash	355,000	4	75,650	0	19,057	—	19,061
Stock repurchased from stockholders	—	—	(372,301)	(3)	(17,415)	—	(17,418)
Preferred stock accretion	—	—	—	—	—	(681)	(681)
Reclassification of preferred stock due to recapitalization	486,478	4	—	—	11,550	681	12,235
Net income	—	—	—	—	—	404	404

Balance at December 31, 2005	841,478	8	220,022	2	13,674	855	14,539
Stock issued for cash	—	—	11,100	—	200	—	200
Stock-based compensation	—	—	—	—	284	—	284
Net income	—	—	—	—	—	1,798	1,798

Balance at December 31, 2006	841,478	8	231,122	2	14,158	2,653	16,821
Stock issued for cash	—	—	16,700	—	479	—	479
Stock-based compensation	—	—	—	—	502	—	502
Net income	—	—	—	—	—	1,534	1,534

Balance at March 31, 2007	841,478	$8	247,822	$2	$15,139	$4,187	$19,336

The accompanying notes are an integral part of these consolidated statements.

AMERICAN PUBLIC EDUCATION, INC.

Consolidated Statements of Cash Flows

				Three Months
	Year Ended			Ended
	December 31,			March 31,
	2004	2005	2006	2007
				(Unaudited)
	(In thousands)

Operating activities
Net income attributable to common stockholders	$1,202	$404	$1,798	$1,534
Add: (Loss) from discontinued operations, net	—	(303)	(660)	—

Income from continuing operations attributable to common stockholders	1,202	707	2,458	1,534
Adjustments to reconcile net income to net cash provided by operating activities
Provision for bad debts/(decrease) in allowance for doubtful accounts	117	(467)	(307)	135
Depreciation and amortization	673	1,300	1,953	618
Loss on write-off of software project	—	—	3,148	—
Stock-based compensation	—	1,198	284	502
Preferred stock accretion	1,085	681	—	—
Deferred income taxes	1,221	864	(599)	(152)
Changes in operating assets and liabilities:
Accounts receivable	(4,074)	(1,014)	(5,989)	(665)
Prepaid expenses and other assets	(189)	(71)	(324)	(145)
Income tax receivable	(539)	(730)	589	679
Accounts payable	663	450	390	(1,464)
Accrued liabilities	710	14	1,339	—
Income taxes payable	(517)	—	—	711
Deferred revenue	4,194	1,039	6,069	2,789

Net cash provided by operating activities from continuing operations	4,546	3,971	9,011	4,542
Net cash (used in)/provided by operating activities from discontinued operations	—	(311)	(82)	33

Net cash provided by operating activities	4,546	3,660	8,929	4,575

Investing activities
Capital expenditures	(2,612)	(4,613)	(4,475)	(838)
Capitalized program development costs and other assets	—	(377)	(459)	(40)

Net cash used in investing activities from continuing operations	(2,612)	(4,990)	(4,934)	(878)
Cash used in investing activities from discontinued operations	—	(360)	—	—

Net cash used in investing activities	(2,612)	(5,350)	(4,934)	(878)

Financing activities
Borrowing on long-term debt	—	—	1,980	—
Payments on long-term debt	—	—	(7)	(8)
Cash paid for repurchase of common stock	—	(18,615)	—	—
Cash received from issuance of common stock	—	19,060	199	—
Cash paid for expenses related to recapitalization	—	(465)	—	—
Proceeds from exercise of stock options	258	—	—	479
Principal payments from capital lease obligations	(89)	(29)	—	—

Net cash provided by/(used in) financing activities	169	(49)	2,172	471

Net increase (decrease) in cash and cash equivalents	2,102	(1,739)	6,167	4,168
Cash and cash equivalents at beginning of period	5,148	7,250	5,511	11,678

Cash and cash equivalents at end of period	$7,250	$5,511	$11,678	$15,846

Supplemental disclosures of cash flow information
Interest paid	$—	$3,946	$52	$39

Income taxes paid	$882	$592	$384	$64

Noncash investing/financing transactions:
Preferred stock accretion	$1,085	$681	$—	$—

Conversion of preferred stock	$—	$11,550	$—	$—

Issuance of stock in acquisition	$—	$200	$—	$—

The accompanying notes are an integral part of these consolidated statements.

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited with respect to March 31, 2006 and 2007)

Note 1.	Nature of Business and Significant Accounting Policies

Nature of business.  American Public Education, Inc. (“APEI”) together with its subsidiaries (the “Company”) is a leading provider of exclusively online postsecondary education directed at the needs of the military and public service communities that operates in one reportable segment. APEI has five subsidiaries, including the American Public University System, Inc. (the “University System”), a West Virginia corporation, which operates through two universities, American Military University and American Public University.

The Company was incorporated in Delaware in May 2002 in anticipation of the reorganization of American Military University, Inc., a Commonwealth of Virginia corporation that was founded in 1991 and began offering graduate courses in January 1993. Following initial national accreditation by the Accrediting Commission of the Distance Education and Training Council (“DETC”), in 1995, American Military University, Inc. began offering undergraduate programs primarily directed to members of the armed forces. Over time, American Military University, Inc. diversified its educational offerings into the liberal arts in response to demand by military students for post-military career preparation. With its expanded program offerings, American Military University, Inc. extended its outreach to the greater public service community, primarily police, fire, emergency management personnel and national security professionals. Effective July 29, 2002, American Military University, Inc. reorganized into a holding company structure, with all of the shares of capital stock of American Military University, Inc. being converted into equivalent shares of capital stock of the Company and the operations of American Military University, Inc. becoming operations of the University System. Because this transaction was consummated among entities under common control, it was recorded in a manner similar to that in pooling-of-interest accounting, which is often referred to as a reorganization.

The University System achieved regional accreditation in May 2006 with the Higher Learning Commission of the North Central Association of Colleges and Schools and became eligible for federal student aid programs under Title IV for classes beginning in November 2006.

The Company formed Rockwell Education, Inc. (“Rockwell”) in the Commonwealth of Virginia for the purpose of acquiring all of the assets of Pinnacle Software Solutions, Inc. in February 2005. The acquired assets included Rockwell University, a school that provided various software and programming training sessions to students and companies. As of August 31, 2006, the Company discontinued the operations of Rockwell, and the activities of Rockwell are included in the accompanying financial statements as discontinued operations. Information surrounding the acquisition and disposition of Rockwell is included in Note 13.

A summary of the Company’s significant accounting policies follows:

Basis of accounting.  The accompanying financial statements are presented in accordance with the accrual basis of accounting, whereby revenue is recognized when earned and expenses are recognized when incurred.

Principles of consolidation.  The accompanying consolidated financial statements include accounts of APEI and its subsidiaries. All material inter-company transactions and balances have been eliminated in consolidation.

Unaudited Interim Financial Information.  The accompanying consolidated balance sheet as of March 31, 2007, the consolidated statements of operations for the three months ended March 31, 2006 and 2007 and the consolidated statement of cash flows and stockholders’ equity for the three months ended March 31, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2006 and 2007. The financial data and other

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

information disclosed in these notes to the financial statements related to the three-month periods are unaudited. The results of the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year.

Cash and cash equivalents.  The Company considers all highly liquid investments with original maturities of ninety days or less when purchased to be cash equivalents.

Accounts receivable.  Course registrations are recorded as deferred revenue and accounts receivable at the time students register for the course. Students may remit tuition payments through the online registration process at that time or they may elect various payment options, which can delay the receipt of payment up until the class starts or longer. These other payment options include payments by sponsors, alternative loans, financial aid, or a tuition assistance program that remits payments directly to the Company. When a student remits payment through the online registration, accounts receivable is reduced and the student is provided access to the classroom when classes start. If one of the various other payment options are confirmed as secured, the student is provided access to the classroom. If no receipt is confirmed or payment option secured, the student will be dropped from the class resulting in a reversal of the deferred revenue and accounts receivable. Therefore, billed amounts represent invoices that have been prepared and sent to students or their sponsor, lender, financial aid, or tuition assistance program according to the billing terms agreed upon in advance. The Department of Defense (“DoD”) tuition assistance program is billed by branch of service on a course-by-course basis when a student starts class, whereas federal financial aid programs are billed based on the classes included in a student’s semester. Billed accounts receivable are considered past due if the invoice has been outstanding more than 30 days. The provision for doubtful accounts is based on management’s evaluation of the status of existing accounts receivable. Recoveries of receivables previously written off are recorded when received.

Property and equipment.  Property and equipment is carried at cost less accumulated depreciation. Assets acquired under capital leases are recorded at the lesser of the present value of the minimum lease payments or the fair market value of the leased asset at the inception of the lease. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. In 2004, the Company placed in operation its Partnership At a Distance, or PAD, system, which is a customized student information and services system, that manages admissions, online orientation, course registrations, tuition payments, grade reporting, progress toward degrees, and various other functions. Costs associated with the project have been capitalized in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and classified as property and equipment. These costs are amortized over the estimated useful life of five years.

Valuation of long-lived assets.  The Company accounts for the valuation of long-lived assets under Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell.

Revenue recognition.  The Company records all tuition as deferred revenue when students register for a class. At the beginning of each class, revenue is then recognized on a pro rata basis over the period of the class, which is either eight or sixteen weeks. This results in the Company’s balance sheet including future

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

revenues that have not yet been earned as deferred revenue for classes that have not started or are in progress. Amounts refunded to students due to dropped courses or withdrawals reduce tuition revenue. Other revenue includes miscellaneous fees and merchandise revenue. Tuition revenues vary from period to period based on the number of net course registrations. Students may remit tuition payments through the online registration process at that time or they may elect various payment options, including payments by sponsors, alternative loans, financial aid, or the DoD tuition assistance program that remits payments directly to the Company. These other payment options can delay the receipt of payment up until the class starts or longer, resulting in the recording of a receivable from the student and deferred revenue at the beginning of each session. Tuition revenue for sessions in progress that has not been yet earned by the Company, is presented as deferred revenue in the accompanying balance sheet.

The Company provides scholarships to certain students to assist them financially and promote their registration. Scholarship assistance of $397,009, $363,271 and $711,835 was provided for the years ended December 31, 2006, 2005 and 2004, respectively, and $125,692 and $83,425 for the three months ended March 31 2007 and March 31, 2006, respectively, are included as a reduction to tuition revenue in the accompanying statements of operations.

Advertising costs.  Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2006, 2005 and 2004 of $1,815,936, $1,756,251 and $716,644, respectively, and $533,413 and $399,875 for the three months ended March 31 2007 and March 31, 2006, respectively, are included in selling and promotion costs in the accompanying statements of operations.

Income taxes.  Deferred taxes are determined using the liability method, whereby, deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock-based compensation.  Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R)-Share-Based Payment, or SFAS 123R, which requires companies to expense share-based compensation based on fair value. Prior to January 1, 2006, the Company accounted for share-based payment in accordance with Accounting Principles Board Opinion No. 25-Accounting for Stock Issued to Employees, and provided the disclosure required in SFAS 123-Accounting for Stock-Based Compensation, as amended by SFAS No. 148-Accounting for Stock-Based Compensation-Transition and Disclosure-An Amendment of FASB Statement No. 123.

Income Per Common Share.  Basic income per common share is based on the weighted average number of shares of common stock outstanding during the period and, because our preferred stock participated in receipt of dividends equally to common stockholders, also reflects the dilutive effects of the outstanding shares of our preferred stock. Diluted net income per common share increases the shares used in the per share calculation by the dilutive effects of options and warrants.

Options to purchase 25,000, 17,165, and 39,399 common shares, respectively, were outstanding but not included in the computation of diluted net income per common share in 2004, 2005, and first quarter 2006, respectively, because their effect would be antidilutive.

Fair value of financial instruments.  The methods and significant assumptions used to estimate the fair values of financial instruments are as follows: the carrying amounts including cash and cash equivalents,

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

tuition receivable, accounts payable, and accrued liabilities, and current maturities of long-term borrowings approximate fair value because of the short maturity of these instruments. The carrying amount of long-term debt approximates fair value because inherent interest rates on these instruments fluctuate with market interest rates offered to the Company for debt of similar terms and maturities.

Financial risk.  The Company maintains its cash and cash equivalents in bank deposit accounts, which at times may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Estimates.  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill.  The Company records as goodwill excess of purchase price over the fair value of the identifiable net assets acquired. Statements of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, prescribes a two-step process for the impairment testing of goodwill, which is performed annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. As of August 31, 2006, goodwill was fully impaired and written off in the amount of $735,025 upon the decision to discontinue operations of the Company’s subsidiary Rockwell.

Recent accounting pronouncements.  In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (“SFAS 154”). This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. For the Company, SFAS 154 was effective at the beginning of fiscal year 2007. The adoption of SFAS 154 did not have a material impact on the Company’s consolidated financial statements. In June 2006, the Financial Accounting Standards Board Issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. This interpretation applies to all tax positions accounted for in accordance with SFAS No. 109 by defining the criteria that an individual tax position must meet in order for the position to be recognized within the financial statements and provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company has adopted FIN 48 effective January 1, 2007. There was no material financial impact to the Company as a result of adopting this standard.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines and establishes a framework for measuring fair value. In addition, SFAS 157 expands disclosures about fair value measurements. For the Company, SFAS 157 is effective beginning in fiscal year 2009. The Company does not expect that the adoption of SFAS 157 will have a material impact on its consolidated financial statements.

Reclassifications.  Certain 2005 and 2004 amounts have been reclassified to conform to the 2006 presentation. These reclassifications had no effect on previously reported net income.

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

Note 2.	Property and Equipment

Property and equipment at December 31, 2006 and 2005 consisted of the following:

				As of
	Useful			March 31,
	Life	2005	2006	2007

Land	—	$117,332	$217,332	$217,332
Building	27.5 years	2,920,074	2,770,701	2,770,701
Leasehold improvements	3 years	—	256,701	256,701
Office equipment	3 to 5 years	122,580	317,429	400,354
Computer equipment	3 to 5 years	1,723,667	2,643,010	2,643,813
Furniture and fixtures	7 years	299,749	610,912	700,233
Software development	5 years	6,564,178	6,258,617	6,740,656
Program development	3 years	—	456,716	454,170

		11,747,580	13,531,418	14,183,960
Accumulated depreciation and amortization		2,216,077	4,168,810	4,601,460

		$9,531,503	$9,362,608	$9,582,500

During the years ended December 31, 2006, 2005 and 2004, the Company recorded $1,952,733, $1,299,814 and $673,043, respectively, and $617,614 and $383,359 for the three months ended March 31, 2007 and March 31, 2006, respectively, in depreciation and amortization expense.

Note 3.	Line of Credit

The Company has available a line of credit with a maximum borrowing amount of up to $5,000,000. The line bears interest at LIBOR plus 200 basis points (7.3% at December 31, 2006 and 7.6% at March 31, 2007). The line is secured by substantially all of the assets of the University System. There were no amounts outstanding as of March 31, 2007, December 31, 2006 and 2005, respectively.

Note 4.	Long-Term Debt

On September 22, 2006, two of the Company’s subsidiaries formed to hold real property obtained mortgage notes payable. The terms and amounts outstanding on these notes as of December 31, 2006 are as follows:

$892,500 mortgage note bearing interest at LIBOR plus 225 basis points (7.6% at December 31, 2006), secured by the assets of the subsidiary formed to hold the related real property, due in full on September 1, 2011	$889,290
$1,087,500 mortgage note bearing interest at LIBOR plus 225 basis points (7.6% at December 31, 2006), secured by the assets of the subsidiary formed to hold the related real property, due in full on September 1, 2011	1,083,588

$1,972,878

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

Maturities of long-term notes payable as of December 31, 2006 are due in future years as follows:

Years Ending December 31,

2007	$28,932
2008	30,945
2009	33,618
2010	36,189
2011	1,843,194

$1,972,878

Note 5.	Swap Agreements

Effective September 2006, the Company entered into a 5-year interest rate swap agreement for a notional amount equal to the obligation under the mortgage notes payable whereby the Company receives a variable interest rate based on LIBOR and pays a fixed rate of 5.05%. This mechanism is intended to allow the Company to realize the potential benefit of a lower fixed rate. As of December 31, 2006 and March 31, 2007, the unrealized gain on the interest rate swap agreement was nominal.

Note 6.	Operating Leases

The Company leases office space in Virginia and West Virginia under operating leases that expire between July 2006 and January 2011. Rent expense related to these operating leases amounted to $683,320, $484,960, $265,450 for the years ended December 31, 2006, 2005 and 2004, respectively. Rent expense related to operating leases amounted to $115,724 and $153,231 for the three months ended March 31, 2006 and 2007, respectively. The minimum rental commitment under the operating leases is due as follows:

Years Ending December 31,

2007	$516,837
2008	511,510
2009	370,723
2010	120,000
2011	10,000

$1,529,070

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

Note 7.	Income Taxes

The components of the income tax expense (benefit) for the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2007 were as follows:

				Three Months
				Ended March 31,
	2004	2005	2006	2007

Current income tax expense (benefit):
Federal	$(113,556)	$(198,609)	$938,247	$1,164,714
State	220,046	60,576	117,400	289,237

	106,490	(138,033)	1,055,647	1,453,948

Deferred tax expense:
Federal	1,075,360	760,537	(585,195)	(136,420)
State	145,328	103,345	(13,505)	(16,398)

	1,220,688	863,882	(598,700)	(152,818)

	$1,327,178	$725,849	$456,947	$1,301,130

The tax effects of principal temporary differences are as follows:

			As of
			March 31,
	2005	2006	2007

Deferred tax assets:
Property and equipment	$—	$976,785	$1,288,292
Stock option compensation expense	—	129,355	191,997
Allowance for doubtful accounts	65,736	98,882	159,471
Prepaid expenses	30,879	—	—
Accrued vacation	68,210	112,659	120,763
Net operating loss carry forwards	10,588	—	—
Charitable contribution carryover	—	26,209	20,112
State book to tax differences	—	93,660	95,830

	175,413	1,437,550	1,876,465

Deferred tax liabilities:
Income tax deductible capitalized software development costs	1,622,303	2,543,238	2,794,771
Property and equipment	289,885	—	—
Prepaid expenses	—	32,387	50,168
Accrued Severance	—	—	16,783

	1,912,188	2,575,625	2,861,722

	$(1,736,775)	$(1,138,075)	$(985,257)

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

The deferred tax amounts above have been classified on the accompanying balance sheets as of December 31, 2005 and 2006 and as of March 31, 2007, as follows:

			As of
			March 31,
	2005	2006	2007

Current assets	$175,413	$299,023	$471,163

Non-current liabilities	$1,912,188	$1,437,098	$1,456,420

The income tax expense differs from the amount of tax benefit determined by applying the United States Federal income tax rates to pretax income and loss due to permanent tax differences, research and development tax credits related to capitalized software development costs, and the use of historical tax credits.

							Three Months Ended
	2004		2005		2006		March 31, 2007
	Amount	%	Amount	%	Amount	%	Amount	%

Tax expense at statutory rate	$859,372	34.00	$414,516	34.00	$750,762	34.00	$997,394	35.00
State taxes, net	116,773	4.62	56,325	4.62	111,616	5.05	177,343	6.22
Permanent differences	425,362	16.83	274,038	22.48	19,922	.09	64,794	2.27
Other	(74,329)	(2.94)	(19,030)	(1.56)	(425,354)	(19.26)	61,599	2.16

	$1,327,178	52.51	$725,849	59.54	$456,947	20.69	$1,301,130	45.65

Permanent differences in the table above are mainly attributable to preferred stock accretion for the years ended 2004 and 2005. Other is primarily historic rehabilitation credits associated with real estate acquired in 2006.

Note 8.	Retirement Plan

The Company has established a tax deferred 401(k) retirement plan that provides retirement benefits to all of its eligible employees. The participants may elect to contribute up to 60% of their gross annual earnings not to exceed ERISA and IRS limits. The plan provides for Company discretionary profit sharing contributions at matching percentages. Employees immediately vest 100% in all salary reduction contributions and employer contributions. The Company made discretionary contributions to the plan of $399,740, $339,033 and $307,841 for the years ended December 31, 2006, 2005 and 2004, respectively, and $155,490 and $89,885 for the three months ended March 31, 2007 and March 31, 2006, respectively.

Note 9.	Stockholders’ Equity

Common stock

In connection with the Stock Purchase Agreement described in Note 10, the Company authorized and issued a new class of capital stock designated as Class A Common Stock.

In connection with the 2005 Stock Purchase Agreement described in Note 10, the Company repurchased 333,751 shares of Common Stock of the Company from its then majority stockholder, representing the remaining holdings of that stockholder. The shares were repurchased for the estimated fair market value price of $50 per share. In September of 2005, the Company offered to repurchase all of the shares held by stockholders holding less than 20,000 shares of Common Stock. As a result of the offer, the Company repurchased 38,550 shares of Common Stock from various stockholders at $50 per share for a total of $1,927,500.

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

Stock Incentive Plan

In February 2002, the Company adopted the 2002 Stock Incentive Plan (“the 2002 Stock Plan”). The 2002 Stock Plan initially allowed the Company to grant up to 165,000 shares of stock options and restricted stock at fair value to employees, officers, directors, and service providers of the Company and its affiliates, at the discretion of the Board of Directors. Options granted to date and currently outstanding vest ratably over periods of three to five years and expire in 10 years from the date of grant. The options are granted to employees at a purchase price that approximates the fair value of the Company’s stock. In August 2005, the 2002 Stock Plan was amended to increase the shares of common stock reserved for grant under the plan to 200,000.

On January 1, 2006, the Company adopted the provisions of FASB Statement No. 123 — Share-Based Payment, a revision of FASB Statement No. 123 — Accounting for Stock-Based Compensation (“SFAS 123R”). This standard requires companies to recognize the expense related to the fair value of their stock-based compensation awards. The Company elected to use the modified prospective approach to transition to SFAS 123R, as allowed under the statement; therefore, the Company has not restated financial results for prior periods. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of December 31, 2006, based on the fair value on the grant date estimated in accordance with the original provisions of SFAS 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 was based on the fair value on the grant date, estimated in accordance with the provisions of SFAS 123R using the Black-Scholes model. The Company recognizes compensation expense for stock option awards on a ratable basis over the requisite service period of the award. For the year ended December 31, 2006, the Company recognized $284,000 in stock-based compensation expense as required under SFAS 123R and a total income tax benefit of $57,000 for 2006. Stock-based compensation expense for the three months ended March 31, 2007 and 2006 was $502,000 and $145,000, respectively, with a total tax benefit of $135,000 and $41,000, respectively. Prior to adopting SFAS 123R, the Company applied the recognition and measurement principles of Accounting Principles Board Opinion No. 25 — Accounting for Stock-Based Compensation and provided the pro forma disclosures previously required by SFAS 123. Prior to the adoption of SFAS 123R, the Company did not include compensation expense for employee stock options in net income, since all stock options granted under those plans had an exercise price equal to the market value of the common stock on the date of the grant.

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

The following table illustrates the effects on income as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation during the years ended December 31, 2004 and 2005:

	2004	2005

Income attributable to common stockholders:	$1,201,886	$403,536
Deduct total stock-based compensation expense, determined under fair value method for all awards, net of related tax effects	(141,893)	(63,493)

Net income, pro forma	$1,059,993	$340,043

Income attributable to common stockholders per share:
As reported
Basic	$2.45	$0.55

Diluted	$2.45	$0.53

Pro forma
Basic	$2.16	$0.46

Diluted	$2.16	$0.44

The fair value of each option award is estimated at the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the following table. Expected volatilities are based on the best estimate of the historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee and director terminations within the model, as well as the expected term of options granted, which represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

				Three Months
				Ended March 31,
	2004	2005	2006	2007

Expected volatility	18.90%	18.90%	45.60%	27.75%
Expected dividends	0.00%	0.00%	0.00%	0.00%
Expected term, in years	5.0	5.0	6.5	6.5
Risk-free interest rate	3.00%-4.61%	3.71%-4.13%	4.61%-5.01%	4.58%-4.76%
Weighted-average fair value of options granted during the year	$3.78	$6.44	$26.16	$54.84

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

A summary of the status of the Company’s Stock Incentive Plan as of December 31, 2004, 2005 and 2006, and as of March 31, 2007 and the changes during the periods then ended is as follows:

		Weighted
	Number	Average Exercise
	of Options	Price

December 31, 2003	116,000	$14.50
Options granted	38,000	$15.32
Awards exercised	(19,000)	$14.50

December 31, 2004	135,600	$14.73
Options granted	16,500	$24.85
Awards exercised	(64,025)	$14.50
Awards forfeited	(18,375)	$14.50

December 31, 2005	69,700	$17.39
Options granted	26,834	$50.00
Awards exercised	(11,100)	$17.96

December 31, 2006	85,434	$27.56
Options granted	22,500	$60.00
Awards exercised	(16,700)	$28.75
Canceled	(1,200)	$14.50

March 31, 2007	90,034	$35.62

A summary of the status of options outstanding at December 31, 2006, is as follows:

	Options Outstanding		Options Exercisable
		Weighted-		Weighted-
		Average		Average
	Number	Remaining	Number	Exercise
Exercise Price	Outstanding	Contractual Life	Exercisable	Price

$14.50	20,500	5.50 years	12,300	$14.50
$15.74	31,100	7.95 years	9,300	$15.74
$25.24	5,000	8.28 years	1,000	$25.24
$50.00	28,834	9.18 years	5,600	$50.00

	85,434		28,200

Aggregate intrinsic value at December 31, 2006	$2,264,752		$894,802

As of December 31, 2006, there was $611,552 of total unrecognized compensation cost associated with non-vested share-based compensation arrangements granted under the plan. That remaining cost is expected to be recognized over a weighted average period of approximately 3.32 years.

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

A summary of the status of fixed options outstanding at March 31, 2007, is as follows:

	Options Outstanding		Options Exercisable
		Weighted-		Weighted-
		Average		Average
	Number	Remaining	Number	Exercise
Exercise Price	Outstanding	Contractual Life	Exercisable	Price

$14.50	16,000	5.36 years	11,600	$14.50
$15.74	22,700	7.71 years	2,600	$15.74
$25.24	5,000	8.03 years	1,000	$25.24
$50.00	28,834	8.73 years	8,266	$50.00
$60.00	17,500	9.87 years	6,000	$60.00

	90,034	8.06 years	29,466	$34.20

Aggregate intrinsic value at March 31, 2007	$6,921,627		$2,307,261

As of March 31, 2007, there was $2.1 million of total unrecognized compensation cost associated with non-vested share-based compensation arrangements granted under the plan. That remaining cost is expected to be recognized over a weighted average period of approximately 4.5 years.

The following table summarizes information regarding stock option exercises:

				Three Months Ended
				March 31,
	2004	2005	2006	2006	2007
	(In thousands)

Proceeds from stock options exercised	$276	$928	$199	$13	$480
Intrinsic value of stock options exercised	$24	$2,003	$356	$31	$453

Note 10.	Stock Purchase Agreement

Conditionally Redeemable Preferred Stock

On August 30, 2002, the Company entered into a Stock Purchase Agreement with third party investors. Under the Stock Purchase Agreement, the Company issued 236,082 shares of Series A Convertible Preferred Stock (“Series A Preferred”), $0.01 par value, at $42.36 per share. The Series A Preferred was convertible to the Company’s common stock at the holders’ option at an original conversion ratio of 1:1. The Series A Preferred was also redeemable at the holders’ option on or after August 30, 2007 at a value of the greater of the fair value of shares at the time of redemption or the Liquidation Preference, which is defined as the sum of original purchase price, any declared but unpaid dividends and an additional amount of 8% per annum of the original purchase price, compounded annually. In the event of a liquidation, the holders of the Series A Preferred were entitled to receive the Liquidation Preference, and in the event that the Company had not met certain performance criteria, the holders were also entitled to participate on a pro rata basis with the holders of the common stock in any remaining distribution. The liquidation preference as of December 31, 2004 was $11,976,411. Holders of the Series A Preferred were entitled to the number of votes equaling the common shares upon conversion. As long as the investors of Series A Preferred maintained 118,041 shares, they were also entitled to elect two members of the Board of Directors.

Because the Series A Preferred could have been redeemed on or after August 30, 2007 at the holders’ option, proceeds from Series A Preferred, less related issuance costs of $1,064,421, were initially recorded as

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

a liability in the accompanying consolidated financial statements. Upon receipt of a redemption request, the Company would have been required to redeemed the outstanding shares of Series A Preferred in full within one year of the redemption request. The difference between the initial carrying value of the Series A Preferred and the highest redemption value on August 30, 2007, which was estimated to be $14,693,918, (the original purchase price plus 8% per annum, compounded annually), was initially accreted using the effective interest method over a five-year period.

Warrants

In connection with the Stock Purchase Agreement, the Company issued a warrant (the “Warrant”) to purchase 14,165 shares of its Series A-1 Convertible Preferred Stock (“Series A-1 Preferred”) to a third party placement agent for its service in arranging and negotiating the Series A Preferred placement. The Warrant had an initial exercise price of $50.83 per share and was to expire on August 30, 2007. The Series A-1 Preferred had identical rights and privilege as Series A Preferred, except the holder of Series A-1 Preferred were not entitled to participate with the Common Stock in a liquidation as a result of a failure to meet performance criteria. The fair value of the Warrant on the date of issuance and as of December 31, 2004 was determined to be de minimis.

In August 2005, the Company consummated a number of transactions, resulting in the conversion of all of its Series A Preferred Stock and the Warrant, the purchase of Class A Common Stock by third party investors, and the purchase of all outstanding shares of the Company’s majority stockholder, including options exercised in 2005.

Conversion of Preferred Stock

The Company converted 236,082 shares of the Series A Preferred Stock into Class A Common Stock at a conversion rate of 2.060632 shares of Class A Common Stock for each 1 share of Series A Preferred. The voting, dividend, and liquidation rights of holders of Class A Common Stock and Common Stock are identical and at an equal rate with one another except no dividend will be declared and paid on the Common Stock unless and until an equal dividend has been declared and paid on the Class A Common Stock and the consent of the holders of Class A Common Stock is required to, among other things, consent to certain fundamental transactions, the incurrence of indebtedness in excess of $2,000,000 in the aggregate, and acquiring other entities.

Conversion of Preferred Stock Warrants

In connection with the conversion of the Series A Preferred, the Company entered into an agreement to convert the Warrant into a warrant to purchase 14,165 shares of Class A Common Stock. The exercise price for the new warrant is priced at $50.83 per share and it is exercisable until August 30, 2009.

Issuance of Class A Common Stock to Third Party Investors

The Company sold 320,000 shares of its Class A Common Stock for the fair market value price of $50 per share for gross proceeds of $16,000,000 to funds associated with two venture capital firms.

Company Purchase of Outstanding Shares of Major Stockholder

With the proceeds received from the sale of 320,000 shares of Class A Common Stock, the Company purchased 300,000 shares of Common Stock held by the Company’s majority stockholder and 33,751 options exercised by that stockholder in 2005, which represented all of the shares held by that stockholder. The

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

Company purchased these shares for the estimated fair market value price of $50 per share for a total amount of $16,687,550.

Note 11.	Contingencies

From time to time the Company may be involved in litigation in the normal course of its business. In the opinion of management, the Company is not aware of any pending or threatened litigation matters that will have a material adverse effect on the Company’s business, operations, financial condition or cash flows.

Note 12.	Concentration

Approximately 67% of the Company’s 2006 revenues were derived from students who receive tuition assistance from tuition assistance programs sponsored by the United States Department of Defense. A reduction in this assistance could have a significant impact on the Company’s operations. In October of 2006, APUS was approved for participation in Title IV programs, allowing the Company to participate in Federal Student Aid programs.

Note 13.	Acquisition and Disposition of Rockwell Education, Inc.

On February 1, 2005, the Company and Rockwell, which had been formed for this purposes, entered into an asset purchase agreement with Pinnacle Software Solutions, Inc. (“Pinnacle”) that provided for Rockwell to purchase the fixed assets of Pinnacle including, the fixed assets, entire right, title and interest in the business intellectual property, assumed contracts, deferred revenue and goodwill of the business, which included Rockwell University. The purchase price consisted of cash paid by the Company of $360,000 and issuance of 8,001 shares of Common Stock of the Company, which were subject to certain restrictions.

Included in the asset purchase agreement were two additional payments that could become due and payable if certain conditions were met. One payment was based on the purchased business unit maintaining earnings before interest and taxes, or EBIT, equal to or greater than zero during the 12 months ending January 31, 2006. No payment would be due if the EBIT was less than $122,367. The second payout was based on revenue realized during the same period. No payment would be due if revenue was less than $1,295,398. The aggregate amount of both payments could not exceed $200,000. Neither threshold for bonus payments were met, and no bonus payouts were made.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Property and equipment	$65,000
Goodwill	735,025

Total assets acquired	800,025

Deferred revenue	(240,000)

Total liabilities assumed	(240,000)

Net assets acquired	$560,025

In the second quarter of 2006 the Company determined to discontinue the operations of Rockwell after completing a teach-out of existing students in August 2006. Assets of Rockwell that were of use to the University System were transferred to it. All remaining Rockwell assets were disposed of, and goodwill acquired was determined to be impaired and was written off. Prior year presentation was reclassified in the

AMERICAN PUBLIC EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited with respect to March 31, 2006 and 2007)

current year financial statements to present the discontinued operations assets, liabilities and net loss from discontinued operations.

Note 14.	Segment Information

The Company is organized and operates as one operating segment. In accordance with FASB Statement No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”), the chief operating decision-maker has been identified as the Chief Executive Officer. The Chief Executive Officer reviews operating results to make decisions about allocating resources and assessing performance for the entire company. Since the Company operates in one segment and provides one group of similar services, all financial segment and product line information required by SFAS No. 131 can be found in the consolidated financial statements.

          Shares

American Public Education, Inc.

Common Stock

PROSPECTUS
        , 2007

William Blair & Company	Piper Jaffray

Stifel Nicolaus

ThinkEquity Partners LLC
BMO Capital Markets
Signal Hill

Until          , 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses, other than the underwriting discounts and commissions, payable by American Public Education, Inc. (the “Registrant”) in connection with the sale of the common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and listing fee for The NASDAQ Stock Market.

Amount

SEC registration fee		$2,824
NASD filing fee		9,700
The NASDAQ Stock Market listing fee		*
Blue sky qualification fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Delaware General Corporation Law.  Section 145(a) of the General Corporation Law of the State of Delaware, (the “Delaware General Corporation Law”), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation.  The Registrant’s restated certificate of incorporation filed as Exhibit 3.1 hereto provides that the Registrant’s directors will not be personally liable to the Registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. However, nothing contained in such provision will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit.

Bylaws.  The Registrant’s amended and restated bylaws provide for the indemnification of the officers and directors of the Registrant to the fullest extent permitted by the Delaware General Corporation Law. The bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, any civil or criminal action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Registrant shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss, including, without limitation, attorneys’ fees, incurred by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be or not opposed to the best interests of the Registrant and had no reason to believe that such person’s conduct was illegal.

Insurance.  The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Underwriting Agreement.  The Registrant’s purchase agreement with the underwriters will provide for the indemnification of the directors and officers of the Registrant and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

The information presented below describes the sales and issuances of securities by the Registrant since January 1, 2004. The information shown does not give effect to the stock split implemented by the Registrant immediately before completion of the offering registered by this registration statement. Unless otherwise indicated, the consideration for all such sales and issuances, other than issuances of stock options, was cash. The information presented below regarding the aggregate consideration received by the Registrant is provided before deduction of offering and other related expenses.

In August 2005, the Registrant issued 320,000 shares of the Registrant’s Class A Common Stock, at a purchase price of $50.00 per share, or $16,000,000 in the aggregate to six accredited investors. In connection with that issuance, the Registrant also (i) reclassified 236,082 outstanding shares of the Registrant’s Series A Preferred Stock held by four accredited investors as shares of the Registrant’s Class A Common Stock at a ratio of 2.060632-to-1 and (ii) exchanged a warrant to purchase 14,165 shares of the Registrant’s Series A Preferred Stock held by an institutional investor for a warrant to purchase the same number of shares of the Registrant’s Class A Common Stock, at an initial exercise price of $50.83 per share, which warrant had been initially issued as partial payment for services provided by the institutional investor, as placement agent, in a prior offering.

In October 2005, the Registrant issued 35,000 shares of the Registrant’s Class A Common Stock, at a purchase price of $50.00 per share, or $1,750,000 in the aggregate, to four accredited investors.

In November 2005, the Registrant issued 6,000 shares of the Registrant’s common stock, at a purchase price of $50.00 per share, or $300,000 in the aggregate, to an executive officer of the Registrant.

Option Issuances

In 2004, the Registrant issued an aggregate of 19,000 shares of the Registrant’s common stock upon the exercise of (i) employee benefit options to one of the Registrant’s employees and (ii) an option by a service provider of the Registrant, at a weighted average exercise price of $13.55 per share, for aggregate consideration of $257,500. In 2005, the Registrant issued an aggregate of 64,025 shares of the Registrant’s common stock upon the exercise of employee benefit options to six of the Registrant’s employees at an exercise price of $14.50 per share, for aggregate consideration of $928,362.50. In 2006, the Registrant issued an aggregate of 11,100 shares of the Registrant’s common stock upon the exercise of employee benefit options to six of the Registrant’s employees at a weighted average exercise price of $17.97 per share, for aggregate consideration of $199,436. As of July 31, 2007, the Registrant has issued an aggregate of 29,400 shares of the Registrant’s common stock upon the exercise of stock options to 15 of the Registrant’s employees and service providers at a weighted average exercise price of $26.82 per share, for aggregate consideration of $788,376.

Since January 1, 2004, the Registrant has issued to directors, officers, employees and service providers options to purchase approximately 117,334 shares of the Registrant’s common stock under the Registrant’s 2002 Stock Incentive Plan, as amended, at exercise prices from $14.50 to $60 per share.

* * * *

The issuances of securities in the foregoing transactions were effected without registration under the Securities Act in reliance on Section 4(2) thereof, Regulation D thereunder or Rule 701 thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. None of such transactions was effected using any form of general advertising or general solicitation as such terms are used in Regulation D under the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates or other instruments issued in such transactions. All such recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The following exhibits are filed herewith:

**1	.1	Form of Underwriting Agreement between American Public Education, Inc., or the Company, and the underwriters
**3	.1	Form of Restated Certificate of Incorporation of the Company (to become effective upon completion of the offering)
**3	.2	Form of Amended and Restated Bylaws of the Company (to become effective upon completion of the offering)
**3	.3	Amended and Restated Certificate of Incorporation
**3	.4	Amended and Restated Bylaws
**4	.1	Form of certificate representing the Common Stock, $0.01 par value per share, of the Company
**5	.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the Common Stock
**10	.1+	American Military University, Inc. 2002 Stock Incentive Plan
**10	.1A+	Form of Stock Option Agreement for grants pursuant to the American Military University, Inc. 2002 Stock Incentive Plan
**10	.1B+	Form of Non-Qualified Stock Option Agreement for grants pursuant to the American Military University, Inc. 2002 Stock Incentive Plan
**10	.2+	American Public Education, Inc. 2007 Omnibus Incentive Plan
**10	.2A+	Form of Incentive Stock Option Agreement for grants pursuant to the American Public Education, Inc. 2007 Omnibus Incentive Plan
**10	.2B+	Form of Non-Qualified Stock Option Agreement for grants pursuant to the American Public Education, Inc. 2007 Omnibus Incentive Plan
**10	.3	Form of Indemnification Agreement
**10	.4+	Employment Agreement between the Company and Wallace E. Boston, Jr. dated June 21, 2004
**10	.5+	Employment Agreement between the Company and Harry T. Wilkins dated February 5, 2007
**10	.6+	Employment Agreement between the Company and Frank B. McCluskey dated April 10, 2005
**10	.7+	Employment Agreement between the Company and James H. Herhusky dated October 31, 2003
**10	.8+	Annual Incentive Plan
**10	.9	Amended and Restated Registration Rights Agreement dated as of August 2, 2005, among the Company and the Investors named therein (the “Registration Rights Agreement”)
**10	.9A	Amendment and Joinder Agreement to the Registration Rights Agreement dated as of July 31, 2006
21.1		List of Subsidiaries
23.1		Consent of McGladrey & Pullen, LLP
**23	.3	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page)

**	To be filed by amendment.

+	Management contract or compensatory plan or arrangement.

(b)	Financial Statement Schedules

The financial statement schedules are omitted because they are inapplicable or the requested information is shown in our financial statements or related notes thereto.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Charles Town, State of West Virginia, on August 7, 2007.

American Public Education, Inc.

By:	/s/ Wallace E. Boston, Jr.
Name: Wallace E. Boston, Jr.

Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Wallace E. Boston, Jr. and Harry T. Wilkins, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or any Registration Statement relating to this Registration Statement under Rule 462 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed as of August 7, 2007 by the following persons in the capacities and on the date indicated.

Name	Title

/s/ Wallace E. Boston, Jr. Wallace E. Boston, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Harry T. Wilkins Harry T. Wilkins	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Phillip A. Clough Phillip A. Clough	Chairman of the Board of Directors

/s/ Jean C. Halle Jean C. Halle	Director

/s/ David L. Warnock David L. Warnock	Director

/s/ Timothy W. Weglicki Timothy W. Weglicki	Director

/s/ J. Christopher Everett J. Christopher Everett	Director

/s/ F. David Fowler F. David Fowler	Director

EXHIBIT INDEX

**1	.1	Form of Underwriting Agreement between American Public Education, Inc., or the Company, and the underwriters
**3	.1	Form of Restated Certificate of Incorporation of the Company (to become effective upon completion of the offering)
**3	.2	Form of Amended and Restated Bylaws of the Company (to become effective upon completion of the offering)
**3	.3	Amended and Restated Certificate of Incorporation
**3	.4	Amended and Restated Bylaws
**4	.1	Form of certificate representing the Common Stock, $0.01 par value per share, of the Company
**5	.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the Common Stock
**10	.1+	American Military University, Inc. 2002 Stock Incentive Plan
**10	.1A+	Form of Stock Option Agreement for grants pursuant to the American Military University, Inc. 2002 Stock Incentive Plan
**10	.1B+	Form of Non-Qualified Stock Option Agreement for grants pursuant to the American Military University, Inc. 2002 Stock Incentive Plan
**10	.2+	American Public Education, Inc. 2007 Omnibus Incentive Plan
**10	.2A+	Form of Incentive Stock Option Agreement for grants pursuant to the American Public Education, Inc. 2007 Omnibus Incentive Plan
**10	.2B+	Form of Non-Qualified Stock Option Agreement for grants pursuant to the American Public Education, Inc. 2007 Omnibus Incentive Plan
**10	.3	Form of Indemnification Agreement
**10	.4+	Employment Agreement between the Company and Wallace E. Boston, Jr. dated June 21, 2004
**10	.5+	Employment Agreement between the Company and Harry T. Wilkins dated February 5, 2007
**10	.6+	Employment Agreement between the Company and Frank B. McCluskey dated April 10, 2005
**10	.7+	Employment Agreement between the Company and James H. Herhusky dated October 31, 2003
**10	.8+	Annual Incentive Plan
**10	.9	Amended and Restated Registration Rights Agreement dated as of August 2, 2005, among the Company and the Investors named therein (the “Registration Rights Agreement”)
**10	.9A	Amendment and Joinder Agreement to the Registration Rights Agreement dated as of July 31, 2006
21.1		List of Subsidiaries
23.1		Consent of McGladrey & Pullen, LLP
**23	.3	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
24.1		Power of Attorney (included on signature page)

**	To be filed by amendment.